As filed with the Securities and Exchange Commission on November 24, 2004.

Registration No. 333-117278

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ARBINET-THEXCHANGE, INC.

(Exact name of registrant as specified in its charter)

Delaware	7389	13-3930916
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

120 Albany Street, Tower II, Suite 450

New Brunswick, New Jersey 08901

(732) 509-9100

(Address Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

J. Curt Hockemeier

President and Chief Executive Officer

Arbinet-thexchange, Inc.

120 Albany Street, Tower II, Suite 450

New Brunswick, New Jersey 08901

(Name, Address Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David J. Sorin, Esq.	Abigail Arms, Esq.
Andrew P. Gilbert, Esq.	Shearman & Sterling LLP
Morgan, Lewis & Bockius LLP	801 Pennsylvania Avenue, N.W., Suite 900
502 Carnegie Center	Washington, D.C. 20004
Princeton, New Jersey 08540	(202) 508-8000
(609) 919-6600

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration Fee(3)(4)
Common Stock, $0.001 par value per share	7,515,715	$16.00	$120,251,440	$15,235.86

(1)	Includes 980,310 shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price.
(4)	A registration fee of $14,570.50 has been paid previously in connection with this Registration Statement based on an estimate of the aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated November 24, 2004

PROSPECTUS

                 Shares

Arbinet-thexchange, Inc.

Common Stock

This is Arbinet-thexchange, Inc.’s initial public offering. Arbinet-thexchange, Inc. is offering 4,000,000 shares and the selling stockholders identified in this prospectus are offering an additional 2,535,405 shares.

We expect the initial public offering price to be between $14 and $16 per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will be quoted on the Nasdaq National Market under the symbol “ARBX.”

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 10.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Arbinet	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional 980,310 shares of common stock from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover any overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                         , 2004

Merrill Lynch & Co.	Lehman Brothers

SG Cowen & Co.

William Blair & Company

Advanced Equities, Inc.

The date of this prospectus is                         , 2004.

data on
the change

Trade

Voice and Internet Access

Liquid Market

Neutral and Anonymous

Transparent Market Info

Web-Based

Route

Integrated Order Delivery

One Connection
to Global Market

Highly Scalable Voice,
Voice over IP and Internet
Access Platforms

Proprietary Software
and Patented Processes

Settle

Trade Authentication

Centralized Clearing

Consolidated Invoicing

Credit Risk Management

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

SUMMARY

This summary highlights information contained elsewhere in this prospectus that we believe is most important to understanding how our business is currently being conducted. You should read the entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and related notes included in this prospectus, before making an investment decision.

Overview

We are the leading electronic market for trading, routing and settling communications capacity. Members of our exchange, consisting primarily of communications services providers, anonymously buy and sell voice calls and Internet capacity through our centralized, efficient and liquid marketplace. Communications services providers that do not use our exchange generally individually negotiate and buy access to the networks of other communications services providers to send voice calls and Internet capacity outside of their network. We believe that we provide a cost-effective and efficient alternative to these direct connections. With a single interconnection to our exchange, members have access to all other members’ networks. Members place orders through our easy-to-use web-based interface. Sellers on the exchange post sell orders to send voice calls and Internet capacity for specific destinations, or routes, at various prices. We independently assess the quality of these routes and include that information in the sell order. Buyers enter buy orders based on route quality and price and are matched to sell orders by our fully automated trading platform and our proprietary software. When a buyer’s order is matched to a seller’s order, the voice calls or Internet capacity are then routed through our state-of-the-art facilities. We invoice and process payments for our members’ transactions and manage the credit risk of buyers primarily through our credit management programs with third parties.

Through our exchange, members have access to communications capacity in every country in the world. Our exchange has achieved increased liquidity, as we have continued to add new members and experience growth in the number of minutes of wireline and wireless voice calls traded on our exchange through both traditional communications networks and voice over Internet protocol, or VoIP, facilities. As of September 30, 2004, we had 343 members who subscribed to our voice trading services, including eight of the world’s ten largest communications services providers. The following table illustrates the growth and changing mix of the minutes traded on our exchange for voice calls:

	Minutes (billion)	% Increase relative to prior comparable period (1)	Wireline/Wireless Mix		Traditional Networks/VoIP
			Wireline	Wireless	Traditional	VoIP
2003 Full Year	8.0	60%	63%	37%	89%	11%

2004 First Nine Months	7.5	29%	61%	39%	84%	16%

(1)	2003 full year compared to 2002 full year and 2004 first nine months compared to 2003 first nine months.

In July 2004, we launched products and services that allow the trading of Internet capacity through our exchange. As of September 30, 2004, we had 25 members who subscribed to our Internet data trading services. In September 2004, we acquired the Internet protocol trading exchange business of Band-X Limited, or Band-X, with operations located in New York, London, and Edinburgh, Scotland for $4.0 million in cash, subject to certain working capital adjustments. As part of our acquisition, 195 former Band-X customers became our customers and nine former Band-X suppliers became our suppliers. We are in the process of establishing direct contractual relationships with these customers and suppliers. We believe many of such customers and suppliers will become members of our exchange. We believe the acquisition will accelerate the growth of our exchange for Internet capacity.

For the year ended December 31, 2003, we reported fee revenues of $34.0 million, net loss of approximately five thousand dollars and earnings before income tax, depreciation and amortization, or EBITDA, of $8.8 million. For the nine months ended September 30, 2004, we reported fee revenues of $32.2 million, net income of $1.9 million and EBITDA of $10.6 million. By comparison, for the nine months ended September 30, 2003, we reported fee revenues of $25.0 million, a net loss of $1.3 million and EBITDA of $5.8 million. For information regarding our calculation of and the reasons why management uses EBITDA, we refer you to “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our operations and development, sales and marketing, and general and administrative costs are predominantly fixed in nature. We have grown, and believe we will be able to continue to grow, fee revenues significantly faster than these operating costs and expenses. For example, these costs and expenses increased approximately 10% from $25.1 million for the nine months ended September 30, 2003 to $27.7 million for the nine months ended September 30, 2004, and our fee revenue grew approximately 29% over the same period.

Industry Overview

The global communications services industry continues to evolve, providing significant opportunities and creating competitive pressures for market participants. The industry has been experiencing significant changes, including the proliferation of wireless and data products and services, increased voice and data volume, declining unit pricing and the emergence of new participants due to deregulation and low-cost technologies. The growth in competition and associated fragmentation along with declining unit pricing and an industry structure that is characterized by high fixed costs have resulted in increased pressure on communications services providers’ profitability. Most communications services providers must access other providers’ networks to send and receive voice and data traffic. The process of establishing, managing and maintaining these interconnections is labor-intensive, costly, time-consuming and highly negotiated, which leads to higher installation, network management, selling, legal, billing and collection costs, creating the need and demand for a centralized and efficient marketplace.

Our Solution

We have created a global market where our members, through a single interconnection to our facilities, trade, route and settle voice calls and Internet capacity. Our exchange is neutral, favoring neither buyer nor seller, and allows our members to trade anonymously. Our system incorporates the following processes and attributes:

Trade

On our exchange, members can buy communications capacity to every country in the world. Our members place orders based on quality and price criteria, through our easy-to-use, web-based trading platform. We independently monitor and update the route quality rating of our sellers. We provide our members with market quality, price and volume information that helps them trade effectively on our exchange.

Route

Our proprietary software and patented processes automatically match and prioritize the orders based on the quality and price parameters that our members place on our exchange. Traffic is automatically routed from the buyer to the seller based on this order prioritization.

Settle

We manage all of the clearing, settlement and credit risk management for our members. Our members receive a single invoice from us that reflects the net amount due to or from us. We also manage the credit risk of transactions executed on our exchange through third-party financing arrangements, prepayment programs, cash deposits and letters of credit. This enables us to pay our sellers regardless of whether we have collected payment from the buyers.

The Benefits of our Solution to our Exchange Members

Our exchange provides many benefits to our members. By trading, routing and settling voice calls and Internet capacity through our exchange, members can access multiple buyers and sellers, increase network utilization, achieve better pricing and improve profitability and cash flow by reducing the number of interconnections, reducing selling, legal, billing and collection expenses and eliminating disputes and bad debt.

•	Benefits of a single interconnection. By establishing a single interconnection to one of our five exchange delivery points, or EDPs, and executing a standard membership agreement with us, communications services providers gain immediate targeted access to and a link with several hundred buyers and sellers. This replaces the lengthy, costly and highly negotiated process of searching for and interconnecting to other communications services providers on a one-to-one basis and managing each interconnection on an ongoing basis. Furthermore, by aggregating traffic through a single interconnection to our exchange, we believe that our members can improve their network utilization by increasing the traffic they buy and sell through their existing infrastructure.

•	Benefits of our trading platform and automatic routing. We believe our buyers are able to lower their costs at their specified quality criteria for voice calls and Internet capacity because buyers have access to quality and price data of numerous sellers. We eliminate the need for buyers to independently assess the quality of each seller’s network by providing a centralized and up-to-date source of quality rating of sellers’ routes, enabling buyers to make quality comparisons between sellers’ routes.

•	Benefits of our settlement and credit risk management features. Our settlement procedures are standardized and centralized. We handle all invoicing for voice calls and Internet capacity sold on our exchange. Members receive a single payment or invoice from us reflecting net buying or selling activity on our exchange. This settlement reduces members’ administrative costs and improves their working capital. We eliminate bad debt exposure for sellers because we assume the credit risk of every transaction executed on our exchange. We pay our sellers regardless of whether we have collected payment from the buyers. We manage our credit risk through the netting of our members’ buying and selling activity, third-party financing arrangements, prepayment programs, cash deposits and letters of credit. We believe our standard settlement terms accelerate the payment and improve cash flow for our sellers.

Our Strategy

Our mission is to provide the trading platform where virtually any digital good can be traded. The key elements of our strategy are:

Expand our voice business through the following initiatives:

•	Increase participation on our exchange from existing members. We believe our members benefit from economies of scale as they send more voice calls through our exchange allowing them to further reduce their expenses and reallocate resources. By demonstrating the cost savings of our exchange to senior management of our members, we believe members will increase their participation on our exchange.

•	Increase membership on our exchange. We intend to continue to add members to our exchange in order to increase liquidity and volume. We are focusing our sales and marketing efforts on incumbent national carriers, regional Bell operating companies and competitive communications services providers in deregulated markets in the United States, Western Europe, Asia and Latin America. Additionally, we are focusing our sales efforts on communications services providers that we believe are best positioned to add market share as minutes shift to wireless and VoIP, including European and Asian wireless communications services providers, cable companies and VoIP service providers. As our membership increases, we expect the network effect of our exchange to attract even more buyers and sellers, which will further increase liquidity.

•	Expand our global presence. We currently have EDPs in New York, Los Angeles, London, Frankfurt and Hong Kong. We plan to expand our presence in the high-growth markets of Asia and Latin America.

•	Develop, market and expand complementary services. We plan to develop, market and expand services that are complementary to our existing offerings, including enhanced trading, credit and clearing services and switch partitioning.

Leverage our trading platform, intellectual property and operations support systems to offer a trading platform for other digital goods.    We believe that we can leverage our web-based trading platform, intellectual property portfolio and operations support systems to allow for the trading, routing and settlement of other digital goods and offer additional services. In July 2004, we launched an automated full service web-based trading platform for Internet capacity. Internet capacity can be bought or sold on our exchange in a manner similar to our voice offerings. Members are able to enter orders with quality and price specifications. We deliver the capacity over our proprietary platform and handle all billing and settlement functions. We currently have 25 members on our exchange for Internet capacity. In September 2004, we acquired the Internet protocol trading exchange business of Band-X Limited, with operations located in New York, London and Edinburgh, Scotland for $4.0 million in cash, subject to certain working capital adjustments. As part of our acquisition, 195 former Band-X customers became our customers and nine former Band-X suppliers became our suppliers. We are in the process of establishing direct contractual relationships with these customers and suppliers. We believe many of such customers and suppliers will become members of our exchange.

Certain Risks

We have incurred significant losses since our inception in November 1996. At September 30, 2004, our accumulated deficit was approximately $105.1 million. Although we achieved net income of $1.9 million in the first nine months of 2004, we expect to incur significant future expenses, particularly with respect to the development of new products and services, deployment of additional infrastructure and expansion in strategic global markets. To remain profitable, we must continue to increase the usage of our exchange by our members and attract new members in order to improve the liquidity of our exchange. We must also deliver superior service to our members, mitigate the credit risks of our business and develop and commercialize new products and services. We may not succeed in these activities and may never generate revenues that are significant or large enough to sustain profitability on a quarterly or annual basis. See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Corporate Information

We were incorporated in Delaware in November 1996 as SmartGroup Holdings, Inc. In July 2002, we changed our name to Arbinet-thexchange, Inc. Our principal executive offices are located at 120 Albany Street, Tower II, Suite 450, New Brunswick, New Jersey 08901. Our telephone number is (732) 509-9100. Our website address is www.arbinet.com. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

Unless otherwise stated, all references to “us,” “our,” “Arbinet,” “we,” the “Company” and similar designations refer to Arbinet-thexchange, Inc. and its subsidiaries. Arbinet® and Arbinet-thexchange® are registered trademarks of Arbinet-thexchange, Inc. ThexchangeSM, voice on thexchangeSM, OptimizedVoiceSM, SelectVoiceSM, PrimeVoiceSM, data on thexchangeSM, OptimizedIPSM, SelectIPSM, PrimeIPSM, SwitchAxcessSM, RapidClearSM, BilateralAxcessSM, AxcessCodeSM, AxcessRateSM and CreditWatchSM are service marks of Arbinet-thexchange, Inc. Our logo, trademarks and service marks are the property of Arbinet. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

THE OFFERING

Common stock offered:

By Arbinet	4,000,000 shares
By the selling stockholders	2,535,405 shares
Total	6,535,405 shares

Common stock to be outstanding after this offering	23,960,810 shares

Use of proceeds

We estimate that we will receive net proceeds from the sale of shares of common stock in this offering of $53.8 million, assuming an initial public offering price of $15 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds to:

• redeem all outstanding shares of our series B preferred stock and series B-1 preferred stock for approximately $15.2 million;

• repay approximately $3.7 million in outstanding principal and $0.4 million in outstanding interest on various outstanding equipment leases and promissory notes with interest rates that vary between 9.5% and 15.4% per annum and maturity dates ranging from June 2005 to April 2008; and

• fund sales and marketing activities, working capital, capital expenditures for additional EDPs in our voice and data businesses and other general corporate purposes. We currently cannot estimate the portion of the net proceeds which will be used for each of these purposes.

We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq National Market symbol	ARBX

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of September 30, 2004. The number of shares of our common stock to be outstanding after this offering gives effect to the issuance prior to completion of this offering of 299,117 shares of common stock upon the exercise of outstanding warrants by certain selling stockholders assuming an initial public offering price of $15 per share but does not take into account:

•	1,561,961 shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2004 at a weighted average exercise price of $1.12 per share;

•	an aggregate of 1,300,000 shares of common stock that will be reserved for future issuance under our 2004 stock incentive plan as of the closing of this offering;

•	shares of our capital stock issuable upon the exercise of outstanding warrants as of September 30, 2004 which shall be exercisable for an aggregate of 241,383 shares of common stock upon completion of the offering with a weighted average exercise price of $3.04 per share; and

•	an aggregate of 156,250 shares of common stock to be issued in connection with the settlement of the dispute with Marmon and certain other common stockholders in November 2004.

Unless otherwise noted, the information in this prospectus assumes that the underwriters do not exercise their overallotment option granted by the selling stockholders, and has been adjusted to reflect the 1-for-16 reverse stock split of our common stock that will be effected prior to the completion of this offering, the automatic conversion of our outstanding shares of series A-1 preferred stock, series C preferred stock, series C-1 preferred stock, series D preferred stock, series D-1 preferred stock, series E preferred stock and series E-1 preferred stock into an aggregate of 16,991,134 shares of common stock upon the completion of this offering, the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws upon the completion of this offering. All of the outstanding shares of series B preferred stock and series B-1 preferred stock will be redeemed upon completion of this offering.

We have been informed that Bedrock Capital Partners I, L.P., Communications Ventures III, L.P. and Communications Ventures III CEO & Entrepreneurs’ Fund, L.P., holders of our series B preferred stock, may seek to purchase shares of our common stock in this offering upon redemption by us of their shares of preferred stock.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables present summary consolidated financial information, which has been derived from our consolidated financial statements. You should read this information in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,		Three Months Ended September 30,
	2001	2002	2003	2003	2004	2003	2004
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Fee revenues	$10,189	$23,389	$33,959	$25,042	$32,198	$8,822	$11,530

Costs and expenses:
Operations and development	14,034	11,851	10,882	8,149	9,542	2,835	3,524
Sales and marketing	5,445	4,223	4,713	3,590	3,937	1,013	1,170
General and administrative	9,250	11,340	9,588	7,509	6,618	2,394	2,176
Depreciation and amortization	8,150	9,558	7,204	5,835	6,717	2,102	2,438
Restructuring costs, asset impairments and litigation settlement	5,584	19,464	—	—	850	—	850

Total costs and expenses	$42,463	$56,436	$32,386	$25,083	$27,664	$8,345	$10,158

Income (loss) from operations	$(32,222)	$(33,006)	$1,590	$(24)	$4,567	$477	$1,372

Net income (loss)	$(33,833)	$(34,284)	$(5)	$(1,336)	$1,871	$23	$417

Net loss attributable to common stockholders	$(38,886)	$(41,655)	$(8,010)	$(7,442)	$(3,307)	$(2,194)	$(1,374)

Net loss per common share:
Basic and Diluted	$(26.07)	$(23.28)	$(3.87)	$(3.66)	$(1.32)	$(1.09)	$(0.52)
Other Data:
EBITDA (1)	$(25,823)	$(24,030)	$8,825	$5,836	$10,575	$2,578	$3,486

	As of September 30, 2004
	Actual	Proforma As Adjusted(2)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$10,041	$48,616
Working capital	10,872	49,447
Total assets	70,092	108,667
Loans payable and capital lease obligations	16,262	16,262
Redeemable preferred stock	22,095	—
Redeemable convertible preferred stock	88,142	—
Total stockholders’ equity (deficit)	(89,392)	59,420

(1)	EBITDA is defined as net income before (i) depreciation and amortization, (ii) interest income and expense and (iii) income taxes. Management believes that the presentation of EBITDA included in this prospectus provides useful information to investors regarding our results of operations because it assists in analyzing and benchmarking the performance and value of our business. Although we use EBITDA as a financial measure to assess the performance of our business, the use of EBITDA is limited because it does not include certain material costs, such as depreciation, amortization and interest, necessary to operate our business. EBITDA included in this prospectus should be considered in addition to and not as a substitute for, net income as calculated in accordance with GAAP as a measure of performance.

A reconciliation of EBITDA to net income (loss) follows:

	Year Ended December 31,			Nine Months Ended September 30,		Three Months Ended September 30,
	2001	2002	2003	2003	2004	2003	2004
	(in thousands)
Net income (loss)	$(33,833)	$(34,284)	$(5)	$(1,336)	$1,871	$23	$417
Depreciation and amortization	8,150	9,558	7,204	5,835	6,717	2,102	2,438
Interest income	(937)	(545)	(342)	(265)	(195)	(83)	(56)
Interest expense	797	1,241	1,968	1,602	2,182	536	687

EBITDA	$(25,823)	$(24,030)	$8,825	$5,836	$10,575	$2,578	$3,486

(2)	The proforma as adjusted financial information gives effect to (a) the issuance and sale of 4,000,000 shares of common stock upon completion of this offering at an assumed initial public offering price of $15 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (b) the redemption of all outstanding shares of series B preferred stock and series B-1 preferred stock for approximately $15.2 million upon the closing of this offering, and (c) the conversion of all of our series A-1, C, C-1, D, D-1, E and E-1 preferred stock into an aggregate of 16,991,134 shares of common stock upon the closing of this offering.

RISK FACTORS

This offering involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. If any of the following risks or uncertainties actually occur, our business, prospects, financial condition and operating results would likely suffer, possibly materially. In that event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

We have a limited operating history as a company and as an exchange for communications services providers. If we are unable to overcome the difficulties frequently encountered by early stage companies, our business could be materially harmed.

We began our operations in November 1996. In October 1999, we discontinued some of our previous operations, which involved the sale and rental of telecommunication equipment and operating international routes, and modified our business strategy to focus exclusively on our Internet-based exchange for long-distance voice calls. In the second quarter of 2004, we introduced our exchange-based system for buying and selling Internet capacity.

We have experienced, and expect to continue to experience, risks and difficulties frequently encountered by companies in an early stage of commercial development in new and rapidly evolving markets. In order to overcome these risks and difficulties, we must, among other things:

•	generate sufficient usage of our exchange by our members;

•	maintain and attract a sufficient number of members to our exchange to achieve and sustain profitability;

•	execute our business strategy successfully, including successful execution of our Internet capacity business;

•	manage our expanding operations; and

•	upgrade our technology, systems and network infrastructure to accommodate increased traffic and transaction volume and to implement new features and functions.

Our failure to overcome these risks and difficulties and the risks and difficulties frequently encountered by early stage companies could impair our ability to raise capital, expand our business or continue our operations.

We have incurred a cumulative loss since inception and if we do not maintain or generate significant revenues, we may not remain profitable.

We have incurred significant losses since our inception in November 1996. At September 30, 2004, our accumulated deficit was approximately $105.1 million. Although we achieved net income of $1.9 million in the first nine months of 2004, we expect to incur significant future expenses, particularly with respect to the development of new products and services, deployment of additional infrastructure and expansion in strategic global markets. To remain profitable, we must continue to increase the usage of our exchange by our members and attract new members in order to improve the liquidity of our exchange. We must also deliver superior service to our members, mitigate the credit risks of our business and develop and commercialize new products and services. We may not succeed in these activities and may never generate revenues that are significant or large enough to sustain profitability on a quarterly or annual basis. A large portion of our fee revenues is derived from fees that we charge our members on a per-minute and per-megabyte basis. Therefore, a general market decline in the price for voice calls and Internet capacity may adversely affect the fees we charge our members in order to keep or increase the volume of member business and could materially impact our future revenues and profits.

Our failure to remain profitable would depress the market price of our common stock and could impair our ability to expand our business, diversify our product and service offerings or continue our operations.

Our members may not trade on our exchange or utilize our other services due to, among other things, the lack of a liquid market, which may materially harm our business. Volatility in trading volumes may have a significant adverse effect on our business, financial condition and operating results.

Traditionally, communications services providers buy and sell network capacity in a direct, one-to-one process. Our members may not trade on our exchange unless it provides them with an active and liquid market. Liquidity depends upon the number of buyers and sellers that actively trade on a particular communications route. Our ability to increase the number of buyers that actively trade on our exchange will depend on, among other things, the willingness and ability of prospective sellers to satisfy the quality criteria imposed by prospective buyers, and upon the increased participation of competing sellers from which a buyer can choose in order to obtain favorable pricing, achieve cost savings and consistently gain access to the required quality services. Our ability to increase the number of sellers that actively trade on our exchange will depend upon the extent to which there are sufficient numbers of buyers available to increase the likelihood that sellers will generate meaningful sales revenues. Alternatively, our members may not trade on our exchange if they are not able to realize significant cost savings. This may also result in a decline in trading volume and liquidity of our exchange. Declines in the trading volume on our exchange will result in lower revenues to us and would adversely affect our profitability because of our predominantly fixed cost structure. Volatility in trading volumes may have a significant adverse effect on our business, financial condition and operating results.

Our members may not trade on our exchange, because such members may conclude that our exchange will replace their existing business at lower margins.

If our exchange continues to be an active, liquid market in which lower-priced alternatives are available to buyers, sellers may conclude that further development of our exchange will erode their profits and they may stop offering communications capacity on our exchange. Since our exchange provides full disclosure of prices offered by participating sellers, on an anonymous basis, buyers may choose to purchase network capacity through our exchange instead of sending traffic to their existing suppliers at pre-determined, and often higher, contract prices. If suppliers of communications capacity fear or determine that the price disclosure and spot market limit order mechanisms provided by our exchange will “cannibalize” the greater profit-generating potential of their existing business, they may choose to withdraw from our exchange, which ultimately could cause our exchange to fail and materially harm our business.

Our member enrollment cycle can be long and uncertain and may not result in revenues.

Our member enrollment cycle can be long, and may take up to 12 months or even longer from our initial contact with a communications services provider until that provider signs our membership agreement. Because we offer a new method of purchasing and selling long-distance voice calls and Internet capacity, we must invest a substantial amount of time and resources to educate services providers regarding the benefits of our exchange. Factors that contribute to the length and uncertainty of our member enrollment cycle and that may reduce the likelihood that a member will purchase or sell communications traffic through our exchange include:

•	the strength of pre-existing one-to-one relationships that prospective members may already have with their communications services providers;

•	existing incentive structures within our members’ organizations that do not reward decision-makers for savings achieved through cost-cutting;

•	the experience of the trial trading process by prospective members; and

•	any aversion to new methods for buying and selling communications capacity.

If we fail to enroll new members, we may not increase our revenues which would adversely affect our business, financial condition and results of operations.

Until recently, our operations have been cash flow negative and we have depended on equity financings and credit facilities to meet our cash requirements, which may not be available to us in the future on favorable terms, if at all. We may require substantial additional funds to execute our business plan and, if additional capital is not available, we may need to limit, scale back or cease our operations.

Until the year ended December 31, 2002, we experienced negative operating cash flow and have depended upon equity financings, as well as borrowings under our credit facilities, to meet our cash requirements in each quarterly and annual period since we began our operations in November 1996. We expect to meet our cash requirements for the next 12 months through a combination of cash flow from operations, existing cash, cash equivalents and short-term investments, borrowings under our credit facilities and net proceeds from this offering. If our cash requirements vary materially from those currently planned, or if we fail to generate sufficient cash flow from our business, we may require additional financing sooner than anticipated.

Our current credit facility with Silicon Valley Bank expires in May 2006. We may default under this facility or may not be able to renew this credit facility upon expiration or on acceptable terms. In addition, we may seek additional funding in the future and intend to do so through public or private equity and debt financings. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product or service candidates or products or services which we would otherwise pursue on our own. Additional funds may not be available to us on acceptable terms or at all. If we are unable to obtain funding on a timely basis, we may not be able to execute our business plan. As a result, our business, results of operations and financial condition could be adversely affected and we may be required to significantly curtail or cease our operations.

Our settlement procedures subject us to financial risk on all receivables not accepted by GMAC or Highbridge under our credit arrangements or covered by our other methods of managing our credit risk. In addition, we may elect to forego potential revenues to avoid certain credit risks.

Under our settlement procedures, we pay a seller on our exchange the net sales price, or the total amount sold by a member less the amount purchased by that member in a given period, for its trading activity. We may not, however, collect the net sales price from the buyers on our exchange until after we have paid the sellers. We have established credit risk assessment and credit underwriting services with each of GMAC and SCM Telco Finance, or SCM Telco, that provide us with a level of credit risk protection. In August 2004, SCM Telco assigned our credit agreement to Highbridge/Zwirn Special Opportunity Fund, LP, or Highbridge, who assumed all of SCM Telco’s obligations under the credit agreement. We are subject to financial risk for any nonpayment by our buyers for receivables that GMAC and/or Highbridge do not accept. We seek to mitigate that risk by evaluating the creditworthiness of each buyer prior to its joining our exchange, as well as requiring either deposits, letters of credit or prepayments from our buyers. We also manage our credit risk by reducing the amount owed to us by our buying members by netting the buy amount and the sell amount for each member on our exchange. In the third quarter of 2004, approximately 98% of our trading revenues were covered by GMAC and Highbridge credit lines, netting, prepayments or other cash collateral, of which 46% were covered by GMAC and Highbridge credit lines. However, our credit evaluations cannot fully determine whether buyers can or will pay us for capacity they purchase through our exchange. In the future, we may elect to increase the amount of credit we extend to our customers we deem creditworthy in order to reduce our credit underwriting costs. If buyers fail to pay us for any reason and we have not been able or have elected not to secure credit risk protection with respect to these buyers, our business could be adversely affected. In the event that the creditworthiness of our buyers deteriorates, our credit providers and we may elect not to extend credit and consequently we may forego potential revenues that could materially affect our results of operations.

We may not be able to find a replacement for GMAC or Highbridge which could materially harm our business.

We currently rely on GMAC and Highbridge to bear a significant portion of the credit risk exposure to us with respect to transactions executed on our exchange. Our credit risk agreement with GMAC expires in February 2005. Although we have an alternative arrangement with Highbridge to provide supplemental credit risk protection, if we cannot renew our contract with GMAC at the end of its term, if GMAC terminates the contract upon an event of default or if we are unable to identify a suitable alternative credit risk provider on acceptable terms, we may be unable to mitigate the credit risk associated with our business. Our agreement with Highbridge expires on December 12, 2005. Additionally, the agreement is terminable upon 60 days’ notice, with a $250,000 termination fee, if the agreement is cancelled by us in the first year. In the third quarter of 2004, approximately 46% of our trading revenues were covered by GMAC and Highbridge credit lines. The failure to find a replacement for either GMAC or Highbridge on terms acceptable to us, if at all, could subject us to significant losses and materially harm our business.

We are exposed to the credit risk of our members not covered by our credit management programs with third parties which could result in material losses to us.

There have been adverse changes in the public and private equity and debt markets for communications services providers that have affected their ability to obtain financing or to fund capital expenditures. In some cases, the significant debt burden carried by certain communications services providers has adversely affected their ability to pay their outstanding balances with us and some of our members have filed for bankruptcy as a result of their debt burdens, making us an unsecured creditor of the bankrupt entity. Although these members may emerge from bankruptcy proceedings in the future, a bankruptcy proceeding can be a slow and cumbersome process and creditors often receive partial or no payment toward outstanding obligations. Furthermore, because we are an international business, we may be subject to the bankruptcy laws of other nations which may provide us limited or no relief. Even if these members should emerge from bankruptcy proceedings, the extent and timing of any future trading activity is uncertain.

In addition, because we generally pay the sellers on our exchange and then seek payment from the buyers on our exchange, a bankruptcy court may require us to return the funds received from a buyer if we, and not our sellers, are deemed to have received a preferential payment prior to bankruptcy. Although we have credit risk programs in place to monitor and mitigate the associated risks, including our arrangements with GMAC and Highbridge and our policy of netting a member’s buy and sell transactions on our exchange, we do not always utilize these programs for certain members and, in such instances, these programs are not effective in eliminating or reducing these credit risks to us.

We have experienced losses due to the failure of some of our members to meet their obligations and then subsequently seeking protection of applicable bankruptcy laws. Although these losses have not been significant to date, future losses, if incurred, could be significant and could harm our business and have a material adverse effect on our operating results and financial condition.

If we are not able to retain our current senior management team or attract and retain qualified technical and business personnel, our business will suffer.

We are dependent on the members of our senior management team, in particular, J. Curt Hockemeier, our President and Chief Executive Officer, for our business success. Our employment agreements with Mr. Hockemeier and our other executive officers are terminable on short notice or no notice. We do not carry key man life insurance on the lives of any of our key personnel. The loss of any of our executive officers would result in a significant loss in the knowledge and experience that we, as an organization, possess and could significantly affect our current and future growth. In addition, our growth will require us to hire a significant number of qualified technical and administrative personnel. There is intense competition from numerous communications services companies for human resources, including management, in the technical fields in which we operate, and we may not be able to attract and retain qualified personnel necessary for the successful operation and growth of our exchange. The loss of the services of key personnel or the inability to attract new employees when needed could severely harm our business.

The market for our services is competitive and if we are unable to compete effectively, our financial results will suffer.

We face competition for our voice trading services from communications services providers’ existing and established legacy processes and new companies that may be able to create centralized trading solutions that replicate our voice trading platform or circumvent our intellectual property. These companies may be more effective in attracting voice traffic than our exchange.

We face competition for our data trading services from Internet service providers and Internet capacity resellers. In addition, software-based, Internet infrastructure companies focused on Internet protocol route control products may compete with us for business. Furthermore, Internet network service providers may make technological advancements, such as the introduction of improved routing protocols to enhance the quality of their services, which could negatively impact the demand for our data services.

Some of our current and potential competitors may have greater financial resources than we do and may have the ability to adopt aggressive pricing policies. In addition, many of these companies have longer operating histories and may have significantly greater technical, marketing and other resources than we do and may be able to better attract the same potential customers that we are targeting. Once customers have established business relationships, it could be extremely difficult to convince them to utilize our exchange or replace or limit their existing ways of conducting business.

We expect competition to intensify in the future, and we may not have the financial resources, technical expertise, sales and marketing abilities or support capabilities to compete successfully. Our competitors may be able to develop services or processes that are superior to our services or processes or that achieve greater industry acceptance or that may be perceived by buyers and sellers as superior to ours.

Future governmental regulations may adversely affect our business.

The communications services industry is highly regulated in the United States and in foreign countries. Our business may become subject to various United States, United Kingdom and other foreign laws, regulations, agency actions and court decisions. The Federal Communications Commission, or FCC, has jurisdiction over interstate and international communications. The FCC currently does not regulate our market. If, however, the FCC determined, on its own motion or in response to a third party’s filing, that it should regulate our market and that certain of our services or arrangements require us to obtain regulatory authorizations, the FCC could order us to make payments into certain funds supported by regulatory entities, require us to comply with reporting and other ongoing regulatory requirements and/or fine us. We are currently not regulated at the state level, but could be subjected to regulation by individual states as to services that they deem to be within their jurisdiction.

In addition, like many businesses that use the Internet to conduct business, we operate in an environment of tremendous uncertainty as to potential government regulation. We believe that we are not currently subject to direct regulation other than regulations generally applicable to all businesses. However, governmental agencies have not yet been able to adapt all existing regulations to the Internet environment. Laws and regulations may be introduced and court decisions reached that affect the Internet or other web-based services, covering issues such as member pricing, member privacy, freedom of expression, access charges, content and quality of products and services, advertising, intellectual property rights and information security. In addition, because we offer our services internationally, foreign jurisdictions may claim that we are subject to their regulations. Any future regulation may have a negative impact on our business by restricting our method of operation or imposing additional costs. Further, as a company that conducts a portion of our business over the Internet, it is unclear in which jurisdictions we are actually conducting business. Our failure to qualify to do business in a jurisdiction that requires us to do so could subject us to fines or penalties, and could result in our inability to enforce contracts in that jurisdiction.

Any of these government actions could have a material adverse effect on our business.

Expanding and maintaining international operations will subject us to additional risks and uncertainties.

We expect to continue the expansion of our international operations, which will subject us to additional risks and uncertainties. Although we have established EDPs in New York City, Los Angeles, London, Frankfurt and Hong Kong, we intend to expand our presence in the markets of Asia and Latin America. Foreign operations are subject to a variety of additional risks that could have an adverse effect on our business, including:

•	difficulties in collecting accounts receivable and longer collection periods;

•	changing and conflicting regulatory requirements;

•	potentially adverse tax consequences;

•	tariffs and general export restrictions;

•	difficulties in integrating, staffing and managing foreign operations;

•	political instability;

•	seasonal reductions in business activity during the summer months in Europe and certain other parts of the world;

•	the impact of local economic conditions and practices;

•	potential non-enforceability of our intellectual property and proprietary rights in foreign countries; and

•	fluctuations in currency exchange rates.

Our inability to manage these risks effectively could adversely affect our business, financial condition and operating results.

If we are unable to establish new EDPs, or do not adequately control expenses associated with the establishment of new EDPs, our results of operations could be adversely affected.

As part of our expansion strategy, we intend to establish new EDPs, particularly in new geographic markets. We will face various risks associated with identifying, obtaining and integrating attractive EDP sites, cost estimation errors or overruns, interconnection delays, material delays or shortages, our inability to obtain necessary permits on a timely basis, if at all, and other factors, many of which are beyond our control and all of which could delay the establishment of any new EDP. We may not be able to establish and operate new EDPs on a timely or profitable basis. Establishment of new EDPs will increase our operating expenses, including expenses associated with hiring, training, retaining and managing new employees, purchasing new equipment, implementing new systems and incurring additional depreciation expense. If we are unable to control our costs as we establish additional EDPs and expand in geographically dispersed locations, our results of operations could be adversely affected.

The future market for web-based trading of Internet capacity, and therefore the revenues of our data business, cannot be predicted with certainty.

We face the risk that the market for web-based trading of Internet capacity might develop more slowly or differently than we currently anticipate, if at all. In addition, if the Internet becomes subject to a form of central management, or if Internet network service providers establish an economic settlement arrangement regarding the exchange of traffic between Internet networks, the demand for web-based trading of Internet capacity could be adversely affected.

Even if the market for web-based trading of Internet capacity develops, our data service offerings may not achieve widespread acceptance. We may be unable to successfully and cost-effectively market and sell the services we offer to a sufficiently large number of members. In addition, a number of communications services providers and Internet service providers have been offering or expanding their network services, and the ability of these providers to bundle other services and products with their network services could place us at a competitive disadvantage. The failure of a significant market for web-based trading of Internet capacity to develop or the inability to increase membership in our data business could materially affect our revenues and, consequently, the results of our operations.

Acquisitions, including our acquisition of the Internet protocol trading exchange business of Band-X, present many risks, and we may not realize the anticipated financial and strategic goals of any of our acquisitions.

We may in the future acquire complementary companies, products and technologies. Such acquisitions, including the Band-X acquisition, involve a number of risks, which may include the following:

•	we may find that the acquired company or assets do not further our business strategy, or that we overpaid for the company or assets, or that economic conditions have changed, all of which may result in a future impairment charge;

•	we may have difficulty integrating the operations and personnel of the acquired business and may have difficulty retaining the customers and/or the key personnel of the acquired business;

•	we may have difficulty incorporating and integrating acquired technologies into our business;

•	we may face patent infringement risks associated with the sale of the acquired company’s products;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing diverse locations;

•	we may have difficulty maintaining uniform standards, controls, procedures and policies across locations;

•	an acquisition may subject us to additional telecommunications regulations;

•	an acquisition may result in litigation from terminated employees of the acquired business or third parties; and

•	we may experience significant problems or liabilities associated with technology and legal contingencies of the acquired business.

These factors could have a material adverse effect on our business, results of operations and financial condition or cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions that are not ultimately consummated. Such negotiations could result in significant diversion of management time from our business as well as significant out-of-pocket costs.

In September 2004, we acquired the Internet protocol trading exchange business of Band-X Limited. In connection with the acquisition of the IP trading exchange business of Band-X, Band-X assigned or otherwise transferred to us the contracts of all 196 of its customers and its nine suppliers of Internet capacity. We believe many of such customers and suppliers will become members of our exchange. If we fail to successfully integrate this business or fail to obtain or retain the Band-X customers or suppliers, we may not achieve the intended benefits of this acquisition, including any increase in our revenues and profitability.

The consideration that we pay in connection with an acquisition could affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, including the proceeds of this offering, to consummate such acquisitions. To the extent we issue shares of stock or other rights to purchase stock, including options or other rights, our existing stockholders may experience dilution in their share ownership in our company and their earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs (such as of acquired in-process research and development costs) and restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges. Any of these factors may materially and adversely affect our business and operations.

Risks Relating to Our Technology

System failures, human error and security breaches could cause us to lose members and expose us to liability.

The communications services providers that use our exchange depend on us to accurately track, rate, store and report the traffic and trades that are conducted over our exchange. Software defects, system failures, natural disasters, human error and other factors could lead to inaccurate or lost information or the inability to access our exchange. From time to time, we have experienced temporary service interruptions. These interruptions may occur in the future. Our systems could be vulnerable to computer viruses, physical and electronic break-ins and third party security breaches. In a few instances, we manually input trading data, such as bid and ask prices, at the request of our members, which could give rise to human error and miscommunication of trading information and may result in disputes with our members. Any loss of information or the delivery of inaccurate information due to human error, miscommunication or otherwise or a breach or failure of our security mechanisms that leads to unauthorized disclosure of sensitive information could lead to member dissatisfaction and possible claims against us for damages. Our failure to maintain the continuous availability of our exchange for trading, to consistently deliver accurate information to members of our exchange or to maintain the security of their confidential information could expose us to liability and materially harm our business.

Undetected defects in our technology could adversely affect our operations.

Our technology is complex and is susceptible to errors, defects or performance problems, commonly called “bugs.” Although we regularly test our software and systems extensively, we cannot ensure that our testing will detect every potential error, defect or performance problem.

Any such error, defect or performance problem could have an adverse effect on our operations. Members and potential members of our exchange may be particularly sensitive to any defects, errors or performance problems in our systems because a failure of our systems to accurately monitor transactions could adversely affect their own operations.

If we do not adequately maintain our members’ confidential information, we could be subject to legal liability and our reputation could be harmed.

Any breach of security relating to our members’ confidential information could result in legal liability to us and a reduction in use of our exchange or cancellation of our services, either of which could materially harm our business. Our personnel often receive highly confidential information from buyers and sellers that is stored in our files and on our systems. Similarly, we receive sensitive pricing information that has historically been maintained as a matter of confidence within buyer and seller organizations.

We currently have practices, policies and procedures in place to ensure the confidentiality of our members’ information. However, our practices, policies and procedures to protect against the risk of inadvertent disclosure or unintentional breaches of security might fail to adequately protect information that we are obligated to keep confidential. We may not be successful in adopting more effective systems for maintaining confidential information, so our exposure to the risk of disclosure of the confidential information of our members may grow as we expand our business and increase the amount of information that we possess. If we fail to adequately maintain our members’ confidential information, some of our members could end their business relationships with us and we could be subject to legal liability.

We may not be able to keep pace with rapid technological changes in the communications services industry.

The communications services industry is subject to constant and rapid technological changes. We cannot predict the effect of technological changes on our business. In addition, widely accepted standards have not yet been developed for the technologies that we employ. New services and technologies may be superior to our services and technologies, or may render our services and technologies obsolete.

To be successful, we must adapt to and keep pace with rapidly changing technologies by continually improving, expanding and developing new services and technologies to meet customer needs. Our success will depend, in part, on our ability to respond to technological advances, meet the evolving needs of members and prospective members and conform to emerging industry standards on a cost-effective and timely basis, if implemented. We will need to spend significant amounts of capital to enhance and expand our services to keep pace with changing technologies. Failure to do so may materially harm our business.

Any failure of our physical infrastructure could lead to significant costs and disruptions that could reduce our revenue and harm our business reputation and financial results.

Our business depends on providing members with highly reliable service. We must protect our infrastructure and the equipment of our members located in our EDPs. Our EDPs and the services we provide are subject to failure resulting from numerous factors, including:

•	human error;

•	physical or electronic security breaches;

•	fire, earthquake, flood and other natural disasters;

•	water damage;

•	power loss; and

•	terrorism, sabotage and vandalism.

Problems at one or more of our EDPs, whether or not within our control, could result in service interruptions or significant equipment damage. Any loss of services, equipment damage or inability to terminate voice calls or supply Internet capacity could reduce the confidence of our members and could consequently impair our ability to obtain and retain members, which would adversely affect both our ability to generate revenues and our operating results.

Our business could be harmed by prolonged electrical power outages or shortages, increased costs of energy or general availability of electrical resources.

Our EDPs are susceptible to regional costs of power, electrical power shortages, planned or unplanned power outages caused by these shortages, such as those that occurred in California during 2001 and in the Northeast in 2003, and limitations, especially internationally, of adequate power resources. The overall power shortage in California has increased the cost of energy, which costs we may not be able to pass on to our members. We attempt to limit exposure to system downtime by housing our equipment in data centers, and using backup generators and power supplies. Power outages, which last beyond our backup and alternative power arrangements, could harm our members and our business.

The inability to expand our systems may limit our growth.

We seek to generate a high volume of traffic and transactions on our exchange. The satisfactory performance, reliability and availability of our processing systems and network infrastructure are critical to our reputation and our ability to attract and retain members. Our revenues depend primarily on the number and the volume of member transactions that are successfully completed. We need to expand and upgrade our technology, systems and network infrastructure both to meet increased traffic and to implement new features and functions. We may be unable to project accurately the rate or timing of increases, if any, in the use of our services or to expand and upgrade our systems and infrastructure to accommodate any increases in a timely fashion.

We use internally developed systems to process transactions executed on our exchange, including billing and collections processing. We must continually improve these systems in order to accommodate the level of use of our exchange. In addition, we may add new features and functionality to our services that may result in the need to develop or license additional technologies. Our inability to add additional software and hardware or to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased traffic or transaction volume could have adverse consequences. These consequences include unanticipated system disruptions, slower response times, degradation in levels of member support, impaired quality of the members’ experiences of our service and delays in reporting accurate financial information. Our failure to provide new features or functionality also could result in these consequences. We may be unable to effectively upgrade and expand our systems in a timely manner or to integrate smoothly any newly developed or purchased technologies with our existing systems. These difficulties could harm or limit our ability to expand our business.

Our business is dependent on the development and maintenance of the Internet infrastructure.

The success of our exchange will depend largely on the development and maintenance of the Internet infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as timely development of complementary products, for providing reliable Internet access and services. The Internet has experienced, and is likely to continue to experience, significant growth in the numbers of users and amount of traffic. If the Internet continues to experience increased numbers of users, increased frequency of use or increased bandwidth requirements, the Internet infrastructure may be unable to support the demands placed on it. In addition, the performance of the Internet may be harmed by an increased number of users or bandwidth requirements or by “viruses,” “worms” and similar programs. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the level of traffic and the processing of transactions on our exchange.

Risks Relating to Patents and Proprietary Information

If we are not able to obtain and enforce patent protection for our methods and technologies, our ability to successfully operate our exchange and commercialize our product and service candidates will be harmed and we may not be able to operate our business profitably.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop under the patent and other intellectual property laws of the United States and other countries, so that we can prevent others from using our inventions and proprietary information. However, we may not hold proprietary rights to some of our current or future methods and technologies. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in industry-related literature lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patent applications. As a result, we may be required to obtain licenses under third-party patents. If licenses are not available to us on acceptable terms, or at all, we will not be able to operate our exchange or commercialize our product and services candidates.

Our strategy depends in part on our ability to rapidly identify and seek patent protection for our discoveries. This process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. The issuance of a patent does not guarantee that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties. In addition, the issuance of a patent does not guarantee that we have the right to practice the patented invention. Third parties may have blocking patents that could be used to prevent us from marketing our own patented product and practicing our own patented technology.

Our pending patent applications may not result in issued patents. The patent position of technology-oriented companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards which the United States Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims allowed in any patents issued to us or to others. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and/or opposition proceedings and the risk of such claims being invalidated by infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights. Our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage. Moreover, once they have been issued, our patents and any patent for which we have licensed or may license rights may be challenged, narrowed, invalidated or circumvented. If our patents are invalidated or otherwise limited, other companies will be better able to develop products that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially adversely affected.

Others may allege that we are infringing their intellectual property, forcing us to expend substantial resources in resulting litigation, the outcome of which would be uncertain. Any unfavorable outcome of such litigation could have a material adverse effect on our business, financial position and results of operations.

If any parties successfully claim that our creation, offer for sale, sale, import or use of technologies infringes upon their intellectual property rights, we might be forced to incur expenses to litigate the claims, pay damages, potentially including treble damages, if we are found to have willfully infringed such parties’ patents or copyrights. In addition, if we are unsuccessful in litigation, a court could issue a permanent injunction preventing us from operating our exchange or commercializing our product and service candidates for the life of the patent that we have been deemed to have infringed. Litigation concerning patents and other forms of intellectual property and proprietary technologies, is becoming more widespread and can be protracted and expensive, and can distract management and other key personnel from performing their duties for us. For example, Nortel Networks Inc. and Nortel Networks Limited, or collectively Nortel, filed a complaint against us on April 12, 2004, alleging that we have infringed copyrights held by Nortel, misappropriated Nortel trade secrets and breached certain contractual obligations related to our purchase of hardware, services and licensed software from Nortel.

Any legal action against us claiming damages and seeking to enjoin commercial activities relating to the affected methods, processes, products and services could, in addition to subjecting us to potential liability for damages, require us to obtain a license in order to continue to operate our exchange or market the affected product and service candidates. Any license required under any patent may not be made available on commercially acceptable terms, if at all. In addition, some licenses may be nonexclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to effectively operate our exchange or market some of our technology and products, which could limit our ability to generate revenues or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

If we become involved in patent litigation or other proceedings to enforce our patent rights, we could incur substantial costs, substantial liability for damages and be required to cease operation of our exchange or our product and services commercialization efforts.

We may need to resort to litigation to enforce a patent issued to us or to determine the scope and validity of third-party proprietary rights. The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation could divert our management’s efforts. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations, including the commercialization of our products and services.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology, processes and methods, we also rely in part on confidentiality agreements with our corporate partners, employees, consultants, advisors and others. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Risks Relating to This Offering

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty all of the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the “Use of Proceeds” section of this prospectus. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The assumed initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $12.64 per share, based on an assumed initial public offering price of $15 per share. Further, investors purchasing common stock in this offering will contribute approximately 35% of the total amount invested by stockholders since our inception, but will own only approximately 17% of the shares of common stock outstanding.

This dilution primarily is due to our investors who purchased shares prior to this offering having paid at the time of their purchase substantially less than the price offered to the public in this offering. In addition, as of September 30, 2004, options to purchase 1,561,961 shares of common stock at a weighted average exercise price per share of $1.12 were outstanding and warrants to purchase shares of our capital stock which shall be exercisable for an aggregate of 241,383 shares of our common stock upon completion of the offering, with a weighted average exercise price per share of $3.04 were outstanding. The exercise of any of these options or warrants would result in additional dilution. As a result of this dilution, investors purchasing stock in this offering may receive significantly less for their shares than the purchase price paid in this offering in the event of a liquidation.

Our stock price is likely to be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock approved for quotation on the Nasdaq National Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for our common stock will be determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our common stock after the offering. You may not be able to sell any shares of common stock that you purchase at or above the initial public offering price.

The market prices for securities of Internet marketplaces, electronic exchanges, transaction processing companies and companies whose business is heavily dependent on communications services have been particularly volatile. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	failure of our data offerings to achieve commercial success;

•	passage of various laws and governmental regulations governing Internet-related services and communications-related services;

•	failure of or disruption to our physical infrastructure or services;

•	conditions or trends in the Internet, technology and communications industries;

•	the addition or departure of any key employees;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	litigation involving our company or our general industry or both;

•	investors’ general perception of our company, our exchange, the economy and general market conditions;

•	developments or disputes concerning our patents or other proprietary rights; and

•	significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors.

If any of these factors causes an adverse effect on our business, results of operations or financial condition, the price of our common stock could fall.

Insiders will continue to have substantial control over Arbinet after this offering and could delay or prevent a change in corporate control.

After this offering, our directors, executive officers and principal stockholders, together with their affiliates, will beneficially own, in the aggregate, approximately 47.4% of our outstanding common stock, or

        % if the underwriters exercise their overallotment option in full. As a result, these stockholders, if acting together, may have the ability to determine or influence the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common stock by:

•	delaying, deferring or preventing a change in control of our company;

•	preventing changes in our management or board of directors;

•	impeding a merger, consolidation, takeover or other business combination involving our company; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the Securities and Exchange Commission and The Nasdaq Stock Market. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Anti-takeover provisions in our charter documents and under Delaware law could make acquiring us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and our by-laws that will become effective upon the completion of this offering may delay or prevent an acquisition of us or a change in our management. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:

•	a classified board of directors;

•	a prohibition on actions by our stockholders by written consent;

•	the ability of our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

•	limitations on the removal of directors.

In addition, our certificate of incorporation and our by-laws that will become effective upon the completion of this offering provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% or more of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and by-laws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire control of, our company.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Finally, these provisions establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings. These provisions would apply even if the offer may be considered beneficial by some stockholders.

If there are substantial sales of our common stock, our stock price could decline.

If our stockholders sell large numbers of shares of our common stock or the public market perceives that stockholders might sell shares of common stock, the market price of our common stock could decline significantly. All of the shares being sold in this offering will be freely tradable without restriction or further registration under the U.S. federal securities laws, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

After this offering, we will have outstanding 23,950,322 shares of common stock, based on the number of shares outstanding as of September 30, 2004. This includes an aggregate of 6,535,405 shares that we and the selling stockholders are selling in this offering, which may be resold in the public market immediately, and excludes any issuances of common stock after September 30, 2004. The remaining 17,414,917 shares, or 72.7% of our outstanding shares after this offering, are currently restricted as a result of the application of securities laws or by virtue of lock-up agreements entered into with the underwriters in connection with this offering, but will be able to be sold in the near future as set forth below.

Number of Shares and % of Total Outstanding	Date Available for Sale Into Public Market
783,091 shares, or 4.5%	Upon the completion of this offering.

943,902 shares, or 5.4%	Beginning 90 days after the completion of this offering, depending on the requirements of the federal securities laws.

15,642,850 shares, or 89.8%	Beginning 180 days after the date of this prospectus due to lock-up agreements between the holders of these shares and the underwriters. However, Merrill Lynch can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time.

45,074 shares, or 0.3%	Between 180 and 365 days after the date of this prospectus, depending on the applicable requirements of the federal securities laws.

Upon completion of this offering, subject to certain conditions, holders of an aggregate of          approximately 15,750,999 shares of common stock will have rights with respect to the registration of these shares of common stock with the Securities and Exchange Commission. If we register their shares of common stock following the expiration of their lock-up agreements entered into with the underwriters, they can sell these shares in the public market.

Promptly following completion of this offering, we intend to register approximately 2,861,961 shares of common stock that are authorized for issuance under our stock plans, including 1,561,961 outstanding stock options as of September 30, 2004. Once we register the shares authorized for issuance under our stock plans, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and the restrictions imposed on our affiliates under Rule 144 under the Securities Act.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of common stock in this offering will be approximately $53.8 million, assuming an initial public offering price of $15 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. If the underwriters exercise their over-allotment option, we will not receive any additional proceeds. We intend to use the net proceeds to:

•	redeem all outstanding shares of our series B preferred stock and series B-1 preferred stock for approximately $15.2 million;

•	repay approximately $3.7 million in outstanding principal and $0.4 million in outstanding interest on various outstanding equipment leases and promissory notes with interest rates that vary between 9.5% and 15.4% per annum and maturity dates ranging from June 2005 to April 2008; and

•	fund sales and marketing activities, working capital, capital expenditures for additional EDPs in our voice and data businesses and other general corporate purposes. We currently cannot estimate the portion of the net proceeds which will be used for each of these purposes.

In addition, we may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments.

The amounts and timing of our actual expenditures will depend upon numerous factors, including the increased usage of our exchange, the growth in the number of members of our exchange, the timing of our establishment of additional EDPs in various locations around the world, the dates on which we further upgrade our systems and expand the products and services available to members of our exchange, our capital costs, developments in domestic and foreign government regulation of the communications services industry, the amount of proceeds actually raised in this offering, the amount of cash generated by our operations and the extent of competition we face. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending utilization of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term investment grade and U.S. government securities.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock. We currently intend to retain earnings, if any, to finance the growth and development of our business and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2004:

•	on an actual basis; and

•	on a pro forma as adjusted basis to reflect (a) the issuance and sale of 4,000,000 shares of common stock upon completion of this offering at an assumed initial public offering price of $15 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (b) the redemption of all outstanding shares of series B preferred stock and series B-1 preferred stock for approximately $15.2 million upon the closing of this offering (c) the conversion of all of our series A-1, C, C-1, D, D-1, E and E-1 preferred stock into an aggregate of 16,991,134 shares of common stock upon the closing of this offering and (d) the issuance prior to completion of this offering of 299,117 shares of common stock upon the exercise of outstanding warrants by certain selling stockholders assuming an initial public offering price of $15 per share.

You should read this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	As of September 30, 2004
	Actual	Pro forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$10,041	$48,616

Loans payable and capital lease obligations	$16,262	$16,262
Series B cumulative redeemable senior preferred stock, $.001 par value; 38,000,000 shares authorized, 9,910,016 shares outstanding actual and 0 shares outstanding pro forma as adjusted	18,277	—
Series B-1 cumulative redeemable senior preferred stock, $.001 par value; 8,000,000 shares authorized, 2,070,545 shares outstanding actual and 0 shares outstanding pro forma as adjusted	3,819	—
Series A-1 convertible redeemable preferred stock, $.001 par value; 15,000,000 shares authorized, 5,124,985 shares outstanding actual and 0 shares outstanding pro forma as adjusted	8,589	—
Series C cumulative convertible redeemable senior preferred stock, $.001 par value; 38,000,000 shares authorized, 9,910,017 shares outstanding actual and 0 shares outstanding pro forma as adjusted	18,277	—
Series C-1 cumulative convertible redeemable senior preferred stock, $.001 par value; 8,000,000 shares authorized, 2,070,545 shares outstanding actual and 0 shares outstanding pro forma as adjusted	3,819	—
Series E convertible redeemable preferred stock, $.001 par value; 124,000,000 shares authorized, 117,295,611 shares outstanding actual and 0 shares outstanding pro forma as adjusted	46,431	—
Series E-1 convertible redeemable preferred stock, $.001 par value; 43,000,000 shares authorized, 32,046,146 shares outstanding actual and 0 shares outstanding pro forma as adjusted	11,027	—

	As of September 30, 2004
	Actual	Pro forma As Adjusted
	(in thousands, except share and per share data)
Stockholders’ equity (deficit):
Common stock, par value $0.001 per share; 518,000,000 shares authorized actual and 60,000,000 shares authorized pro forma; 2,728,744 shares issued actual and 24,018,995 shares issued pro forma as adjusted	$3	$24
Series D and Series D-1 convertible preferred stock, par value $0.001 per share; 66,000,000 shares authorized; 58,430,884 shares outstanding actual and 0 shares outstanding pro forma as adjusted	58	—
Additional paid-in capital	17,643	159,622
Accumulated other comprehensive loss	(563)	(563)
Treasury stock (68,673 shares)	(1,275)	(1,275)
Deferred compensation	(190)	(190)
Accumulated deficit	(105,068)	(98,198)

Total stockholders’ equity (deficit)	(89,392)	59,420

Total capitalization	$37,109	$75,682

The above data excludes:

•	1,561,961 shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2004 at a weighted average exercise price of $1.12 per share;

•	an aggregate of 1,300,000 shares of common stock that will be reserved for future issuance under our 2004 stock incentive plan as of the closing of this offering;

•	shares of our capital stock issuable upon the exercise of outstanding warrants as of September 30, 2004 which shall be exercisable for an aggregate of 241,383 shares of common stock upon completion of the offering with a weighted average exercise price of $3.04 per share; and

•	an aggregate of 156,250 shares of common stock to be issued in connection with the settlement of the dispute with Marmon and certain other common stockholders in November 2004.

DILUTION

The pro forma net tangible book deficit as of September 30, 2004 was $(4.9 million), or $(0.25) per share, based on 19,950,322 shares of common stock outstanding after giving effect to the automatic conversion of all outstanding shares of our series A-1, C, C-1, D, D-1, E and E-1 preferred stock into common stock upon the closing of this offering and the issuance prior to completion of this offering of 299,117 shares of common stock upon the exercise of outstanding warrants by certain selling stockholders assuming an initial public offering price of $15 per share. Pro forma net tangible book deficit represents the amount of our total tangible assets less total liabilities.

After giving effect to our sale of 4,000,000 shares of common stock in this offering, at an assumed initial public offering price of $15 per share, less estimated underwriting discounts and commissions and offering expenses payable by us and the use of proceeds from this offering to redeem all of our outstanding shares of series B preferred stock and series B-1 preferred stock for approximately $15.2 million upon the closing of this offering, our adjusted pro forma net tangible book value as of September 30, 2004 would have been approximately $55.8 million, or approximately $2.36 per share. This represents an immediate increase in pro forma net tangible book value per share of $2.61 to existing stockholders and immediate dilution in pro forma net tangible book value of $12.64 per share to new investors purchasing our common stock in the offering at the assumed initial public offering price. The following table illustrates the per share dilution without giving effect to the overallotment option granted to the underwriters:

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value per share at September 30, 2004	$(0.25)
Increase per share attributable to new investors	2.61

Adjusted net tangible book value per share after the offering		2.36

Dilution in pro forma net tangible book value per share to new investors		$12.64

The following table summarizes, as of September 30, 2004, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by our existing stockholders and by new investors in this offering. We have used the initial public offering price of $15 per share, and have not deducted the underwriting discount and commissions and other expenses of the offering:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	19,950,322	83%	$112,959,597	65%	$5.72
New investors	4,000,000	17	60,000,000	35	15.00

Total	23,950,322	100%	$172,959,597	100%

The share data in the table above is based on shares outstanding as of September 30, 2004 and excludes:

•	1,561,961 shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2004 at a weighted average exercise price of $1.12 per share;

•	an aggregate of 1,300,000 shares of common stock that will be reserved for future issuance under our 2004 stock incentive plan as of the closing of this offering;

•	shares of our capital stock issuable upon the exercise of outstanding warrants as of September 30, 2004 which shall be exercisable for an aggregate of 241,383 shares of common stock upon completion of the offering with a weighted average exercise price of $3.04 per share; and

•	an aggregate of 156,250 shares of common stock to be issued in connection with the settlement of the dispute with Marmon and certain other common stockholders in November 2004.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following selected consolidated financial and operating data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the consolidated statement of operations data and the balance sheet information as of and for the three fiscal years in the period ended December 31, 2003 from our audited financial statements which have been audited by Ernst & Young LLP, independent registered public accounting firm. The consolidated statement of operations data and the balance sheet information as of and for the two fiscal years in the period ended December 31, 2000 are derived from our audited financial statements which are not included in this prospectus. We have derived the consolidated statement of operations data and balance sheet information for the nine-month periods and the three-month periods ended September 30, 2003 and September 30, 2004, respectively, and as of September 30, 2004, from unaudited financial statements which include, in the opinion of management, all adjustments, consisting only of normal recurring accruals, necessary to present fairly the data for such periods. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period. The results for the nine-month and three-month periods ended September 30, 2004 are not necessarily indicative of the results to be expected for the full fiscal year.

	Year Ended December 31,					Nine Months Ended September 30,		Three Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004	2003	2004
	(in thousands, except per share data)
Statements of Operations Data:
Trading revenues	$131	$6,510	$96,316	$256,253	$369,990	$272,495	$342,056	$94,230	$117,477
Fee revenues	119	1,928	10,189	23,389	33,959	25,042	32,198	8,822	11,530

Total revenues	250	8,438	106,505	279,642	403,948	297,536	374,254	103,051	129,008
Cost of trading revenues	130	6,531	96,264	256,212	369,972	272,477	342,023	94,230	117,477

	120	1,907	10,241	23,430	33,976	25,059	32,230	8,822	11,530
Costs and expenses:
Operations and development	3,903	11,125	14,034	11,851	10,882	8,149	9,542	2,835	3,524
Sales and marketing	1,319	3,710	5,445	4,223	4,713	3,590	3,937	1,013	1,170
General and administrative	3,938	9,514	9,250	11,340	9,588	7,509	6,618	2,394	2,176
Depreciation and amortization	280	3,927	8,150	9,558	7,204	5,835	6,717	2,102	2,438
Restructuring costs, asset impairments and litigation settlement	—	—	5,584	19,464	—	—	850	—	850

Total costs and expenses:	9,440	28,276	42,463	56,436	32,386	25,083	27,664	8,345	10,158

Income (loss) from operations	(9,320)	(26,369)	(32,222)	(33,006)	1,590	(24)	4,567	477	1,372
Loss on extinguishment of debt	—	—	(305)	—	—	—	—	—	—
Interest income	134	2,604	937	545	342	265	195	83	56
Interest expense	(276)	(330)	(797)	(1,241)	(1,968)	(1,602)	(2,182)	(536)	(687)
Other income (expense)	4	—	(1,446)	(581)	32	26	(710)	(1)	(323)

Net income (loss) from continuing operations	$(9,458)	$(24,095)	$(33,833)	$(34,284)	$(5)	$(1,336)	$1,871	$23	$417

Preferred stock dividends and accretion	$(644)	$(5,740)	$(5,053)	$(7,371)	$(8,005)	$(6,106)	$(5,178)	$(2,216)	$(1,791)

Net loss attributable to common stockholders	$(12,795)	$(30,011)	$(38,886)	$(41,655)	$(8,010)	$(7,442)	$(3,307)	$(2,194)	$(1,374)

Net income (loss) per common share:
Basic and Diluted	$(18.69)	$(20.60)	$(26.07)	$(23.28)	$(3.87)	$(3.66)	$(1.32)	$(1.09)	$(0.52)
Pro forma net income (loss) per common share basic					$—		$0.10		$0.02
Pro forma net income (loss) per common share diluted					$—		$0.09		$0.02
Other Data:
EBITDA(1)	$(9,036)	$(22,442)	$(25,823)	$(24,030)	$8,825	$5,836	$10,575	$2,578	$3,486

	As of December 31,					As of September 30, 2004	Pro forma as of September 30, 2004
	1999	2000	2001	2002	2003
	(in thousands)						(2)
Balance Sheet Data:
Cash and cash equivalents	$26,206	$18,341	$4,028	$6,343	$17,147	$10,041	$10,041
Working capital	21,243	7,283	1,914	4,230	10,203	10,872	10,872
Total assets	30,837	59,637	59,893	46,710	63,528	70,092	70,092
Loans payable and capital lease obligations	1,425	6,472	4,240	13,796	17,636	16,262	16,262
Redeemable preferred stock	—	—	15,120	19,266	20,838	22,095	—
Redeemable convertible preferred stock	35,910	36,008	57,747	66,646	82,964	88,142	—
Accumulated deficit	(14,547)	(38,818)	(70,462)	(106,934)	(106,939)	(105,068)	(105,068)
Total stockholders’ deficit	(12,541)	(1,220)	(39,884)	(79,037)	(86,530)	(89,392)	(1,250)

(1)	EBITDA is defined as net income before (i) depreciation and amortization, (ii) interest income and expense and (iii) income taxes. Management believes that the presentation of EBITDA included in this prospectus provides useful information to investors regarding our results of operations because it assists in analyzing and benchmarking the performance and value of our business. Although we use EBITDA as a financial measure to assess the performance of our business, the use of EBITDA is limited because it does not include certain material costs, such as depreciation, amortization and interest, necessary to operate our business. EBITDA included in this prospectus should be considered in addition to and not as a substitute for, net income as calculated in accordance with GAAP as a measure of performance.

A reconciliation of EBITDA to net income (loss) follows:

	Year Ended December 31,					Nine Months Ended September 30,		Three Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004	2003	2004
	(in thousands)
Net income (loss)	$(9,458)	$(24,095)	$(33,833)	$(34,284)	$(5)	$(1,336)	$1,871	$23	$417
Depreciation and amortization	280	3,927	8,150	9,558	7,204	5,835	6,717	2,102	2,438
Interest income	(134)	(2,604)	(937)	(545)	(342)	(265)	(195)	(83)	(56)
Interest expense	276	330	797	1,241	1,968	1,602	2,182	536	687

EBITDA	$(9,036)	$(22,442)	$(25,823)	$(24,030)	$8,825	$5,836	$10,575	$2,578	$3,486

(2)	Gives effect to the conversion of all of the outstanding shares of mandatorily redeemable convertible preferred stock into shares of common stock. Does not give effect to the offering or the use of proceeds.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are the leading electronic market for trading, routing and settling communications capacity. Members of our exchange, consisting primarily of communications services providers, anonymously buy and sell voice calls and Internet capacity through our centralized, efficient and liquid marketplace. Communications services providers that do not use our exchange generally individually negotiate and buy access to the networks of other communications services providers to send voice calls and Internet capacity outside of their network. We believe that we provide a cost-effective and efficient alternative to these direct connections. With a single interconnection to our exchange, members have access to all other members’ networks. Members place orders through our easy-to-use web-based interface. Sellers on the exchange post sell orders to send voice calls and Internet capacity for specific destinations, or routes, at various prices. We independently assess the quality of these routes and include that information in the sell order. Buyers enter buy orders based on route quality and price and are matched to sell orders by our fully automated trading platform and our proprietary software. When a buyer’s order is matched to a seller’s order, the voice calls or Internet capacity are then routed through our state-of-the-art facilities. We invoice and process payments for our members’ transactions and manage the credit risk of buyers primarily through our credit management programs with third parties.

We launched our current trading platform in August 2000. Our business has grown since our exchange began operations during the year ended December 31, 2000. During fiscal year 2000, we achieved total revenues of $8.4 million and during fiscal year 2003 we achieved total revenues of $403.9 million. During fiscal year 2000 we achieved fee revenues of $1.9 million and during fiscal year 2003 we achieved fee revenues of $34.0 million. We attribute this growth to:

•	Increase in members and volume of minutes traded. We had 285 members and 240 members of our exchange as of December 31, 2003 and December 31, 2002, respectively. Over that same period, the minutes that were traded on our exchange increased from approximately 5.0 billion for the year ended December 31, 2002 to approximately 7.9 billion for the year ended December 31, 2003. We had 343 members and 275 members of our exchange as of September 30, 2004 and September 30, 2003, respectively. Over that same period, the minutes that were traded on our exchange increased from approximately 5.7 billion for the nine months ended September 30, 2003 to approximately 7.5 billion for the nine months ended September 30, 2004. We believe that as trading volume grows on our exchange the value of our exchange to our members increases. The increase in liquidity on our exchange has enabled our current members to transact in greater volumes and allowed us to acquire new members.

•	Geographic expansion. During 2000, we operated one EDP based in New York. We currently operate EDPs in New York, Los Angeles, London, Frankfurt and Hong Kong. This increased geographic presence has resulted in expanded membership and liquidity on our exchange. Such expansion has also resulted in increased market awareness of our exchange and the value which we offer to our members.

•	New service offerings. We have continuously improved ways our members can trade on our exchange and have added numerous additional service offerings such as various levels of voice service. These improvements and expanded service offerings have contributed to the adoption of our exchange and have been incentives for new members to join our exchange.

Revenue

We generate revenues from both the trading which members conduct on our exchange, which we refer to as trading revenues, and the fees we charge members for the ability to trade on our exchange, which we refer to as fee revenues. Our trading revenue represents the aggregate dollar value of the calls which are routed through our switches at the price agreed to by the buyer and seller of the capacity. For example, if a 10-minute call is originated in France and routed through our facilities to a destination in India for $0.11 per minute, we record $1.10 of trading revenue for the call. Generally, we do not generate any profit or incur any loss from trading revenues because in most cases we pay the seller the same amount that we charge the buyer. We occasionally offer our members contracts to buy and sell minutes to specific markets at fixed rates. We may generate profit or incur losses associated with trading revenue on these contracts. Historically, this profit or loss has not been material to our operating results. Our system automatically records all traffic terminated through our switches.

We record trading revenues because:

•	all traffic traded on our exchange is routed through one of our switches; and

•	we are obligated to pay sellers for the minutes they sell on our exchange regardless of whether we ultimately collect from buyers.

Our fee revenues represent the amounts we charge buyers and sellers for the following:

•	a monthly minimum fee based on the amount of capacity that members have connected to our switches and overage fees for the number of minutes or megabytes which are routed through our switches in excess of amounts allowed under the monthly minimum, or collectively referred to as access fees, which comprised approximately 80% of fee revenues for the year ended December 31, 2003;

•	a credit risk management fee, which is a charge for the credit management, clearing and settlement services we provide;

•	a membership fee to join our exchange; and

•	additional services as utilized by our members for items such as premium service offerings and accelerated payment terms.

Costs and Expenses

Our cost of trading revenues consists of the cost of calls which are routed through our switches at the price agreed to by both the buyer and seller of the capacity. In the example above, we would record cost of trading revenues equal to $1.10, an amount which we would pay to the seller.

Operations and development expense consists of costs related to supporting our exchange, such as salaries, benefits, bonuses and related costs of engineering, technical support, product and software development and system support personnel, as well as facilities and interconnect costs. Sales and marketing consists of salaries, benefits, commissions, bonuses and related costs of sales and marketing personnel, trade shows and other marketing activities. General and administrative costs consist of salaries, benefits, bonuses of corporate, finance and administrative personnel, bad debt expense and outside service costs, such as legal and accounting fees.

Our operations and development, sales and marketing, and general and administrative costs are predominantly fixed in nature. We have grown, and believe we will be able to continue to grow, fee revenues significantly faster than these operating costs and expenses. For example, these costs and expenses increased approximately 4% from $19.2 million for the nine months ended September 30, 2003 to $20.0 million for the nine months ended September 30, 2004, while our fee revenue grew approximately 29% over the same period.

Business Development

We will continue to seek to increase our trading volume. We aim to achieve this by increasing participation on our exchange from existing members, increasing membership on our exchange, expanding our global presence, developing and marketing complementary services and leveraging our platform to allow the trading, routing and settling of other digital goods, such as Internet capacity. We currently have EDPs in New York, Los Angeles, London, Frankfurt and Hong Kong. We plan to expand our presence in the high-growth markets of Asia through our EDP in Hong Kong and Latin America with a new EDP in Miami, Florida or South America. We can initially establish an EDP in a new market without any additional capital by directly connecting the new EDP to one of our existing EDPs through a leased network, as we have accomplished for our EDPs in Hong Kong and Frankfurt. Once we have sufficient business in a new market, we may install a new switch for the EDP in that market for a cost of approximately $1.0 million, which would be funded either with proceeds from this offering or from operating cash flow. We plan to develop, market and expand services that are complementary to our existing offerings, including enhanced trading, credit and clearing services and switch partitioning. We may not be successful in doing so due to many factors, including the business environment in which we operate. For a further discussion of regulatory, technological and other changes relevant to our business, see “Business—Industry Background.”

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of our operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the amounts reported for assets, liabilities, revenues, expenses and the disclosure of contingent liabilities. Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included elsewhere in this prospectus.

Our critical accounting policies are those that we believe are both important to the portrayal of our financial condition and results of operations and often involve difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management evaluates these estimates, including those related to bad debts, income taxes, long-lived assets, restructuring, contingencies and litigation on an ongoing basis. The estimates are based on historical experience and on various assumptions about the ultimate outcome of future events. Our actual results may differ from these estimates because we did not estimate correctly.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

•

During the twelve month period ended September 30, 2004, we granted 390,583 options with exercise prices ranging from $5.76 per share to $18.56 per share and deemed fair value of the underlying common stock to be the same as the exercise price for accounting purposes. Although we did not obtain contemporaneous valuations by an unrelated valuation specialist for each of the four quarters in the twelve month period ended September 30, 2004, we did perform contemporaneous estimates of the fair value of our common stock. Given our stage of development and the relative proximity to the anticipated initial public offering, we believed that a probability weighted combination of (1) a market approach based on comparable company analysis and recent preferred stock financings and (2) an estimate of the valuation at the time of an anticipated initial public offering was the best approach to use. Our enterprise value was then allocated to the preferred stock and common stock based on the probability assigned to a possible initial public offering. This approach is complex and based on a number of estimates and assumptions and the adjustment of any of the factors could result in an estimate of fair value which is materially different than the one we determined. Management’s valuations considered a number of factors including:

•	Key company milestones

•	Comparable company and industry analysis

•	Third party preferred stock investments and the impact of those investments on the common stock value

•	Anticipated initial public offering price per share and the timing of the initial public offering

The differences between the range of deemed fair values of $5.76 to $18.56 per share for stock options granted during the last twelve months and the assumed initial public offering price of $15 per share were a result of the following factors:

•	During the fourth quarter of 2003, the deemed fair value was $5.76 per share. The board began to discuss the process of evaluating investment banks for underwriting a potential initial public offering. The fourth quarter of 2003 was our first full quarter of positive net income. While we were beginning to have such discussions with investment banks, it was still very unsure whether we were going to be able to have a successful initial public offering given the lack of history of profitability and the unsure stock market conditions.

•	During the first quarter of 2004, the deemed fair value was $8.48 per share and we believed that the probability of an initial public offering was improving. We added two outside directors to our board as we continued to prepare for an initial public offering and the board began to further assess our readiness for an initial public offering. We also achieved our second consecutive quarter of profitability.

•	During the second quarter of 2004, the deemed fair value was $18.56 per share and we selected a team of investment banks to assist us in our anticipated initial public offering. We also hired a chief financial officer with public company experience. We assessed the likelihood of an initial public offering at a high level and we started to use the anticipated initial public offering price less a 20% discount for market and liquidity risk, as the exercise price for newly granted stock options. The 20% discount is an estimate that we measured by assessing many factors including the prospects for liquidity, restrictions or transferability of the underlying securities, uncertainty of value and the concentration of ownership among our current shareholders.

•	During the third quarter of 2004, we filed a Registration Statement with the Securities and Exchange Commission for the initial public offering of our common stock. The anticipated initial public offering price was $15 per share that we deemed to be fair value. Due to the uncertainty of the initial public offering price, we did not adjust our option exercise price from the $18.56 per share we used during the second quarter of 2004.

Based on an expected initial public offering price per share of $15, the intrinsic value of “in-the-money” options outstanding at September 30, 2004 was $18,454,098, of which $9,593,980 related to vested options and $8,860,118 related to unvested options.

Although it is reasonable to expect that the completion of the initial public offering will add value to the shares because they will have increased liquidity and marketability, the amount of additional value can be measured with neither precision nor certainty.

•	Long-lived assets. We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of or use of the acquired assets or the strategy for our overall business; and

•	significant industry, economic or competitive trends.

•	Income taxes. At December 31, 2003, we had net deferred tax assets of $43.4 million, reflecting net operating loss carryforwards and other deductible differences, which may reduce our taxable income in future years. These net deferred tax assets were fully offset by a valuation allowance. Accordingly, we did not record any tax benefit periodically because it is not more likely than not to be recognized. We are required to periodically assess the realization of our deferred tax assets and changes in circumstances may require adjustments in future periods. The amount of net deferred tax assets actually realized could vary if there are differences in the timing or amount of future reversals of existing deferred tax liabilities or changes in the amounts of future taxable income. If it becomes more likely than not that we will recognize future tax benefit from the deferred tax assets, we may need to reverse some or all of our valuation allowance.

•	Allowance for doubtful accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of members on our exchange to make required payments. The amount of our allowance is based on our historical experience and an analysis of our outstanding accounts receivable balances. If the financial condition of our members deteriorates, resulting in additional risk in their ability to make payments to us, then additional allowances may be required which would result in an additional expense in the period that this determination is made. While credit losses have historically been within our range of expectations and our reserves, we cannot guarantee that we will continue to experience the same level of doubtful accounts that we have in the past.

Results of Operations

The following tables set forth our historical results of continuing operations data and that same data expressed as a percentage of fee revenues for the fiscal years ended December 31, 2001, 2002 and 2003 and the nine months ended and three months ended September 30, 2003 and 2004:

	Year Ended December 31,			Nine Months Ended September 30,		Three Months Ended September 30,
	2001	2002	2003	2003	2004	2003	2004
	(in thousands)
Statements of Operations Data:
Trading revenues	$96,316	$256,253	$369,990	$272,495	$342,056	$94,230	$117,477
Fee revenues	10,189	23,389	33,959	25,042	32,198	8,822	11,530

Total revenues	106,505	279,642	403,948	297,536	374,254	103,051	129,008
Cost of trading revenues	96,264	256,212	369,972	272,477	342,023	94,230	117,477

	10,241	23,430	33,976	25,059	32,230	8,822	11,530
Costs and Expenses:
Operations and development	14,034	11,851	10,882	8,149	9,542	2,835	3,524
Sales and marketing	5,445	4,223	4,713	3,590	3,937	1,013	1,170
General and administrative	9,250	11,340	9,588	7,509	6,618	2,394	2,176
Depreciation and amortization	8,150	9,558	7,204	5,835	6,717	2,102	2,438
Restructuring costs, asset impairment and litigation settlement	5,584	19,464	—	—	850	—	850

Total costs and expenses:	42,463	56,436	32,386	25,083	27,664	8,345	10,158

Income (loss) from operations	(32,222)	(33,006)	1,590	(24)	4,567	477	1,372
Loss on extinguishment of debt	(305)	—	—	—	—	—	—
Interest income	937	545	342	265	195	83	56
Interest expense	(797)	(1,241)	(1,968)	(1,602)	(2,182)	(536)	(687)
Other income (expense)	(1,446)	(581)	32	26	(710)	(1)	(323)

Net income (loss)	$(33,833)	$(34,284)	$(5)	$(1,336)	$1,871	$23	$417

EBITDA	$(25,823)	$(24,030)	$8,825	$5,836	$10,575	$2,578	$3,486

Statements of Operations Data:
Fee revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Costs and expenses:
Operations and development	137.7%	50.7%	32.0%	32.5%	29.6%	32.2%	30.6%
Sales and marketing	53.4%	18.1%	13.9%	14.3%	12.2%	11.5%	10.1%
General and administrative	90.8%	48.4%	28.2%	30.0%	20.5%	27.1%	18.9%
Depreciation and amortization	80.0%	40.9%	21.2%	23.3%	20.9%	23.8%	21.1%
Restructuring costs, asset impairment and litigation settlement	54.8%	83.1%	—	—	2.6%	—	7.4%

Total costs and expenses:	416.8%	241.3%	95.4%	100.2%	86.0%	94.6%	88.1%

Income (loss) from operations	(316.2)%	(141.1)%	4.7%	(0.1)%	14.0%	5.4%	11.9%
Loss on extinguishment of debt	(3.0)%	—	—	—	—	—	—
Interest income	9.2%	2.3%	1.0%	1.1%	0.6%	0.9%	0.5%
Interest expense	(7.8)%	(5.3)%	(5.8)%	6.4%	6.8%	6.1%	6.0%
Other income (expense)	(14.2)%	(2.5)%	0.1%	0.1%	(2.2)%	0.0%	(2.8)%

Net income (loss)	(332.1)%	(146.6)%	—	(5.3)%	5.8%	0.3%	3.6%

EBITDA	(253.4)%	(102.7)%	26.0%	23.3%	32.8%	29.2%	30.2%

Comparison of the Nine Months Ended September 30, 2004 and 2003

Trading revenues and cost of trading revenues

Trading revenues increased 25.5% from $272.5 million for the nine months ended September 30, 2003 to $342.0 million for the nine months ended September 30, 2004. The increase in trading revenues was due to both an increase in the volume traded by our members on our exchange and an increase in the number of members trading on our exchange. Specifically, the volume traded by our members from the first nine months of 2003 increased by approximately 22% in the first nine months of 2004. The number of members trading on our exchange increased from 275 in the first nine months of 2003 to 343 in the first nine months of 2004. Costs of trading revenues reflect the amount which we pay to the trading sellers. As a result of the increase in our trading revenues, our cost of trading revenues increased 25.5% from $272.5 million for the nine months ended September 30, 2003 to $342.0 million for the nine months ended September 30, 2004.

Fee revenues

Fee revenues increased 28.6% from $25.0 million for the nine months ended September 30, 2003 to $32.2 million for the nine months ended September 30, 2004. Fee revenues increased primarily as a result of trading revenues increasing 25.5% for the comparable period. Fee revenues increased at a higher percentage than trading revenues due to new services such as SelectVoice and RapidClear.

Operations and development

Operations and development costs increased 17.1% from $8.1 million for the nine months ended September 30, 2003 to $9.5 million for the nine months ended September 30, 2004. This increase was primarily the result of increased interconnect costs of $0.4 million which is associated with increased trading volume on our exchange, increased development costs of $0.5 million and increased rent of $0.4 million.

Sales and marketing

Sales and marketing expenses increased 9.6% from $3.6 million for the nine months ended September 30, 2003 to $3.9 million for the nine months ended September 30, 2004. This increase was a result of increased sales commissions.

General and administrative

General and administrative expenses decreased 11.9% from $7.5 million for the nine months ended September 30, 2003 to $6.6 million for the nine months ended September 30, 2004. This decrease was a result of a decrease in bad debt expense of $0.5 million and three fewer administrative personnel.

Depreciation and amortization

Depreciation and amortization increased 15.1% from $5.8 million for the nine months ended September 30, 2003 to $6.7 million for the nine months ended September 30, 2004. This resulted from additional capital expenditures of approximately $10.0 million which were made during the last three months of 2003 and the first nine months of 2004.

Restructuring costs, asset impairment and litigation settlement

In November 2004, the Company settled its litigation with Nortel and agreed to pay $850,000.

Interest and other income/expense

Interest expense increased 36.2% from $1.6 million for the nine months ended September 30, 2003 to $2.2 million for the nine months ended September 30, 2004. This increase resulted from $1.3 million of non-cash interest expense recorded as a result of the adoption of SFAS 150, offset by our repayment of approximately $6.4 million in outstanding loans during the nine months ended September 30, 2004.

Comparison of the Three Months Ended September 30, 2004 and 2003

Trading revenues and cost of trading revenues

Trading revenues increased 24.7% from $94.2 million for the three months ended September 30, 2003 to $117.5 million for the three months ended September 30, 2004. The increase in trading revenues was due to both an increase in the volume traded by our members on our exchange and an increase in the number of members trading on our exchange. Specifically, the volume traded by our members from the third quarter of 2003 increased approximately 31% in the third quarter of 2004. Costs of trading revenues reflect the amount which we pay to the trading sellers. As a result of the increase in our trading revenues, our cost of trading revenues increased 24.7% from $94.2 million for the three months ended September 30, 2003 to $117.5 million for the three months ended September 30, 2004.

Fee revenues

Fee revenues increased 30.7% from $8.8 million for the three months ended September 30, 2003 to $11.5 million for the three months ended September 30, 2004. Fee revenues increased primarily as a result of trading revenues increasing 24.7% for the comparable period and new services such as SelectVoice and RapidClear.

Operations and development

Operations and development costs increased 24.3% from $2.8 million for the three months ended September 30, 2003 to $3.5 million for the three months ended September 30, 2004. This increase was the result of increased development costs of $0.3 million and increased rent of $0.3 million.

Sales and marketing

Sales and marketing expenses increased 15.5% from $1.0 million for the three months ended September 30, 2003 to $1.2 million for the three months ended September 30, 2004. The increase was the result of increased sales commissions.

General and administrative

General and administrative expenses decreased 9.1% from $2.4 million for the three months ended September 30, 2003 to $2.2 million for the three months ended September 30, 2004. This decrease was a result of a decrease in bad debt expense of $0.2 million and three fewer administrative personnel.

Depreciation and amortization

Depreciation and amortization increased 16.0% from $2.1 million for the three months ended September 30, 2003 to $2.4 million for the three months ended September 30, 2004. This resulted from additional capital expenditures of approximately $10.0 million which were made during the last three months of 2003 and the first nine months of 2004.

Restructuring costs, asset impairment and litigation settlement

In November 2004, the Company settled its litigation with Nortel and agreed to pay $850,000.

Interest and other income/expense

Interest expense increased 28.1% from $536,000 for the three months ended September 30, 2003 to $687,000 for the three months ended September 30, 2004. This increase resulted from $418,000 of non-cash interest expense recorded as a result of the adoption of SFAS 150, offset in part by our repayment of approximately $6.4 million in outstanding loans during the nine months ended September 30, 2004.

Comparison of Fiscal Years Ended December 31, 2003 and 2002

Trading revenues and cost of trading revenues

Trading revenues increased 44.4% from $256.3 million for the year ended December 31, 2002 to $370.0 million for the year ended December 31, 2003. The increase in trading revenues was due to both an increase in the volume traded by our members on our exchange and an increase in the number of members trading on our exchange. Specifically, the volume traded by our members increased approximately 57% from the year ended December 31, 2002 to the year ended December 31, 2003. Additionally, the number of members trading on our exchange increased from 240 on December 31, 2002 to 285 on December 31, 2003. As a result of increases in trading revenue, cost of trading revenue increased 44.4% from $256.2 million for the year ended December 31, 2002 to $370.0 million for the year ended December 31, 2003.

Fee revenues

Fee revenues increased 45.2% from $23.4 million for the year ended December 31, 2002 to $34.0 million for the year ended December 31, 2003. Fee revenues increased as a direct result of trading revenues increasing 44.4% for the comparable period.

Operations and development

Operations and development costs decreased 8.2% from $11.9 million for the year ended December 31, 2002 to $10.9 million for the year ended December 31, 2003. This decrease was due to lower equipment lease costs as a result of $1.5 million of our leases being reclassified to capital leases from operating lease after those leases were amended and generally accepted accounting principles required the reclassification. This was offset by increased interconnect costs related to increased trading volume on our exchange.

Sales and marketing

Sales and marketing expenses increased 11.6% from $4.2 million for the year ended December 31, 2002 to $4.7 million for the year ended December 31, 2003. This increase resulted from two additional personnel within the sales function and increased marketing expenses of $0.2 million related to trade show expenses and advertising.

General and administrative

General and administrative expenses decreased 15.4% from $11.3 million for the year ended December 31, 2002 to $9.6 million for the year ended December 31, 2003. This decrease resulted from lower bad debt expense and lower rent.

Depreciation and amortization

Depreciation and amortization decreased 24.6% from $9.6 million for the year ended December 31, 2002 to $7.2 million for the year ended December 31, 2003. This was a result of a write-off of certain telecommunications equipment to fair value as of December 31, 2002, which resulted in the lower depreciation expense during fiscal year 2003.

Restructuring costs, asset impairment and litigation settlement

During the year ended December 31, 2002, the Company recorded a charge of $17.1 million related to the impairment of certain telecommunications equipment and $2.3 million related to the future lease obligations of a vacated facility. The impairment adjusted the recorded value to its estimated fair value in accordance with FAS 144.

Interest and other income/expense

Interest income decreased 37.3% from $545,000 for the year ended December 31, 2002 to $342,000 for the year ended December 31, 2003. This decrease was a result of lower average cash balances during fiscal year 2003.

Comparison of Fiscal Years Ended December 31, 2002 and 2001

Trading revenues and cost of trading revenues

Trading revenues increased 166.1% from $96.3 million for the year ended December 31, 2001 to $256.3 million for the year ended December 31, 2002. The increase in trading revenues was due to both an increase in the volume traded by our members on our exchange and an increase in the number of members trading on our exchange. Specifically, the volume traded by our members from the year ended December 31, 2001 increased approximately 183.0% in the year ended December 31, 2002. Additionally, the number of members trading on our exchange increased from 135 in the year ended December 31, 2001 to 240 on December 31, 2002. As a result of increased trading revenues, cost of trading revenues increased 166.2% from $96.3 million for the year ended December 31, 2001 to $256.2 million for the year ended December 31, 2002.

Fee revenues

Fee revenues increased 129.5% from $10.2 million for the year ended December 31, 2001 to $23.4 million for the year ended December 31, 2002. Fee revenues increased at a lower percentage than trading revenues due to more members achieving volume discounting pursuant to our fee schedule.

Operations and development

Operations and development costs decreased 15.6% from $14.0 million for the year ended December 31, 2001 to $11.9 million for the year ended December 31, 2002. This decrease was a result of a reduction of 15 employees as part of our 30.0% reduction in employees in June 2001.

Sales and marketing

Sales and marketing expenses decreased 22.4% from $5.4 million for the year ended December 31, 2001 to $4.2 million for the year ended December 31, 2002. This decrease was a result of a reduction of four employees as part of our 30.0% reduction in employees in June 2001 and decreased commissions and marketing expenses.

General and administrative

General and administrative expenses increased 22.6% from $9.2 million for the year ended December 31, 2001 to $11.3 million for the year ended December 31, 2002. This increase was primarily related to bad debt expense associated with two members who were insolvent.

Depreciation and amortization

Depreciation and amortization increased 17.3% from $8.2 million for the year ended December 31, 2001 to $9.6 million for the year ended December 31, 2002. This was primarily the result of additional investment in our trading platform and network architecture.

Restructuring costs and asset impairment

During the year ended December 31, 2001, we recorded a charge of $2.4 million related to the impairment of certain equipment and $3.2 million related to future lease obligations of a vacated facility.

Interest and other income/expense

Interest income decreased 41.8% from $937,000 for the year ended December 31, 2001 to $545,000 for the year ended December 31, 2002. This decrease was a result of lower average cash balances during fiscal year 2002. Interest expense increased 55.7% from $797,000 for the year ended December 31, 2001 to $1.2 million for the year ended December 31, 2002. This was the result of higher outstanding loan balances for the year ended December 31, 2002.

Liquidity and Capital Resources

Historically, our primary source of liquidity has been cash received through the sale and issuance of preferred stock. We received equity investments between April 1999 and May 2003 in an aggregate amount of approximately $125.0 million. Our current investors and their affiliates have no obligations to make future investments in our business. Our principal liquidity requirements have been for working capital, capital expenditures and general corporate purposes. Our capital expenditures in 2001, 2002 and 2003 related primarily to developing our trading platform, which included investments in software development and hardware. We expect to make approximately $8 million of capital expenditures related to enhancements to our trading platform, including software development and hardware, during 2004, which we believe we can fund primarily from cash generated through operations. Additionally, we have generated cash by entering into lending facilities secured by our property, plant and equipment, accounts receivable and intellectual property. At September 30, 2004 we had cash and cash equivalents of $10.0 million. We also are party to an $25.0 million lending facility with Silicon Valley Bank, under which we can borrow against our accounts receivable and general corporate assets. We believe that our current cash balances, lending facility with Silicon Valley Bank, and cash flows from operating activities, should be sufficient for us to fund our current operations for at least the next 12 months. To the extent we require additional capital to fund our working capital or capital expenditures, we intend to seek additional financing in the credit or capital markets, although we may be unsuccessful in obtaining financing or on acceptable terms, if at all.

The following table sets forth components of our cash flows for the following periods:

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
	(in thousands)
Net cash provided by (used in) operating activities	$(31,603)	$2,001	$6,407	$6,908	$5,892
Net cash used in investing activities	(14,071)	(4,357)	(6,946)	(7,376)	(12,099)
Net cash provided by (used in) financing activities	31,303	3,686	10,576	15,526	(888)

Cash provided by operating activities

Cash provided by operations for the nine months ended September 30, 2004 was attributable to net income of $1.9 million, depreciation and amortization of $6.7 million and non-cash interest expense of $1.3 million offset by an increase in operating net assets of $4.0 million. Cash provided by operations for the year ended December 31, 2003 was attributable to depreciation and amortization of $7.1 million. Cash provided by operating activities for the year ended December 31, 2002 was attributable to a net loss of $34.3 million, offset by depreciation and amortization and other non-cash charges of $26.9 million and a decrease in operating net assets of $9.4 million. Cash used in operating activities for the year ended December 31, 2001 was attributable to a net loss of $33.8 million and an increase in operating net assets of $9.8 million, offset by depreciation and amortization and other non-cash charges of $12.1 million.

Cash used in investing activities

Total capital expenditures for the nine months ended September 30, 2004 were $7.9 million related primarily to the purchase of computer equipment. Total capital expenditures for the years ended December 31, 2001, 2002 and 2003 were $14.8 million, $4.5 million and $8.3 million, respectively. The purchases in 2001 relate primarily to telecommunications equipment and related software and the purchases in 2002 and 2003 relate primarily to computer equipment, related software and leasehold improvements. In addition, during fiscal years ended December 31, 2001, 2002 and 2003, the sale of certain equipment generated cash proceeds of $0.8 million, $0.2 million and $1.3 million, respectively. In September 2004, we acquired the Internet protocol trading exchange business of Band-X Limited, or Band-X, with operations located in New York, London, and Edinburgh, Scotland for $4.0 million in cash, subject to certain working capital adjustments.

Cash provided by financing activities

During fiscal year 2003, we issued and sold 32,046,146 shares of our Series E-1 preferred stock for net proceeds of approximately $9.9 million. The proceeds of this financing were used to build out our infrastructure to further increase the scalability of our technology platform and for general corporate purposes. During fiscal year 2001, we completed an offering of 117,295,611 shares of Series E preferred stock for net proceeds of approximately $34.4 million. The proceeds of this financing were used to continue to build out our infrastructure and for general corporate purposes.

During fiscal year 2002, we borrowed approximately $7.0 million from Orix Merchant Banking LLC, or Orix, $4.7 million of which was outstanding at March 31, 2004. We repaid the full amount of this loan in May 2004.

In February 2003, we entered into an agreement with Silicon Valley Bank whereby Silicon Valley Bank provides us with receivables financing on certain of our trade accounts receivables. Interest is accrued on the daily outstanding loan balance at a rate equal to a prime rate plus 5.5% per annum. This agreement contains a financial covenant requiring us to maintain a minimum earnings before interest, taxes, depreciation and amortization, or EBITDA, determined in accordance with GAAP. The agreement with Silicon Valley Bank was amended in October 2003, increasing the availability to approximately $12.5 million based on a borrowing formula in the Agreement, and extending the term of the agreement with Silicon Valley Bank to October 2005. In May 2004, the agreement with Silicon Valley Bank was further amended to, among other things, increase the line of credit to $18.8 million, extend the term to May 2006, modify the EBITDA financial covenant such that prior to the consummation of an initial public offering, EBITDA may not be less than $1.00, tested on a monthly and quarterly basis, and after the consummation of an initial public offering, cumulative EBITDA losses from the date of the initial public offering, may not be more than 50% of the net proceeds received by us in an initial public offering, tested quarterly. The May 2004 amendment also provided for a decrease in the interest rate to the prime rate plus 2% and the establishment of a financial covenant requiring us to maintain a tangible net worth of not less than $4.0 million. Tangible net worth is defined under our agreement with Silicon Valley Bank as our total assets less any amounts attributable to goodwill, intangible items including unamortized debt discount and expense, patents, trade and service marks and names, copyrights and research and development except prepaid expenses, and reserves not already deducted from assets, less liabilities. In November 2004, Silicon Valley Bank increased our credit line to $25.0 million. We borrowed $4.0 million under our agreement with Silicon Valley Bank to finance our acquisition of Band-X’s Internet protocol trading exchange business. Upon the consummation of an initial public offering, the interest rate under this agreement will automatically decrease to the prime rate. As of December 31, 2003 and September 30, 2004, we were in compliance with all covenants under this agreement.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose entities, which are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Credit Risk Management

We manage the invoicing, credit risk and settlement of all traffic traded on our exchange. Since we are obligated to pay the seller regardless of whether we ultimately collect from the buyer, we assume the credit risk associated with all traffic traded on our exchange. As part of managing the credit risk associated with buyers on our exchange, we have an integrated credit risk management program under which the following arrangements assist in the mitigation of this credit risk:

•	Netting. We net our members’ buying and selling activity. This enables us to extend credit to members up to the amount they have sold in a given period. The netting also reduces the working capital requirements for our members and for us. For the six months ended June 30, 2004, 34% of our trade revenue was offset by selling activity.

•	Credit risk assessment and underwriting. GMAC and Highbridge provide us with credit risk assessment and credit underwriting services. In August 2004, Highbridge assumed our credit agreement with SCM Telco. Under the terms of our agreements with GMAC and Highbridge, GMAC and Highbridge assume the credit risk of selected members so that they may purchase voice calls or Internet capacity on our exchange.

•	Self underwriting. Members can self-finance a credit line with us by prepaying, posting a cash deposit or letter of credit or by placing money in escrow.

•	CreditWatch system. We enter a credit line for each member into our CreditWatch system. This credit line is the sum of the GMAC credit line, Highbridge credit line, selling activity, other cash collateral and internal credit. The CreditWatch system regularly monitors a member’s net trading balance and sends email alerts to each member who surpasses 50%, 75% and 90% of its available credit limit and is able to automatically suspend a member’s ability to buy as its net balance reaches its total credit line.

•	Frequent settlement. We have two trading periods per month. Payments from buyers are due fifteen days after the end of each trading period. This frequent settlement reduces the amount outstanding from our buyers. The frequent clearing of trading balances, together with the ability to net buy and sell transactions, allows our members to trade large dollar volumes while minimizing the outstanding balance that needs to be underwritten by additional sources of credit.

We occasionally issue internal credit lines to our members based on our review of a member’s financial statements and payment history with us. Typically, these internal credit lines are in excess of the credit lines issued by GMAC or Highbridge. We evaluate the credit risk, on a case-by-case basis, of each member who is not covered by our third-party credit arrangements, our netting policy, prepayments or other cash collateral. While there are no written procedures regarding the extension of credit lines, we have adopted written procedures to determine authority levels for certain of our officers to grant internal credit lines. In the third quarter of 2004, approximately 98% of our trading revenues were covered by GMAC and Highbridge credit lines, netting, prepayments or other cash collateral, of which 46% were covered by GMAC and Highbridge credit lines. However, our credit evaluations cannot fully determine whether buyers can or will pay us for capacity they purchase through our exchange. In the future, we may elect to increase the amount of our credit we extend to our customers we deem creditworthy in order to reduce our credit underwriting costs. If buyers fail to pay us for any reason and we have not been able or have elected not to secure credit risk protection with respect to these buyers, our business could be adversely affected. In the event that the creditworthiness of our buyers deteriorates, our credit providers and we may elect not to extend credit and consequently we may forego potential revenues that could materially affect our results of operations.

We have certain minimum annual commissions due pursuant to the terms of our agreements with each of GMAC and Highbridge. Pursuant to the terms of our agreement with GMAC we are required to pay a minimum annual commission of $725,000 and pursuant to the terms of our agreement with Highbridge we are required to pay a minimum quarterly commission of $150,000.

Our credit risk agreement with GMAC expires in February 2005. We currently are in preliminary discussions with GMAC to renew this agreement. We also are exploring options with other credit providers.

Summary Disclosure about Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2003:

	Payments due by period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Contractual Obligations
Loans payable	$12,932	$4,214	$8,628	$90	$—
Capital lease obligations	5,189	3,067	2,093	29	—
Operating leases	29,911	3,369	7,555	7,448	11,539
Redeemable preferred stock	20,838	—	20,838	—	—
Redeemable convertible preferred stock	82,964	—	82,964	—	—

Total Contractual Obligations	$151,834	$10,650	$122,078	$7,567	$11,539

Recent Accounting Pronouncements

On December 31, 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS No. 148”). Statement 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion 25. The Company has adopted the disclosure provisions of SFAS No. 148.

In December 2003, the FASB issued FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities an Interpretation of ARB No. 51” (“FIN 46R”). This Interpretation, which replaces FASB Interpretation No. 46 “Consolidation of Variable Interest Entities”, clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Application of FIN 46R is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. The adoption of FIN 46R did not have a material impact on the consolidated financial statements.

Qualitative and Quantitative Disclosure about Market Risk

Foreign currency exposure

The financial position and results of operations of our U.K. subsidiary are measured using GBP as the functional currency. The foreign currency fluctuations have not had a material effect on our operating results or financial condition. Our exposure is mitigated, in part, by the fact that we incur certain operating costs in the same foreign currencies in which revenues are denominated. The percentage of fee revenues denominated in

British Pounds was approximately 19% for the year ended December 31, 2003 and approximately 21% for the nine months ended September 30, 2004.

Interest rate exposure

We are exposed to interest rate fluctuations. We invest our cash in short-term interest bearing securities. Assuming an average investment level in short-term interest bearing securities of $5 million, which approximates the average amount invested in these securities during the fiscal year ended December 31, 2003, a one-percentage point decrease in the applicable interest rate would result in a $50,000 decrease in interest income.

Under the terms of our credit agreement with Silicon Valley Bank, our borrowings bear interest at the prime rate plus a margin of 2%. Upon the consummation of an initial public offering, our borrowings will bear interest at the prime rate. At September 30, 2004, we had outstanding borrowings under this agreement of $11.8 million. Therefore, a one-percentage point increase in the prime rate would result in additional annualized interest expense of $118,000, assuming the borrowings remained at $11.8 million.

BUSINESS

Overview

We are the leading electronic market for trading, routing and settling communications capacity. Members of our exchange, consisting primarily of communications services providers, anonymously buy and sell voice calls and Internet capacity through our centralized, efficient and liquid marketplace. Communications services providers that do not use our exchange generally individually negotiate and buy access to the networks of other communications services providers to send voice calls and Internet capacity outside of their network. We believe that we provide a cost-effective and efficient alternative to these direct connections. With a single interconnection to our exchange, members have access to all other members’ networks. Members place orders through our easy-to-use web-based interface. Sellers on the exchange post sell orders to send voice calls and Internet capacity for specific destinations, or routes, at various prices. We independently assess the quality of these routes and include that information in the sell order. Buyers enter buy orders based on route quality and price and are matched to sell orders by our fully automated trading platform and our proprietary software. When a buyer’s order is matched to a seller’s order, the voice calls or Internet capacity are then routed through our state-of-the-art facilities. We invoice and process payments for our members’ transactions and manage the credit risk of buyers primarily through our credit management programs with third parties.

Through our exchange, members have access to communications capacity in every country in the world. Our exchange has achieved increased liquidity, as we have continued to add new members and experience growth in the number of minutes of wireline and wireless voice calls traded on our exchange through both traditional communications networks and voice over Internet protocol, or VoIP, facilities. As of September 30, 2004, we had 343 members who subscribed to our voice trading services, including eight of the world’s ten largest communications services providers. The following table illustrates the growth and changing mix of the minutes traded on our exchange for voice calls:

	Minutes (billion)	% Increase relative to prior comparable period (1)	Wireline/Wireless Mix		Traditional Networks/VoIP
			Wireline	Wireless	Traditional	VoIP
2003 Full Year	8.0	60%	63%	37%	89%	11%

2004 First Nine months	7.5	29%	61%	39%	84%	16%

(1)	2003 full year compared to 2002 full year and 2004 first nine months compared to 2003 first nine months.

Fee revenue attributable to domestic operations was $9.3 million, $18.5 million and $25.9 million for the years ended December 31, 2001, 2002 and 2003, respectively. Fee revenue attributable to foreign operations was $0.9 million, $4.9 million and $8.1 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Our mission is to provide the trading platform where virtually any digital good can be traded. In July 2004, we launched products and services that allow the trading of Internet capacity through our exchange and, as of September 30, 2004, we had 25 members who subscribed to our Internet data trading services. As part of our acquisition of Band-X in September 2004, 195 former Band-X customers became our customers and nine former Band-X suppliers became our suppliers. We are in the process of establishing direct contractual relationships with these customers and suppliers. We believe many of such customers and suppliers will become members of our exchange.

Industry Background

The Global Communications Services Industry

The global communications services industry continues to evolve, providing significant opportunities and creating competitive pressures for the participants in the industry. The industry has been experiencing significant changes, including the proliferation of wireless and data products and services, increased voice and data volume, declining unit pricing and the emergence of new participants due to deregulation and low-cost technologies. The growth in competition and associated fragmentation along with declining unit pricing and an industry structure that is characterized by high fixed costs have resulted in increased pressure on communications services providers’ profitability.

Voice Industry

According to Ovum, a leading research organization for telecommunications, software and information technology services companies, total global telecommunications voice services revenues were estimated to be $858.0 billion in 2003, and are expected to grow to $979.0 billion by 2007. Ovum estimates that global voice traffic will increase 6% over wirelines and 55% over mobile lines between 2002 and 2007. According to the International Telecommunications Union, international voice calls aggregated an estimated 280.0 billion buy and sell minutes in 2003.

The voice industry is characterized by changes driven by deregulation in telecommunications markets around the world, an increase in and shift of minutes to wireless and the acceptance of VoIP as an alternative to wireline phone service.

•	Deregulation. According to TeleGeography, a leading industry source for current and historical telephone traffic statistics, in 1995 only 15 countries, accounting for less than half of the world’s international voice traffic, had opened their long-distance markets to competition. By 2002, more than 50 countries, accounting for 90% of the world’s international voice traffic, had liberalized their long-distance markets with new communications services providers gaining 32% of the world’s minutes. We believe that new communications services providers will continue to gain market share further fragmenting the industry. According to TeleGeography, the communications services market included over 4,726 service providers in 2002, an increase of 60% compared with 2000.

•	Shift to Wireless. According to Ovum, the number of global wireless phones will surpass global wireline phones for the first time in 2004. Ovum estimates that through 2007, wireless voice traffic will increase by 55% compared to 6% for wireline voice traffic. By 2007, wireless traffic will account for over 30% of global voice traffic. In many countries, the per minute cost of a wireless call is up to ten times higher than the per minute cost of a wireline call. According to Ovum, in 2003 revenues of wireless carriers accounted for approximately 43% of the world’s telecommunications revenues on only 25% of the world’s calling minutes.

•	VoIP. VoIP permits a user to send voice, fax and other information over the Internet, rather than through a regular telephone network system based on switches, commonly referred to as a public switched telephone network, or PSTN. VoIP has been used as a low-cost solution to provide wholesale call completion, or termination, to telecommunications services providers. The low cost of launching a telecommunications business with VoIP, coupled with deregulation in telecommunications markets, has driven fragmentation of communications services markets. VoIP is now being used as a way to provide local and long-distance phone service to consumers and enterprises. Cable companies and VoIP service providers are driving current consumer adoption of VoIP and are expected to capture a significant share of the overall voice market. According to TeleGeography, there were 18.8 billion VoIP minutes sold in 2002 compared to 1.6 billion VoIP minutes sold in 1999. Ovum estimates that VoIP minutes will grow 606% from 2004 through 2008.

Data Industry

The Internet is a global collection of tens of thousands of interconnected computer networks. A network generally must connect with other networks in order to send and receive data. In addition, online businesses and Internet service providers that rely on high-quality Internet service currently must purchase Internet capacity from, and interconnect to, multiple Internet network owners and Internet capacity resellers. As with the voice industry, the data industry is characterized by management of multiple direct interconnections, which results in high operating and infrastructure costs.

According to IDC, a leading research organization and advisory firm in the information technology and telecommunications industries, the worldwide revenues for Internet access for businesses was $35.3 billion in 2003 growing to $54.9 billion by 2008, a 9.2% compounded annual growth rate.

Traditional Communications Services Industry Business Practices

Communications services providers must access other networks to send and receive voice and data traffic. As the industry continues to fragment, establishing, managing and maintaining many direct interconnections has become cumbersome and expensive.

We believe both voice and data communications services providers typically buy and sell capacity based on a labor-intensive, costly, time-consuming and highly negotiated contractual process which leads to higher installation, network management, selling, legal, billing and collection costs. A typical transaction in which one communications services provider buys and settles network capacity from another provider includes the following steps:

STEP 1:

A buyer identifies a seller with available communications capacity at an acceptable quality and required price level. Similarly, a seller identifies a buyer seeking the quality level and price offered by the seller;

STEP 2:	The seller evaluates the creditworthiness of the buyer;

STEP 3:	The parties negotiate a contract for the purchase and sale of the communications capacity;

STEP 4:	The buyer and seller establish interconnections with each other, typically requiring investment in equipment;

STEP 5:	Once interconnection is achieved, the buyer tests the quality of the seller’s network;

STEP 6:	The parties establish administrative procedures for the invoicing and payment;

STEP 7:	The buyer notifies the seller that traffic will be sent;

STEP 8:	Traffic is sent from the buyer to the seller where it is metered and routed to its final destination;

STEP 9:	The seller generates invoices and sends them to the buyer; and

STEP 10:	If undisputed, the buyer reconciles the invoices and eventually pays the seller. If disputed, the parties must research and settle the discrepancy.

We believe this traditional process can take from three to six months from initial contact through the time of interconnection. In addition, the negotiated prices between the buyer and seller may become obsolete by the time the interconnection has been established or as market conditions change. Further, this direct process burdens the parties with numerous interconnections that must be managed and maintained.

As a result of the problems discussed above, we believe the global communications services industry has a fundamental need for a centralized, efficient and liquid means of trading, routing and settling communications capacity in order to improve profitability and optimize network utilization.

Our Solution

We have created a global, automated, standardized, single center of commerce to trade, route and settle voice calls and Internet capacity. Our exchange-based trading system permits buyers and sellers to transact business in a broad, liquid, open and transparent market, rather than on a one-to-one basis, and incorporates the following attributes:

Trade

•	Global access. Our exchange provides members with access to capacity to every country in the world.

•	Single interconnection. We currently have EDPs, in New York, Los Angeles, London, Frankfurt and Hong Kong. Our members connect their networks to our EDPs through a local network provider. Through a single interconnection to one of our EDPs, our members can seamlessly trade with and route to all other members on our exchange. Typically, the interconnection does not require a member to purchase new equipment or incur material expenses or time.

•	Easy-to-use. Our members place orders through our easy-to-use, web-based trading platform.

•	Customized ordering. The buyers on our exchange can prioritize their orders specifying the highest quality within their given price range, or the lowest price at their requested level of quality.

•	Market intelligence. We provide our members with daily reports that detail quality, price, volume and cost savings information by destination relating to their account and across our entire exchange.

•	Neutrality. Our exchange is neutral, which means that we favor neither buyers nor sellers and we do not take a position in the market.

•	Anonymity. Sales on our exchange are made on an anonymous basis thereby preserving the communications services provider’s flexibility with respect to pricing, quality and volume.

Route

•	Patented automated order matching. Using our proprietary software and patented processes, our trading platform automatically creates a routing table that prioritizes member orders based on the quality and price parameters entered into our web-based interface. This routing table is automatically downloaded into our switches.

•	Automated delivery process. When the buyer sends traffic to our exchange, our proprietary software automatically routes the traffic to the prioritized matched seller.

•	Standardized quality control. We independently measure the quality rating of each seller’s route and regularly update that rating.

Settle

•	Centralized settlement. We provide a single invoice for all transactions on our exchange by each seller and buyer in the relevant settlement period.

•

Credit risk management.    We manage the credit risk of the buyers on our exchange through our arrangements with GMAC and Highbridge, prepayment programs, the netting of our members’ buying and selling activity, cash deposits and letters of credit. Every four hours, our CreditWatch system calculates a member’s net trading balance against its credit line and automatically alerts us and the affected member as the member approaches different percentages of their credit line. We can configure our Credit Watch system on a member-by-member basis. This enables us to monitor when a particular member approaches or reaches its credit limit and allows us to prevent a particular member from exceeding its pre-determined credit limit and prohibit that member from making additional purchases once the member has reached its pre-determined credit limit.

The Benefits of our Solution to our Exchange Members

Our exchange provides many benefits to our members. By trading, routing and settling voice calls and Internet capacity through our exchange, members can access multiple buyers and sellers, increase network utilization, achieve better pricing and improve profitability and cash flow by reducing the number of interconnections, reducing selling, legal, billing and collection expenses and eliminating disputes and bad debt.

•	Benefits of a single interconnection. By establishing a single interconnection to one of our five EDPs, and executing a standard membership agreement with us, communications services providers can gain immediate targeted access to and a link with several hundred buyers and sellers. This replaces the lengthy, costly and highly negotiated process of searching for and interconnecting to other communications services providers on a one-to-one basis and managing these interconnections on an ongoing basis. Furthermore by aggregating traffic through a single interconnection to our exchange, we believe that our members can improve their network utilization by increasing the traffic they buy and sell through their existing infrastructure.

•	Benefits of our trading platform and automatic routing. We believe our buyers are able to lower their costs at their specified quality criteria for voice calls and Internet capacity because buyers have access to quality and price data of numerous sellers. We eliminate the need for buyers to independently assess the quality of each seller’s network by providing a centralized and up-to-date source of quality rating of sellers’ routes, enabling buyers to make quality comparisons between sellers’ routes.

•	Benefits of our settlement and credit risk management features. Our settlement procedures are standardized and centralized. We handle all invoicing for voice calls and Internet capacity sold on our exchange. Members receive a single payment or invoice from us reflecting net buying or selling activity on our exchange. This settlement reduces members’ administrative costs and improves their working capital. We eliminate bad debt exposure for sellers because we assume the credit risk of every transaction executed on our exchange. We pay our sellers regardless of whether we have collected payment from the buyers. We manage our credit risk through the netting of our members’ buying and selling activity, third-party financing arrangements, prepayment programs, cash deposits and letters of credit. We believe our standard settlement terms accelerate the payment and improve cash flow for our sellers.

Our Strategy

Our mission is to provide a trading platform where virtually any digital good can be traded. The key elements of our strategy are:

Expand our voice business through the following initiatives:

•	Increase participation on our exchange from existing members. We believe our members benefit from economies of scale as they send more voice calls through our exchange allowing them to further reduce their expenses and reallocate resources. By demonstrating the cost savings of our exchange to senior management of our members, we believe members will increase their participation on our exchange.

•

Increase membership on our exchange.    We intend to continue to add members to our exchange in order to increase liquidity and volume. We are focusing our sales and marketing efforts on incumbent national carriers, regional Bell operating companies and competitive communications services providers in deregulated markets in Western Europe, Asia and Latin America. Additionally, we are focusing our sales efforts on communications services providers that we believe are best positioned to add market share as minutes shift to wireless and VoIP, including European and Asian wireless communications services providers, cable companies and VoIP service providers. As our membership increases, we expect the network effect of our exchange to attract even more buyers and sellers, which will further increase liquidity.

•	Expand our global presence. We plan to expand our presence in the high-growth markets of Asia and Latin America and intend to further expand our sales and marketing capabilities to serve these markets.

•	Develop, market and expand complementary services. We plan to develop, market and expand services that are complementary to our existing offerings, including SwitchAxcess, BilateralAxcess, RapidClear and Caller Line Identification.

Leverage our trading platform, intellectual property and operations support systems to offer a trading platform for other digital goods.    We believe that we can leverage our web-based trading systems, intellectual property portfolio and operations support systems to allow trading, routing and settlement of other digital goods and offer additional services. In July 2004, we launched an automated full service web-based trading platform for Internet capacity. Internet capacity can be bought or sold on our exchange in a manner similar to our voice offerings. Members are able to enter orders with quality and price specifications. We deliver the capacity over our proprietary platform and handle all billing and settlement functions. In September 2004, we acquired the Internet protocol trading exchange business of Band-X Limited, or Band-X, with operations located in New York, London and Edinburgh, Scotland for $4.0 million in cash, subject to certain working capital adjustments. In connection with the acquisition of the IP trading exchange business of Band-X, Band-X assigned or otherwise transferred to us the contracts of all 196 of its customers and its nine suppliers of Internet capacity. We believe many of such customers and suppliers will become members of our exchange. We have assumed certain colocation leases in New York, London and Edinburgh and seven employees have joined us from Band-X. We believe the acquisition will accelerate the growth of our exchange for Internet capacity.

Products and Services

Overview of Products and Services

We offer or plan to offer the following voice, data, enhanced services and information products and services:

	Product/Service	Features
Voice	PrimeVoice	Spot marketplace where buy and sell orders are rematched every four hours
	SelectVoice	Spot marketplace where buyers are matched with highest quality sellers
	OptimizedVoice	PrimeVoice or SelectVoice with guaranteed order matching
Data	PrimeIP	Standard Internet transit automatically delivered via a seller’s network
	SelectIP	Customized access to any specific network of buyer’s choice
	OptimizedIP	Highest performance Internet access that optimizes buyer’s traffic among participating sellers using proprietary route optimization
Enhanced Services	RapidClear	Accelerated settlement service allows members to collect receivable payments within as few as two business days
	SwitchAxcess	Customers use our switches to switch traffic between their service provider partners under their own commercial terms
	SoftSwitchAxcess	Customers use our VoIP equipment to switch traffic between their service provider partners under their own commercial terms.
	BilateralAxcess	A service which enables communications services providers to exchange bilateral traffic directly or through transit; this service will employ software that will help a member balance its traffic loads; service scheduled to be offered in the first quarter of 2005
	Caller Line Identification Screening	Call screening service that allows members to trade calls without Caller ID, at lower price points
Information	AxcessCode	Standard market reference tool for international calling code breakouts
	AxcessRate	Standard industry reference tool for voice calls pricing and quality

Voice on thexchange

Voice on thexchange is our voice trading marketplace where communications services providers trade, route and settle voice traffic. Our members can trade voice traffic in three unique ways:

PrimeVoice.    PrimeVoice is our most dynamic service, rematching orders and updating a seller’s quality profile every four hours. PrimeVoice allows our buyers and sellers to take full advantage of changes in quality and prices of voice traffic on our exchange every four hours.

SelectVoice.    SelectVoice allows quality sensitive buyers to trade only with the highest quality sellers. By requiring that the seller’s quality remain constant over a four-day period, SelectVoice offers the most stable supply to our buyers. Our Select +7 service allows buyers and sellers who use our SelectVoice service to trade at a seven-day fixed price. This supports our buyers who are looking to contract for a stable route for their premium calls.

OptimizedVoice.    OptimizedVoice allows buyers who want to ensure every phone call routed to our exchange is successfully completed by electing to have any phone call that is not initially terminated through PrimeVoice or SelectVoice to be routed to one of our highest quality sellers who have demonstrated a high call completion rate.

Data on thexchange

Data on thexchange is our marketplace where communications services providers trade, route and settle Internet capacity pursuant to our trading terms. Our members can trade Internet capacity measured in megabytes in three unique ways:

PrimeIP.    Today, businesses purchase Internet capacity in a highly manual process involving requests for proposals. PrimeIP automates the buying and selling of Internet capacity, allowing our members to trade, route and settle standard Internet capacity through an automated system. Buyers simply place a bid on our exchange and can choose from responding seller offers. PrimeIP allows our members to purchase Internet capacity under four week, eight week and 12 week contracts.

SelectIP.    Companies that sell Internet capacity do not deliver the same quality levels to every destination on the Internet. SelectIP allows members to trade, route and settle traffic directed to a specific destination on the Internet, or autonomous system number, or ASN. Buyers simply place ASN-specific bids on our exchange and choose from responding seller offers. SelectIP allows our members to purchase Internet capacity for specific ASNs under four week, eight week and 12 week contracts.

OptimizedIP.    Businesses currently buy Internet capacity on a best efforts basis. By automatically measuring and selecting the best performing Internet routes from each seller, OptimizedIP supports our quality sensitive buyers that want to maximize the quality of their Internet traffic within their price requirements. Offered as an exchange-based route control and optimization service, buyers of OptimizedIP establish a price limit for their Internet capacity on our exchange and we optimize buyer’s traffic by dynamically routing traffic across all of the sellers that meet the buyers’ price criteria using our proprietary and patent pending route optimization technology.

Enhanced services

RapidClear.    RapidClear is an accelerated settlement service we offer, where sellers, for a fee, can elect to be paid in advance of our standard settlement terms.

SwitchAxcess.    Our SwitchAxcess service allows communications services providers, including non-members, to directly connect with each other through any of our five EDPs without connecting through our exchange. For example, a communications services provider connected to our London EDP will be able to connect, or partition, with any other provider connected to one of our five EDPs. Other switch partition providers have complex fee structures with fees for ports, cross-connects, management fees, testing, signaling and other fees. We bundle all of these fees into a per-minute fee that covers this service.

SoftSwitchAxcess.    Our SoftSwitchAxcess service allows communications services providers, including non-members, to outsource switching and control routing. It also provides carriers with a secure platform to safeguard their commercial relationships and company information, and manage routes and rates simply with an advanced online interface. We charge customers a per-minute fee for this service.

BilateralAxcess.    Our members continue to send some of their voice calls to other incumbent communications services providers through traditional bilateral, or direct arrangements. To reduce the high operating costs of managing bilateral traffic flows, our members could meet many of their current bilateral partners at our exchange. We believe this would reduce facility and operations costs by allowing one interconnection to meet many members and it will provide the bilateral parties with independent verification of traffic flows by a neutral third party. These providers typically negotiate the allowable ratio of incoming to outgoing voice calls. The partner that exceeds the pre-agreed ratio must generally pay the other partner at a predetermined, non-market based rate. Our BilateralAxcess service will help our members measure the ratio of incoming to outgoing voice calls and to automatically route and trade minutes via our exchange to avoid over-payment. Additionally, members who connect to their bilateral partners via our switches can outsource the invoicing, credit risk management and settlement to us.

Caller Line Identification Screening.    Caller Line Identification, or CLI, commonly referred to as caller ID, makes it easier for wireless phone users to initiate follow-up outgoing wireless calls which in turn increases overall wireless usage. As a result, global wireless communications services providers are requesting that all calls sent to their wireless users include CLI. Not all communications services providers that sell wireless terminations, however, can guarantee that the CLI will be successfully sent with each initiated wireless call. Wireless phone calls that include CLI trade at a higher price than those without CLI. Our exchange can identify whether a wireless call contains CLI and will support the trading of both CLI and non-CLI calls. We currently are offering CLI screening on a trial basis.

Information Services

AxcessCode.    AxcessCode is our extensive database of calling code information, providing over 10,000 country, city and mobile codes in approximately 1,000 markets worldwide. AxcessCode allows members to reduce costs associated with managing rapidly changing calling codes. AxcessCode is sold as a subscription service, and is emailed to subscribers twice per month.

AxcessRate.    AxcessRate details the actual, average, high and low prices traded on our exchange for the previous day for the most active destinations traded on voice on thexchange, allowing buyers to avoid overpayment for termination fees and sellers to determine the actual market value of their quality-differentiated routes. AxcessRate is sold as a subscription service, and is emailed to subscribers daily.

Pricing

We charge our members a variety of fees based on their membership, usage and their subscriptions to our complementary services. Our members pay the following fees:

•

Capacity-based access fees.    Members of our exchange and our SwitchAxcess customers are assessed minimum access fees, payable monthly in advance, based on the size of their connections to our EDPs. These minimum access fees provide our members with a fixed amount of trading volume at no additional charge. When a member trades above the allotted trading volume associated with its minimum fee, the member then pays an incremental per minute or per megabyte fee on all traffic above the minimum usage. We provide our members with volume-based discounts on both the minimum capacity fees and per minute and per megabyte fees.

•	Credit risk management fee. We charge our sellers a fixed percentage of their gross sales volumes for centralized invoicing, shorter settlement period and outsourced credit risk management services.

•	Membership fee. All new members pay a membership fee to join our exchange.

•	Additional service fees. In addition to the membership fee and access fees for using the standard solution package, a portion of our members pay fees for using additional value-added services. Currently, these fees include:

•	Inter-EDP. Buyers located within one of our EDPs pay an additional fee if they trade with a seller located in another EDP.

•	SelectRouting. Members pay an additional per minute or per megabyte fee for traffic traded through our SelectVoice and SelectIP services.

•	OptimizedRouting. Members pay an additional per minute or per megabyte fee for traffic traded through our OptimizedVoice and OptimizedIP services.

•	RapidClear. Members who elect to be paid prior to our standard settlement terms pay an additional service fee based on the amount they have sold on our exchange.

•	Information products. Our AxcessCode and AxcessRate subscribers pay an annual subscription fee.

Members

Our members consist primarily of communications services providers seeking to buy or sell communications capacity and include national, multinational and regional telecommunications carriers, wireless carriers, resellers and VoIP service providers. As of September 30, 2004, we had 343 members of voice on thexchange, compared to 240 members as of December 31, 2002, representing approximately a 25% increase. Our members include eight of the world’s ten largest international communications services providers. Our members traded approximately 2.1 billion minutes in the third quarter of 2003 and approximately 2.7 billion minutes in the third quarter of 2004, representing an increase of approximately 29%. No member in 2003 represented over 6% of our revenue and our top ten members represented, in the aggregate, approximately 30% of our revenue. As of September 30, 2004, approximately 52% of our members were located in North America, 31% were located in Europe and 17% were located in other regions of the world, including Asia. As of September 30, 2004, 50% of our members used VoIP to connect to our voice on thexchange. As of September 30, 2004, we had 25 members of data on thexchange. In connection with the acquisition of the IP trading exchange business of Band-X, Band-X assigned or otherwise transferred to us the contracts of all 196 of its customers and its nine suppliers of Internet capacity. We believe many of such customers and suppliers will become members of our exchange.

Sales and Marketing

We market and sell our products and services through our direct sales force. We seek to expand the utilization of our exchange by our current members through account managers who are dedicated to specific customer accounts. Our sales team has extensive sales experience with a broad range of communications and technology companies and are located throughout the United States, England and Hong Kong. Our sales process frequently involves a trial process, where our members trade a small volume of traffic prior to trading larger volumes through our centralized exchange. Within our larger members, sales efforts are directed at multiple decision makers, frequently including senior corporate executives, chief information officers and vice presidents of procurement. We target our voice services sales efforts at the telecommunications industry, and, in particular, the market for international wireline, wireless and VoIP minutes. We have commenced similar direct sales efforts for our data services.

Our marketing efforts are designed to drive awareness of our exchange and our service offerings. Our marketing activities include seminar programs, trade shows, web-site programs, public relations events and direct mailings. We are also engaged in an on-going effort to maintain relationships with key communications industry analysts.

Technology

Our technology consists of an easy-to-use, web-based interface through which our members place buy and sell orders and an automated, scalable, patented and integrated trading platform to match, route and settle our members’ trades. The software platform we use to provide for the delivery of traded capacity is proprietary to us and we have patented the process that matches buy and sell orders on our exchange and effects the delivery of traded capacity. We integrate our state-of-the-art database, financial, and customer-care software, server hardware and communications switches and VoIP gateways acquired from leading manufacturers with our proprietary trading platform. Our technology consists of the following:

Customer interface

Our members access our exchange through an easy-to-use, web-based interface that allows our members to place buy and sell orders that include quality and price parameters. Each member has its own dedicated, customizable trading platform that includes individualized traffic reports and online invoice access. Our member facing applications are run on state-of-the-art servers.

Automated trading and delivery platform

Our system automatically matches buy and sell orders on voice on the exchange every four hours. During September 2004, we matched an average of 2.0 million orders on voice on the exchange six times daily. Our trading platform automatically creates a routing table that prioritizes member orders based on the quality and price parameters entered into our web-based interface. This routing table is automatically downloaded into our switches and VoIP gateways. When a buyer sends a voice call or Internet traffic to our exchange, our systems automatically determine which seller best meets the buyer’s quality and price requirements and routes the traffic to the appropriate seller. If the seller cannot terminate the voice call or receive the Internet traffic, our systems will automatically forward that traffic to the next seller that meets the buyer’s quality and price requirements. If no seller is able to accept the buyer’s traffic, our systems automatically return the traffic to the buyer.

Our systems automatically measure the seller’s route quality based on traffic the seller has received through our exchange. When we match the buy and sell orders, our systems automatically update the seller’s route quality rating. If the quality has declined below the buyer’s requirements, the seller will be unmatched from that buyer. Our proprietary routing software automatically directs a buyer’s traffic to the seller with the highest quality or lowest priced minutes within the parameters selected by the buyer for the designated route.

Our systems automatically generate reports that summarize the total activity on our exchange and the buy and sell activity for specific members. These reports are useful to our members in determining the parameters within which they buy and sell minutes or Internet capacity on our exchange.

State-of-the-art switches and VoIP gateways

All of our members must physically connect their networks to our state-of-the-art, packet-based and data switches and VoIP gateways. This physical interconnection enables us to route all traffic that is traded on our exchange.

Standardized and centralized billing system

We use our proprietary operating support system to manage our billing and settlement functions. Our switches generate traffic records that are automatically sent to our proprietary rating software that adds the economic parameters of each minute or megabyte of capacity to the traffic detail record. The traffic detail record is then automatically sent to our billing system that generates invoices that are posted on our website and notification is automatically emailed to our members.

Credit Protection and Credit Risk Management

We manage the invoicing, credit risk and settlement of all traffic traded on our exchange. We assume the credit risk associated with all traffic traded on our exchange. We employ an integrated credit risk management program to protect against non-payment or default from our buyers. This integrated credit risk management program consists of the following agreements, processes and systems:

•	Netting. We net our members’ buying and selling activity. This enables us to extend credit to members up to the amount they have sold in a given period. The netting also reduces the working capital requirements for our members and for us. For the three months ended September 30, 2004, 36% of our trade revenues were offset by selling activity.

•	Credit risk assessment and underwriting. GMAC and Highbridge provide us with credit risk assessment and credit underwriting services. In August 2004, Highbridge assumed our credit agreement with SCM Telco. Under the terms of our agreements with GMAC and Highbridge, GMAC and Highbridge assume the credit risk of selected members so that they may purchase voice calls or Internet capacity on our exchange.

•	Self underwriting. Members can self-finance a credit line with us by prepaying, posting a cash deposit, entering into a letter of credit or placing money in escrow.

•	Internal credit. We occasionally issue internal credit lines to our members based on our review of the member’s financial statements and payment history with us. Typically, these internal credit lines are in addition to the credit lines issued by GMAC or Highbridge.

•	CreditWatch system. We enter a credit line for each member into our CreditWatch system. This credit line is the sum of the GMAC credit line, the Highbridge credit line, other cash collateral and any internal credit. Our CreditWatch system regularly monitors a member’s net trading balance and sends email alerts to each member who surpasses 50%, 75% and 90% of its available credit limit and is able to automatically suspend a member’s ability to buy as its net balance reaches its total credit line.

•	Frequent settlement. The frequent clearing of trading balances, together with the ability to net buy and sell transactions, allows our members to trade large dollar volumes while minimizing the outstanding balance that needs to be underwritten by additional sources of credit.

Intellectual Property

Our success depends in part on our proprietary rights and technology. We rely on a combination of patent, copyright, trademark and trade secret laws, employee and third-party non-disclosure agreements and other methods to protect our proprietary rights.

We have been issued 25 domestic and international patents, and have 20 further patent applications pending related to a process for clearing telecommunications trading transactions. These patents relate, among other things, to a process that collects requests to purchase and offers to sell blocks of telecommunications services from buyers and sellers of such services, matches the offers and requests and delivers the traded telecom services between matched sellers and buyers.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications will result in the issuance of any patents. Moreover, any issued patent does not guarantee us the right to practice the patented technology or commercialize the patented product or service. Third parties may have blocking patents that could be used to prevent us from commercializing our patented products or services and practicing our patented technology. Our issued patents and those that may be issued in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or the length of the term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies. For these reasons, we may have competition for our exchange.

We rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets are difficult to protect. We seek to protect our technology, in part, by confidentiality agreements with our corporate partners, employees, consultants, advisors and others. These agreements may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our corporate partners, employees, consultants, advisors and others use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Competition

Our members trade, route and settle voice calls and Internet capacity based on route quality and price through our automated trading platform, proprietary software and state-of-the-art facilities. We believe that we currently do not have any direct competitors who offer communications services providers the ability to trade, route and settle capacity based on quality and price in a liquid marketplace similar to ours. Although historically a number of companies attempted to provide similar functionality to communications services providers, many of these companies have either ceased related operations, including Ratexchange Corporation, AIG Telecom, the GTX and Asia Capacity Exchange, or have become resellers of voice calls and/or Internet capacity, including Band-X Ltd., Tradingcom Europe, ITCC and European Telco Exchange AG. Although we believe that the network effect of our exchange and our intellectual property are significant barriers to entry into this business, new competitors may be able to create centralized trading solutions that replicate our business model.

Our voice and data businesses both compete with the existing and established legacy processes through which communications services providers buy, sell, route and settle their communications traffic. These processes include, but are not limited to, existing interconnection agreements and physical interconnections with other communications services providers and incumbent relationships. Many of these companies have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do and may have the ability to better attract and retain the same customers that we are targeting as members. Once communications services providers have established these business relationships, it could be extremely difficult to convince them to utilize our exchange or replace or limit their existing ways of conducting business. In addition, since our exchange provides full disclosure of prices offered by participating sellers on an anonymous basis, buyers may choose to purchase network capacity through our exchange instead of sending traffic to their existing suppliers at pre-determined, and often higher, contract prices. If suppliers of communications capacity fear or determine that the price disclosure and spot market limit order mechanisms provided by our exchange will “cannibalize” the greater profit-generating potential of their existing businesses, they may choose to withdraw from our exchange. If participants withdraw from our exchange in significant numbers, it could cause our exchange to fail and materially harm our business.

New technologies and the expansion of existing technologies may also increase competitive pressures on us. We cannot be certain that we will be able to compete successfully against current processes and future competitors, and competitive pressures faced by us could adversely affect our business.

Government Regulation

Federal

The FCC has jurisdiction over interstate and international communications. The FCC’s rules, regulations and policies impose obligations on carriers providing facilities-based and/or resale telecommunications services.

We believe our Internet-based exchange is not subject to regulation by the FCC. We do not establish rates for our exchange users and do not present ourselves as a common carrier to the public. We act as a facilitator for telecommunications service providers desiring to exchange voice calls or Internet capacity. However, absent a ruling from the FCC, there can be no assurance that our operations will be exempt from FCC regulation.

Should our business operations be found to be subject to FCC regulation, we believe our current FCC Section 214 authorization for the provision of international facilities-based and resale services will allow us to continue our business operations, but we could become subject to obligations to contribute to the support of universal telephone service, to provide reports on our operations and to meet other regulatory requirements. The FCC reserves the right to condition, modify or revoke any FCC authorizations and may impose fines for violations of the Communications Act or the FCC’s rules, regulations or policies promulgated thereunder, or for violations of the telecommunications laws of other countries. Currently, we do not have any plans to obtain an exemption ruling from the FCC.

State

We currently are not regulated at the state level and do not believe we currently are subject to state regulation. However, our intrastate long distance telecommunications services, once provided, will be subject to state laws and regulations, including prior certification, notification, registration, universal service and/or tariff requirements.

United Kingdom

The U.K. Communications Act 2003, or the Act, implemented into law the European Union Directives on electronic communications. Under this Act, there currently is no requirement to obtain a license or prior authorization to provide electronic communications networks or electronic communications services. This does not mean that electronic communications networks or electronic communications services are not regulated. Any person providing such networks or services may come within one or more general conditions of entitlement. These conditions deal with issues such as interconnection, numbering and number portability, provision of directory inquiries and consumer protection matters. In general, where services are not being provided to the public directly, the majority of the general conditions dealing with consumer protection issues will not apply. Where numbers have not been allocated by the regulator, the Office of Communications, or Ofcom, to an operator, the relevant general conditions on numbering will not apply. Each operator or service provider is required to consider which general conditions are relevant to them and if any are relevant, to comply with such conditions. Operators which have been found by Ofcom to have significant market power in a particular market may be subject to additional conditions.

Ofcom may enforce the general conditions by issuing a notice of contravention setting forth how Ofcom considers a person is breaching a particular condition and if the contravention is not remedied, issuing a notice of enforcement. Failure to remedy at this stage may lead to Ofcom issuing a notice that a penalty is to be applied to that person. Ofcom can revoke the right to operate or provide electronic communications networks or electronic communications services where an operator or service provider is in persistent breach of the applicable general conditions. We believe that we currently are in compliance with the Act and applicable Ofcom regulations.

Facilities

Our headquarters are located at 120 Albany Street, New Brunswick, NJ, where we lease approximately 8,770 square feet of office space. Our leased properties are described below:

Property Location	Approximate Square feet	Use	Lease Expiration Date
New Brunswick, New Jersey	8,770	Administrative Office	April 30, 2008
New York, New York	22,896	EDP	July 31, 2015
Los Angeles, California	16,089	EDP	December 9, 2007
Herndon, Virginia	36,463	Operations Center	June 1, 2010
London, United Kingdom	7,418	EDP and Sales Site	June 11, 2009

We also lease facilities in Riverside, California; Newport Beach, California; and Chicago, Illinois, to support our sales staff. In addition, we lease circuit capacity from other communications services providers to support our EDPs in Frankfurt, Germany and Hong Kong, China. As part of our agreements with these communications services providers, they provide us with our physical connection point in those markets.

As part of the Band-X acquisition, we assumed colocation leases in New York, London and Edinburgh, Scotland.

We believe our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

Employees

As of September 30, 2004, we had 110 employees. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

Legal Proceedings

On April 13, 2004, we received a letter from Nortel Networks, Inc. forwarding a complaint filed on April 12, 2004 by Nortel Networks Inc. and Nortel Networks Limited, or collectively Nortel, in the United States District Court for the Eastern District of Virginia, Alexandria Division, alleging that we have infringed copyrights held by Nortel, misappropriated Nortel trade secrets and breached certain contractual obligations related to our purchase of hardware, services and licensed software from Nortel. In particular, the complaint alleges that we failed to purchase certain telecommunication switches and/or hardware from or certified by Nortel, in order to use Nortel copyrighted and proprietary software at our Los Angeles, London, and New York EDPs. The complaint seeks injunctive relief restraining us from use of Nortel software, actual and exemplary damages and attorneys fees and costs estimated in the letter which total approximately $6.0 million, plus certain software fees. On July 19, 2004, we were served with the complaint and we filed our answer on August 9, 2004. On November 5, 2004, we settled the dispute with Nortel. Our settlement agreement with Nortel includes a mutual release and an agreement by both parties to dismiss all outstanding claims. We have agreed to pay Nortel $850,000, which consists of $350,000 to be paid immediately and a promissory note in the principal amount of $500,000. The note shall be repaid in five quarterly installments of $100,000 commencing on December 31, 2004. Upon completion of this offering, the amounts due under the note shall be accelerated and shall become due and payable. The note does not bear interest except in the case of default. Nortel also agreed to license us software for our use of Nortel switches in our New York, Los Angeles and London EDPs.

On December 20, 2002, Robert A. Marmon, a current common stockholder, brought a proceeding against us in the Court of Chancery of the State of Delaware pursuant to Section 220 of the Delaware General Corporation Law to compel the inspection of our stock ledger, books and records. Marmon’s stated purposes in seeking such inspection were to value his shares of our common stock and to investigate, among other alleged misconduct, allegations being made by Marmon of possible mismanagement and alleged breaches of fiduciary duty at Arbinet. On July 9, 2003, the Court of Chancery ruled that Marmon was entitled to inspect our stock ledger, books and records for the limited purpose of valuing his shares of our common stock. We signed a protective order with Marmon and produced certain information to Marmon in accordance with the Court’s July 9 ruling. On March 11, 2004, the Court of Chancery ordered production of all documents reflecting representations made to potential investors in connection with certain of our equity financings. On April 28, 2004, the Court of Chancery granted Marmon the right to inspect our books and records with respect to specifically enumerated document categories. We provided Marmon with certain books and records as directed by the Court of Chancery. On June 30, 2004, Marmon filed a petition in the 220 proceeding seeking recovery of his attorneys’ fees and litigation expenses incurred in that proceeding. In addition, Marmon had threatened litigation against us and certain members of our board of directors allegedly on behalf of himself and three other common stockholders of Arbinet. Marmon alleged, among other misconduct, breach of fiduciary duty in connection with certain of our financings and misconduct in connection with the prior settlement of a dispute with Marmon and three other common stockholders. On November 17, 2004, we settled the dispute with Marmon and three common stockholders on behalf of us and certain of our current and former directors and officers. The settlement agreement includes a mutual release as of the date of the settlement agreement of all existing and potential claims by Marmon and the other three stockholders, including claims against us or our former or current directors and officers, in exchange for the issuance by Arbinet of a total of 156,250 shares of our common stock to Marmon and the three other stockholders and certain of their affiliates. The issuance of shares as a result of this settlement is subject to approval by the holders of our preferred stock.

On March 18, 2003, World Access, Inc. f/k/a WAXS, Inc., WA Telcom Products Co., Inc., WorldxChange Communications, Inc., Facilicom International LLC and World Access Telecommunications Group, Inc. f/k/a Cherry Communications Incorporated d/b/a Resurgens Communications Group, or collectively the Debtors, filed a lawsuit against us in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division. The Debtors had previously filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code. The Debtors seek recovery of certain payments they made to us as a buyer on our exchange, which total approximately $855,000. The Debtors claim that such payments were a preferential payment under the Bankruptcy Code. The Debtors also seek costs and expenses, including attorneys’ fees and interest. We filed an answer to the complaint on April 18, 2003, denying the Debtors’ claims for relief and asserting several affirmative defenses. On August 12, 2003, we served discovery on the attorneys for World Access and its related entities. Shortly after we served our discovery, the bankruptcy judge entered an order stating that the cases of World Access and its related entities, which had been jointly administered, could not be substantively consolidated. Since then the majority of Debtors’ preference complaints in the case have been continued while the Debtors sort out their administrative problems. In September 2004, the Debtors confirmed a plan of liquidation which created a trust to proceed with liquidating avoidance actions.

On May 27, 2003, we received a demand letter from counsel for Octane Capital Management and its affiliate, Octane Capital Fund I, L.P., or collectively Octane, demanding the right to purchase up to $2.8 million of our shares of Series E preferred stock on the same terms as originally set forth in a Securities Purchase Agreement dated as of July 3, 2001. Additionally, the letter demands the right to convert Octane’s investment in shares of our series D preferred stock into shares of series D-1 preferred stock pursuant to the terms of such purchase agreement. The Octane demand letter also alleges violations of Octane’s rights under a Second Amended and Restated Investors’ Rights Agreement dated as of March 7, 2000, including, among other allegations, the allegation that Octane did not receive proper advance notice of the complete terms of our Series E preferred stock offering. On May 28, 2003, we sent notice to all stockholders, including Octane, indicating our plan to defend against these claims.

It is our position that Octane waived the right to participate in the Series E Financing and to receive notice from us relating to such offering, and that, in addition, sufficient notice was provided to Octane. Prior to the Series E Financing, we received notice from a representative of Octane indicating that Octane was unable to participate in the Series E Financing due to its capital constraints. In such notice, Octane did not reference that any potential terms would impact its decision not to participate in the Series E Financing. We believe, however, that sufficient notice of the terms of the Series E Financing was given to Octane. In that regard, on June 15, 2001, we sent Octane, along with other potential investors, notice of the general terms of the Series E Financing. Octane did not respond to this notice and contends that there was no waiver.

On September 1, 2004, after no contact with us for over a year, Octane contacted our representatives to renew its demand against us. We responded to Octane’s demand, denying all allegations of wrongdoing. We will vigorously defend against all claims, if any are brought.

MANAGEMENT

Our executive officers, directors and other significant employees, and their ages and positions as of September 30, 2004, are set forth below:

Name	Age	Position
Executive Officers and Directors
J. Curt Hockemeier	56	President and Chief Executive Officer and Director
John J. Roberts	38	Chief Financial Officer
Peter P. Sach	44	Chief Information Officer and Senior Vice President of Operations
Chi K. Eng	45	General Counsel and Secretary
Anthony L. Craig	58	Chairman of the Board and Director
Michael L. DeRosa(1)	32	Director
William G. Kingsley(2)(3)	46	Director
Mathew J. Lori(1)	40	Director
Deborah D. Rieman, Ph.D.(2)(3)	54	Director
Michael J. Ruane(1)(2)	50	Director
Roland A. Van der Meer(3)	44	Director

Significant Employees
Robert A. Barbiere.	42	Senior Vice President of Strategy and Platform Development
William R. Haner	51	Senior Vice President of Sales and Account Development
Steven Heap	53	Chief Technology Officer
Roger Y. Kim	38	Vice President data on thexchange
Michael D. Lemberg	33	Vice President Corporate Development and Treasurer

(1)	Member of Audit Committee
(2)	Member of Nominating and Corporate Governance Committee
(3)	Member of Compensation Committee

J. Curt Hockemeier has been a director since April 2000 and our President and Chief Executive Officer since August 2000. From April 2000 to August 2000, he served as our President and Chief Operating Officer. Before joining us, from June 1999 to April 2000, Mr. Hockemeier served as Executive Vice President and Chief Operating Officer of Telephony Operations for AT&T Broadband Services. Prior to that, from January 1993 to June 1999, he served as a Senior Vice President for Teleport Communications Group, Inc., where he was responsible for affiliate services, construction of its newly developing markets and relationships with the cable industry. Mr. Hockemeier received a B.J. degree from the University of Missouri. He completed the Program for Management Development at Harvard Business School.

John J. Roberts has been our Chief Financial Officer since April 2004. From March 2003 to April 2004, Mr. Roberts served in various private consulting roles. From April 2000 to February 2003, he served as Chief Financial Officer of Razorfish, Inc., a provider of services designed to enhance communications and commerce through the use of digital technologies. Prior to that, from July 1988 to April 2000, Mr. Roberts served in various positions at PricewaterhouseCoopers LLP, including the position of Audit Partner from July 1998 to April 2000. Mr. Roberts received a B.S. degree from Boston College.

Peter P. Sach has been our Chief Information Officer and Senior Vice President of Operations since April 2004. From July 2001 to April 2004, he served as our Chief Administrative Officer and Treasurer. From March 2001 to July 2001, he served as Managing Director for Reo Consulting Group, LLC, a management consulting company. Prior to that, from March 2000 to March 2001, he served as Chief Operating Officer for OnTera Broadband, Inc., where he was responsible for day to day operations and geographic development. From June 1999 to March 2000, he served as Senior Vice President, Systems Development and Administration for

AT&T Broadband Services, where he was responsible for all information technology operations, developments and business administration. From August 1998 to June 1999, Mr. Sach was the Vice President Strategic Sales for AT&T Business Services where he was responsible for the sale and delivery of integrated telecommunications solutions to Fortune 100 accounts. Prior to that, from August 1986 to August 1998, Mr. Sach held various positions at Teleport Communications Group. Mr. Sach received a B.S. degree from State University College of New York at Fredonia.

Chi K. Eng has been our General Counsel since October 2002 and our Corporate Secretary since November 2001. From April 2000 to October 2002, he served as our Deputy Counsel for Intellectual Property and Patent Licensing. Prior to joining Arbinet, from April 1994 to April 2000, he was an associate at the law firm of Cohen, Pontani, Lieberman & Pavane. Prior to that, from February 1983 to August 1990 Mr. Eng served as an engineer at AT&T Bell Labs developing communications systems. Mr. Eng received a B.S degree and an M.S degree from State University of New York at Buffalo and a J.D. degree from Fordham Law School.

Anthony L. Craig has been a director since December 1999 and has been our Chairman of the Board since October 2001. Mr. Craig has served as President and Chief Executive Officer of Safeguard Scientifics, Inc., a diversified technology and services company, since October 2001. From December 1999 to August 2000, he served as our company’s President and Chief Executive Officer. Prior to that, from January 1997 to May 1999, he served as President and Chief Executive Officer of Global Knowledge Network, a premier provider of technology learning services. Mr. Craig is a member of the board of directors of Safeguard Scientifics, Inc., ChromaVision, CompuCom, Pacific Title & Art Studio and NexTone. Mr. Craig received a B.S. degree from Dalhousie University.

Michael L. DeRosa has been a director since February 2002. Mr. DeRosa has served as Partner at Industrial Technology Ventures, a private equity firm affiliated with Cordova Ventures, since July 2004. Mr. DeRosa served as a principal of EnerTech Capital, a venture capital firm focused on energy technology, clean technology, and related markets from September 2000 until July 2004. From June 1999 to September 2000, he served as a Senior Associate for the Safeguard International Fund, where he focused on leveraged buyout and growth capital investments. Prior to that, from July 1997 to June 1999, he served as an Associate for Booz Allen & Hamilton. Mr. DeRosa received his Bachelor of Electrical Engineering degree from the Georgia Institute of Technology and his M.B.A. degree from the Wharton School of the University of Pennsylvania.

William G. Kingsley has been a director since August 2001. Mr. Kingsley has served as a Managing Director of EnerTech Capital, a venture capital firm presently focused on energy technology, clean technology and related markets, since May 2000. From August 1999 to May 2000, he served as Vice President-Broadband & Internet Services for Lucent Technologies, where he focused on bringing products and services to the cable industry. Prior to that, from June 1993 to October 1998 , he served in various capacities for Comcast Corporation, where he was part of the founding team of Sprint PCS and managed Comcast’s investment in various partnerships associated with Teleport Communications Group. Mr. Kingsley previously worked for GTE Mobile Communications and Contel Corporation. Mr. Kingsley received his B.S. degree from Lynchburg College and his M.A. degree from George Washington University. Mr. Kingsley also serves on the boards of Avista Advantage, Inc., CableMatrix Technologies, Inc., Circadiant Systems, Inc., INVIDI Technologies, Corp., Oewaves, Inc., Schema, Ltd., Valaran Corp., and as a board observer of Current Communications Group LLC.

Mathew J. Lori has been a director since May 2001. Mr. Lori has been a principal at JPMorgan Partners, LLC since 1998 and in various other positions since 1993, where he has focused primarily on management buyouts and growth equity investments for media, industrial, and consumer product companies. Prior to 1993, Mr. Lori held various positions at Ernst & Young LLP. Mr. Lori currently serves as a Director of Ascend Media, Doane Pet Care, and Berry Plastics Corporation. Mr. Lori received a B.S. degree from University of Windsor and an M.B.A. degree from the Kellogg Graduate School of Management at Northwestern University.

Deborah D. Rieman, Ph.D. has been a director since March 2004. Dr. Rieman has served as an investment manager since January 2000, managing a private investment portfolio. From June 1995 to December 1999, she served as the President and Chief Executive Officer for Check Point Software Technologies, Inc., an internet security software company. Prior to that, she served in various executive and marketing positions with Adobe Systems Inc, Sun Microsystems, Inc. and Xerox Corp. Dr. Rieman is a member of the board of directors of Altera Corporation, Corning Incorporated, Keynote Systems, Inc. and Tumbleweed Communications, Inc. Dr. Rieman received a B.A. degree from Sarah Lawrence College and a Ph.D. degree from Columbia University.

Michael J. Ruane has been a director since March 2004. Mr. Ruane has served as Senior Vice President-Finance and Chief Financial Officer for SunGard Data Systems, Inc., a provider of integrated financial services applications and availability services, since February 2001. From April 1994 to February 2001, he served as Vice President and Chief Financial Officer for SunGard Data Systems, Inc. Prior to that, from September 1992 to April 1994, he served as Vice President-Finance and Chief Financial Officer for SunGard Trading Systems. From 1990 to September 1992, he served as Vice President and Controller for SunGard Data Systems. Mr. Ruane received a B.S. degree from LaSalle College and his M.B.A. from the University of Pittsburgh.

Roland A. Van der Meer has been a director since April 1999. Mr. Van der Meer has served as a Partner with ComVentures, Inc., a venture capital firm, since June 1997. From 1993 to 1997, he served as a partner with Partech International. Prior to that, he co-founded and served as a partner for Communications Ventures. Mr. Van der Meer also served as interim Chief Executive Officer of PairGain and worked at Hambrecht & Quist Venture Partners, where he focused on communications investments. Mr. Van der Meer received a B.S.E.E. degree from the University of Pennsylvania and a B.S.E. degree from the Wharton School of the University of Pennsylvania.

Robert A. Barbiere is our Senior Vice President Strategy and Platform Development. From January 2003 to June 2004, Mr. Barbiere served as our Senior Vice President of Global Trading and Product Development. From May 2001 to January 2003, Mr. Barbiere served as Senior Vice President of Product Development. From August 1997 to May 2001, Mr. Barbiere served as our Vice President of Business Development. Prior to joining Arbinet, Mr. Barbiere served as Senior Vice President of Worldphone, a global IVR information and service provider. Mr. Barbiere has previously held executive positions at MCI/Worldcom and Phoneworks. Mr. Barbiere received B.A. and B.S. degrees from Villanova University.

William R. Haner is our Senior Vice President Sales and Account Development. From January 2003 to June 2004, Mr. Haner served as our Vice President of Sales. From March 2001 to January 2003, Mr. Haner served as our Vice President of Strategic Accounts. From April 2000 to March 2001, Mr. Haner was Executive Vice President for oCen Communications. From January 1994 to March 2000, Mr. Haner was Executive Vice President of Pacific Gateway Exchange, with responsibility for sales offices in Japan, Korea, Australia, Belgium, the United Kingdom, Moscow and the United States. Before joining Pacific Gateway Exchange, Mr. Haner served as Vice President of Sales for TRT/IDB Worldcom, where he helped launch store and forward fax services.

Steven Heap has served as Chief Technology Officer and Vice President of Business Development since April 2004. From October 2003 to April 2004, Mr. Heap was a consultant for Backyard Productions. From August 2002 to September 2003, Mr. Heap was Chief Operating Officer and Chief Technology Officer of ePhone, a VoIP service provider, where he was responsible for all aspects of operations, development, systems design, network engineering and operations. From November 2000 to July 2002, Mr. Heap was Senior Vice President and Chief Network Officer for Aleron, an Internet transit provider, where he designed, developed and launched new products and network solutions. From August 1998 to October 2000, Mr. Heap was Vice President and General Manager at Teleglobe where he was responsible for strategic planning and operations. Mr. Heap received a B.S. degree from Imperial College, University of London.

Roger Y. Kim has served as our Vice President of data on thexchange since August 2002 and is responsible for the design, development and operations of data on thexchange. From January 2001 to August

2002, Mr. Kim was the Vice President Marketing at Aleron, an Internet transit provider. From January 1997 to January 2001, he was Senior Director Product Management at Teleglobe. From March 1994 to January 1997, Mr. Kim was Product Manager for Sprint. Mr. Kim received a B.S.E.E. degree in electrical engineering and computer science and an M.S. degree in electrical engineering from Johns Hopkins University and an M.B.A. degree from the University of Maryland.

Michael D. Lemberg has served as our Vice President of Corporate Development and Treasurer since April 2004. From September 2001 to March 2004, he served as the Vice President of Business Planning and Treasury Operations. From April 2000 to September 2001, he served as our Director of Business Development. Prior to that Mr. Lemberg was a management consultant at Booz-Allen & Hamilton. From January 1994 to July 1997, Mr. Lemberg was a Business Systems Analyst for American Management Systems. Mr. Lemberg received a B.A. degree from the University of Pennsylvania and an M.B.A. degree from the University of Michigan Business School.

Board Composition

There currently are eight members of our board of directors. Upon the completion of this offering, our board of directors will consist of eight members, a majority of whom will be independent as defined under Nasdaq Marketplace Rule 4200(a)(15). In accordance with the terms of our certificate of incorporation and by-laws, which will become effective upon completion of this offering, our board of directors will be divided into three classes as nearly equal in size as possible, class I, class II and class III, with each class serving staggered three-year terms. Upon the completion of this offering, the members of the classes on our board will be divided as follows:

•	the class I directors will be Michael L. DeRosa and Mathew J. Lori, and their terms will expire at the annual meeting of stockholders to be held in 2005;

•	the class II directors will be Deborah D. Rieman, Roland A. Van der Meer and William G. Kingsley, and their terms will expire at the annual meeting of stockholders to be held in 2006; and

•	the class III directors will be J. Curt Hockemeier, Anthony L. Craig and Michael J. Ruane, and their terms will expire at the annual meeting of stockholders to be held in 2007.

Our certificate of incorporation that will become effective upon the completion of this offering will provide that the authorized number of directors may be changed only by resolution of our board of directors. Our directors may be removed only for cause by the affirmative vote of the holders of 75% or more of our voting stock. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors and the limitations on the removal of our directors may have the effect of delaying or preventing changes in the control of us or our management.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The members of each committee are appointed by the board of directors and serve one-year terms.

Audit Committee.    We have an audit committee consisting of Michael J. Ruane, Mathew J. Lori and Michael L. DeRosa. Mr. Ruane chairs the committee. The audit committee assists our board of directors in its oversight of:

•	the integrity of our financial statements;

•	the independent auditor’s qualifications and independence; and

•	the performance of our independent auditors.

The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent auditors and for overseeing their work. All audit services to be provided to us and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors must be approved in advance by our audit committee. We believe that each member of the audit committee satisfies the requirements for membership established by the Nasdaq National Market and the Securities and Exchange Commission.

Compensation Committee.    We have a compensation committee consisting of William G. Kingsley, Roland A. Van der Meer and Deborah D. Rieman. William G. Kingsley chairs the committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

•	reviewing and recommending approval of compensation of our executive officers;

•	administering our stock incentive and employee stock purchase plans; and

•	reviewing and making recommendations to our board with respect to incentive compensation and equity plans.

We believe that each member of the compensation committee satisfies the requirements for membership established by the Nasdaq National Market.

Nominating and Corporate Governance Committee.    We have a nominating and corporate governance committee consisting of Michael J. Ruane, Deborah D. Rieman and William G. Kingsley. Deborah D. Rieman chairs the committee. The purpose of the nominating and corporate governance committee is to:

•	identify and recommend nominees for election to our board of directors;

•	review and assess the adequacy of our corporate governance principles and recommend any proposed changes to our board of directors; and

•	oversee the evaluation of our board.

We believe that each member of the nominating and corporate governance committee satisfies the requirements for membership established by the Nasdaq National Market.

Director Compensation

Our board of directors has approved cash compensation to each independent member of the board for his or her service as a director. Each such independent member shall receive the following fees:

•	an annual fee of $5,000; and

•	$1,500 for each meeting of the board that the director attends.

The chairperson of each of our audit, compensation, and nominating and corporate governance committee receives an annual fee of $5,000.

We have granted the following restricted common stock under our amended and restated 1997 stock incentive plan to the following non-employee directors:

Name of Director	Number of Shares	Date of Grant
Michael J. Ruane(1)	15,625	2/29/04
Deborah D. Rieman, Ph.D.(2)	15,625	2/29/04

(1)	Such shares of restricted common stock are subject to a right of repurchase by us pursuant to a restricted stock agreement between us and Mr. Ruane. The restrictions on these shares of restricted stock lapse as to one-third of the shares on February 29, 2005 and in 24 equal monthly installments thereafter.
(2)	Such shares of restricted common stock are subject to a right of repurchase by us pursuant to a restricted stock agreement between us and Dr. Rieman. The restrictions on these shares of restricted stock lapse as to one-third of the shares on February 29, 2005 and in 24 equal monthly installments.

In November 2004, our board of directors approved our 2004 stock incentive plan pursuant to which each non-employee director will automatically receive an option to purchase 25,000 shares of our common stock upon his or her appointment to our board of directors. These options shall vest during the period of and subject to the non-employee director’s continued service as a director. Subject to an annual evaluation, which evaluation shall be overseen by our Nominating and Corporate Governance Committee, each non-employee director will automatically receive an annual grant of an option to purchase no more than 10,000 shares of our common stock at each year’s annual meeting after which he or she will continue to serve as a director. These options will vest as the Board shall determine, subject to the non-employee director’s continued service as a director. Each non-employee director stock option will terminate on the earlier of ten years from the date of grant and three months after the recipient ceases to serve as a director, except in the case of death or disability, in which event the option will terminate three months from the date of the director’s death or disability. The exercise price of all of these options will equal the fair market value of our common stock on the date of grant.

Mr. Anthony L. Craig, the chairman of our board of directors, has a consulting agreement with us relating to his role as the chairman of our board of directors. We compensate Mr. Craig at a rate of $6,250 per month under such agreement. Please see “Certain Relationships—Agreement with Anthony L. Craig” for a discussion of his consulting agreement.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, or of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the members of our compensation committee has ever been our employee.

Executive Compensation

The table below sets forth the total compensation paid or accrued for the fiscal year ended December 31, 2003, 2002 and 2001 for our chief executive officer and each of our four most highly compensated other executive officers who were serving as executive officers on December 31, 2003 and whose total annual compensation exceeded $100,000 for the year ended December 31, 2003. We refer to these officers as our named executive officers.

Summary Compensation Table

			Annual Compensation				Long-Term Compensation
Name and Principal Position	Year		Salary	Bonus	Other Annual Compensation		Restricted Stock Awards	Securities Underlying Options	All Other Compensation
J. Curt Hockemeier	2003		$400,000	$ 75,000	$22,076	(1)	$ 171,000	25,000	$17,200	(2)
President, Chief Executive Officer and Director	2002 2001		$400,000 $400,000	$ 75,000 $100,000	— —		— —	264,582 482,541	$54,881 $58,827	(3) (4)

Peter P. Sach	2003		$250,000	$100,000	—		—	27,995	—
Chief Information Officer and Senior Vice President of Operations	2002 2001	(5)	$250,000 $104,167	$100,000 $ 50,000	— —		— —	63 145,111	$ 5,240 —	(6)

Chi K. Eng	2003		$160,000	$ 60,000	—		$18,725	—	—
General Counsel and Secretary	2002		$150,000	$ 55,000	—		—	28,188	$ 3,138	(6)
	2001		$137,500	$ 40,000	—		—	4,375	—

(1)	Represents principal and interest relating to a portion of a loan to Mr. Hockemeier forgiven by us.
(2)	Represents amounts paid by us for a company apartment on behalf of Hockemeier.
(3)	Consists of $5,281 we contributed to Mr. Hockemeier’s 401(k) plan account and $49,600 for a company apartment paid by us on behalf of Mr. Hockemeier.
(4)	Consists of $1,050 we contributed to Mr. Hockemeier’s 401(k) plan account and $57,777 for a company apartment paid by us on behalf of Mr. Hockemeier.
(5)	Mr. Sach commenced employment with us on July 30, 2001.
(6)	Represents amounts contributed by us to these executive officers’ 401(k) plans.

Option Grants in Last Fiscal Year

The following table contains information regarding grants of options to purchase shares of our common stock to our named executive officers during the year ended December 31, 2003. The potential realizable value set forth in the last column of the table is calculated based on the term of the option at the time of grant, which is ten years. This value is based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date of grant until their expiration date, assuming a fair market value equal to an assumed initial public offering price of $15 per share, minus the applicable exercise price. These numbers are calculated based on the requirements of the Securities and Exchange Commission and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock on the date on which the options are exercised.

Name	Number of Securities Underlying Options Granted		Percent of Total Options Granted to Employees in Fiscal Year(1)	Exercise Price per Share(2)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
						5%	10%
J. Curt Hockemeier	25,000	(4)	14%	$0.16	2/28/13	$606,835	$968,653
Peter P. Sach	27,995	(5)	16%	$1.82	6/30/13	$632,942	$1,038,101
Chi K. Eng	—		—	—	—

(1)	Based on an aggregate of 175,665 shares subject to options granted to our employees in 2003, including the named executive officers.
(2)	The exercise price per share was determined to be equal to the fair market value per share of our common stock as valued by our board of directors on the date of grant.
(3)	Amounts represent hypothetical gains that could be achieved for stock options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date stock options are granted. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock on the date on which the stock options are exercised.
(4)	The shares of common stock underlying this stock option vest monthly and equally over a four-year period beginning on the date of grant.
(5)	One-fourth of the shares of common stock underlying this stock option are exercisable one year after the date of grant, and the stock options vest monthly and equally thereafter over a three-year period.

Fiscal Year-End Option Values

The following table sets forth information for each of the named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options, as well as the value of unexercised in-the-money options, as of December 31, 2003. There was no public trading market for our common stock as of December 31, 2003. Accordingly, we have calculated the value of the unexercised in-the-money options at fiscal year-end on the basis of an assumed fair market value of our common stock as of December 31, 2003 equal to the assumed initial public offering price of $15 per share, less the aggregate exercise price. None of the named executive officers exercised options during the fiscal year ended December 31, 2003.

	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-The- Money Options at December 31, 2003
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
J. Curt Hockemeier	119,074	189,263	$1,767,056	$2,808,669
Peter P. Sach	90,757	82,411	$1,346,835	$1,222,985
Chi K. Eng	16,885	19,427	$243,999	$287,859

Employment Arrangements

J. Curt Hockemeier.    We entered into a letter agreement with Mr. Hockemeier, our chief executive officer, dated April 4, 2000. Mr. Hockemeier currently receives an annual base salary of $400,000, subject to an annual increase upon review by the compensation committee of our board of directors.

Under the terms of the letter agreement, either we or Mr. Hockemeier may terminate his employment at any time upon 60 days’ notice. If Mr. Hockemeier’s employment is terminated without cause or for good reason, we are required to continue to pay his salary for a period of one year, reimburse him for certain COBRA payments, pay him an amount equal to potential employer contributions to our retirement plan for one year and also pay him his accrued and unpaid salary and vacation time. In addition, if Mr. Hockemeier is terminated without cause or for good reason, certain of his options to buy shares of our common stock will vest on an accelerated basis.

Mr. Hockemeier’s agreement also contains nondisclosure, noncompetition and nonsolicitation provisions. The nondisclosure provisions provide for protection of our confidential information. The noncompetition and nonsolicitation provisions of Mr. Hockemeier’s agreement prevent Mr. Hockemeier from competing with us or soliciting our employees for a period of two years, if his employment is terminated by us for cause or by him without good reason, or for a period of one year, if his employment is terminated for any other reason.

John J. Roberts.    We entered into a letter agreement with Mr. Roberts, our chief financial officer, dated March 31, 2004. Mr. Roberts currently receives an annual base salary of $250,000, subject to an annual increase upon review by our board of directors. The agreement also provides that Mr. Roberts is eligible for a 35% target bonus, based upon the achievement of assigned performance goals and subject to the approval of our board of directors. If Mr. Roberts’ employment is terminated without cause, we are required to continue to pay his salary for a period of six months, reimburse him for certain COBRA payments for a period of six months, pay him an amount equal to potential employer contributions to our retirement plan for a period of six months and also pay him his accrued and unpaid salary and vacation time. In addition, if Mr. Roberts is terminated without cause in the 12 months following a change in control of Arbinet, which does not include an initial public offering or a private equity financing, any remaining unvested options will immediately vest.

Mr. Roberts’ letter agreement also contains noncompetition and nonsolicitation provisions. The noncompetition and nonsolicitation provisions of Mr. Roberts’ employment letter prevent Mr. Roberts from competing with us or soliciting our customers, suppliers or employees for a period of six months following the termination of his employment.

Mr. Roberts has also entered into our standard nondisclosure agreement with provides for protection of our confidential information.

Peter P. Sach.    We entered into a letter agreement with Mr. Sach, our chief information officer, dated July 12, 2001. Mr. Sach currently receives an annual base salary of $250,000, subject to an annual increase upon review by our board of directors. In the event of an initial public offering, Mr. Sach’s annual base salary will be increased to $275,000. The agreement also provides that Mr. Sach is eligible for a 40% target bonus, based upon the achievement of assigned performance goals and subject to the approval of our board of directors. If Mr. Sach’s employment is terminated without cause in the one year period following a change of control, which does not include an initial public offering or a private equity financing, Mr. Sach’s unvested options to purchase shares of our common stock will fully vest.

Under the agreement, either we or Mr. Sach may terminate his employment at any time upon 60 days’ notice. If Mr. Sach’s employment is terminated without cause, we are required to continue to pay his salary for a period of one year, reimburse him for certain COBRA payments, pay him an amount equal to potential employer contributions to our retirement plan for one year and also pay him his accrued and unpaid salary and vacation time.

Mr. Sach’s agreement also contains nondisclosure, noncompetition and nonsolicitation provisions. The nondisclosure provisions provide for protection of our confidential information. The noncompetition and nonsolicitation provisions of Mr. Sach’s agreement prevent Mr. Sach from competing with us or soliciting our employees for a period of one year following the termination of his employment.

Robert A. Barbiere.    We entered into a letter agreement with Mr. Barbiere, our senior vice president of global trading and product development, dated May 9, 2001. Mr. Barbiere currently receives an annual base salary of $165,000, and is eligible to receive monthly commissions. Under Mr. Barbiere’s letter agreement, either we or Mr. Barbiere may terminate his employment at any time upon 60 days’ notice. If Mr. Barbiere’s employment is terminated without cause, we are required to continue to pay his salary for a period of six months, reimburse him for certain COBRA payments for a period of six months, pay him an amount equal to potential employer contributions to our retirement plan for a period of six months and also pay him his accrued and unpaid salary and vacation time. In addition, if Mr. Barbiere is terminated without cause in the 12 months following a change in control of Arbinet, which does not include an initial public offering or a private equity financing, any remaining unvested options will immediately vest.

Mr. Barbiere’s letter agreement also contains nondisclosure, noncompetition and nonsolicitation provisions. The nondisclosure provisions provide for protection of our confidential information. The noncompetition and nonsolicitation provisions of Mr. Barbiere’s employment letter prevent Mr. Barbiere from competing with us for a period of six months following the termination of his employment with us or soliciting our customers, suppliers or employees for a period of one year following the termination of his employment.

William R. Haner.    We entered into an employment agreement with Mr. Haner, our senior vice president sales, dated October 8, 2002. Mr. Haner currently receives an annual base salary of $180,000, and is eligible to receive sales incentives, if he achieves his targets as established by our president and chief executive officer from time to time. Under the employment agreement, either we or Mr. Haner may terminate his employment at any time for any reason without notice. If Mr. Haner’s employment is terminated without cause, we are required to, subject to Mr. Haner’s compliance with the noncompetition and nonsolicitation provisions contained in his employment agreement, continue to pay his salary for a period of six months, reimburse him for certain COBRA payments for a period of six months, pay him an amount equal to potential employer contributions to our retirement plan for a period of six months and also pay him his accrued and unpaid salary and vacation time. We shall not be required to reimburse Mr. Haner for COBRA payments or pay his employer contributions to our retirement plan for any amounts in excess of an aggregate of $25,000.

The noncompetition and nonsolicitation provisions of Mr. Haner’s employment agreement prevent Mr. Haner from competing with us for a period of six months following termination of his employment and soliciting our customers, suppliers or employees for a period of one year following termination of his employment.

Steven Heap.    We entered into a letter agreement with Mr. Heap, our chief technology officer and vice president of business development, dated March 15, 2004. Mr. Heap currently receives an annual base salary of $150,000, and is eligible to receive an annual bonus of $25,000 to $100,000 per year, based upon the achievement of certain individualized performance goals.

Under the terms of the letter agreement, either we or Mr. Heap may terminate his employment at any time for any reason without notice. If Mr. Heap’s employment is terminated without cause, we are required to continue to pay his salary for a period of six months, reimburse him for certain COBRA payments for a period of six months, pay him an amount equal to potential employer contributions to our retirement plan for a period of six months and also pay him his accrued and unpaid salary and vacation time.

Chi K. Eng.    We entered into a letter agreement with Mr. Eng, our general counsel and secretary, effective October 11, 2002. Mr. Eng currently receives an annual base salary of $165,000. The agreement also provides that Mr. Eng is eligible to receive bonuses, based upon the achievement of certain individualized performance goals and in the event that we meet financial objectives. Under the agreement, either we or Mr. Eng may terminate his employment at any time for any reason without notice. If Mr. Eng’s employment is terminated without cause, we are required to continue to pay his salary for a period of six months, reimburse him for certain COBRA payments for a period of six months, pay him an amount equal to potential employer contributions to our retirement plan for a period of six months and also pay him his accrued and unpaid salary and vacation time.

Mr. Eng’s agreement also contains noncompetition and nonsolicitation provisions. The noncompetition and nonsolicitation provisions of Mr. Eng’s agreement prevent Mr. Eng from competing with us for a period of six months following the termination of his employment or soliciting our customers, suppliers or employees for a period of one year following the termination of his employment.

Roger Y. Kim.    We entered into a letter agreement with Mr. Kim, our vice president data on thexchange, dated July 17, 2002. Mr. Kim currently receives an annual base salary of $155,000. The agreement also provides that Mr. Kim is eligible to receive a bonus up to 25% of his base salary, based upon the achievement of certain individualized performance goals. Under the letter agreement with Mr. Kim, either we or Mr. Kim may terminate his employment at any time for any reason without notice. If Mr. Kim’s employment is terminated without cause, we are required to continue to pay his salary for a period of six months, reimburse him for certain COBRA payments for a period of six months and also pay him his accrued and unpaid salary and vacation time.

Michael D. Lemberg.    We entered into a letter agreement with Mr. Lemberg, our vice president corporate development and treasurer, dated March 30, 2000. Mr. Lemberg currently receives an annual base salary of $150,000. Under the letter agreement, either we or Mr. Lemberg may terminate his employment at any time for any reason without notice.

Stock Option and Other Compensation Plans

Amended and Restated 1997 Stock Incentive Plan

Our amended and restated 1997 stock incentive plan, or the 1997 stock plan, was approved by our board of directors and adopted by our stockholders in August 1997 and was effective in November 1996. In March 2000, January 2001 and December 2002, our Board of Directors approved amendments to the 1997 stock plan. Our shareholders approved these amendments in June 2000 and January 2003, respectively. Our officers, directors, employees and consultants are eligible to receive awards under the 1997 stock plan. The 1997 stock plan, as amended, provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards, stock appreciation rights, dividend equivalent rights, restricted stock units and other stock-based awards. A maximum of 3,173,101 shares of common stock, or if greater, no more than 16.4% of the total numbers of shares of our outstanding common stock (calculated on a fully-diluted basis), are authorized for issuance under our 1997 stock plan.

In accordance with the terms of the 1997 stock plan, our board of directors has authorized our compensation committee to administer the 1997 stock plan. Among other powers and in accordance with the 1997 stock plan, our compensation committee determines the applicable exercise price for an award (although the exercise price for incentive stock options must be at least 100% of the fair market value of a share on the date of grant), methods of exercise, vesting schedules, exercisability and other applicable restrictions.

Options generally become vested according to the following schedule: one-fourth of the shares become exercisable one year after the date of grant and the options vest monthly and equally thereafter over a three-year period. Options granted under the 1997 stock plan are not transferable by the holder of the option, other than by will or by the laws of descent and distribution. All options issued under the 1997 stock plan have a term no longer than 10 years from the grant date, except that in the case of incentive stock options granted to a ten-percent shareholder, the term shall not exceed five years. In the event that an optionee’s employment with us terminates for any reason other than death or termination for cause, such optionee generally may exercise his or her options that were outstanding and exercisable at the date of termination within the earlier of three months after the termination of employment or the expiration of the option. In the event that an optionee becomes disabled, such optionee generally may exercise his or her outstanding exercisable options within the earlier of one year after the date of the disability or the expiration of the option.

As of September 30, 2004, there were options to purchase 1,551,963 shares of common stock outstanding under the 1997 stock plan, and 1,847,195 shares of common stock outstanding as a result of previously exercised options.

After the effective date of the 2004 stock incentive plan described below, we will grant no further stock options or other awards under the 1997 stock plan.

First Amended and Restated Non-employee Directors’ and Advisors’ Stock Option Plan

Our non-employee directors’ and advisors’ stock option plan, or the non-employee stock option plan, was approved by our board of directors in March 2000 and was adopted by our stockholders in June 2000. In November 2001, our board of directors approved an amendment to the non-employee stock option plan to allow for quarterly vesting of options. Only non-employee advisors and non-employee directors are eligible to receive options under our non-employee stock option plan. The non-employee stock option plan, as amended, provides for the grant of non-statutory stock options. A maximum of 93,750 shares of common stock are authorized for issuance under the non-employee stock option plan.

In accordance with the terms of the non-employee stock option plan, our board of directors has authorized our compensation committee to administer the non-employee stock option plan.

Under the terms of the non-employee stock option plan, each non-employee director or member of our board of advisors automatically receives an option to purchase 2,500 shares of our common stock upon his or her appointment. Each non-employee director and advisor also automatically receives an annual grant of an option to purchase 625 shares of our common stock. The shares of our common stock issuable upon exercise of options granted under our non-employee stock option plan are subject to certain restrictions on transfer and a right to repurchase by us in certain circumstances.

Unless otherwise stated in the applicable award agreement, the exercise price for the options granted pursuant to the non-employee stock option plan is the fair market value of a share on the date such option is granted. Generally, options granted to directors upon his or her appointment and any annual grants thereafter vest over four years, although the options become exercisable in equal installments every three months from the date of the respective grant for non-employee directors and become exercisable on the first, second, third and fourth anniversaries of the date of the respective grant for non-employee advisors to the board. In the event that an non-employee director or member terminates his or her service with us for reasons other than death, such optionee generally may exercise his or her options that were outstanding and exercisable at the date of termination within the earlier of ninety days after the termination of employment or the expiration of the option.

Upon a merger, consolidation or other reorganization event, our board of directors may make any appropriate adjustments in the aggregate number and kind of shares reserved for issuance under the non-employee stock option plan, and the number of shares and the price per share subject to outstanding options.

As of September 30, 2004, there were options to purchase 9,998 shares of common stock outstanding under the non-employee stock option plan, and 2,500 shares of common stock outstanding as a result of previously exercised options.

After the effective date of the 2004 stock incentive plan described below, we will grant no further stock options or other awards under the non-employee stock option plan.

2004 Stock Incentive Plan

Our 2004 stock incentive plan was approved by our board of directors on November 9, 2004 and we anticipate that the plan will be adopted by our stockholders prior to the completion of this offering. The 2004 stock incentive plan will become effective on the date that the registration statement of which this prospectus forms a part is declared effective. No awards may be granted after the completion of ten years from the earlier of the date on which the 2004 stock incentive plan was adopted by our board of directors or the date on which the 2004 stock incentive plan was approved by our stockholders, but awards previously granted may extend beyond that date. The 2004 stock incentive plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards and other stock-based awards. Upon effectiveness, 1,300,000 shares of common stock will be reserved for issuance under the 2004 stock incentive plan, subject to the anti-dilution provisions. In addition, the 2004 stock incentive plan contains an “evergreen provision” which allows for an annual increase in the number of shares available for issuance under the plan on the first day of each of our fiscal years during the period beginning in fiscal year 2005 and ending on the second day of fiscal year 2013. The annual increase in the number of shares shall be equal to the lowest of:

•	3,000,000 shares;

•	5% of our outstanding shares on the first day of the fiscal year; and

•	an amount determined by our board of directors.

Under this provision, no annual increase shall be made to the extent that the number of shares of common stock available for issuance under the 2004 stock incentive plan and all other employee or director equity incentive plans, would exceed 25% of our outstanding shares on the first day of the applicable fiscal year.

In accordance with the terms of the 2004 stock incentive plan, our board of directors has authorized our compensation committee to administer the 2004 stock incentive plan. In accordance with the provisions of the 2004 stock incentive plan, our compensation committee will select the recipients of awards and determine:

•	the number of shares of common stock covered by options and the dates upon which the options become exercisable;

•	the exercise price of options;

•	the duration of options;

•	the method of payment of the exercise price; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

Subject to the anti-dilution provisions, the maximum number of shares of our common stock that may be granted to any participant is 1,000,000. This maximum individual limit is required to satisfy requirements under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended.

In addition, our board of directors or any committee to which the board of directors delegates authority may, with the consent of the affected plan participants, amend outstanding awards.

Upon a merger or other reorganization event, our board of directors, may, in their sole discretion, take any one or more of the following actions pursuant to our 2004 stock incentive plan, as to some or all outstanding awards:

•	provide that all outstanding awards shall be assumed or substituted by the successor corporation;

•	upon written notice to a participant, provide that the participant’s unexercised options or awards will become exercisable in full and will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•	provide that outstanding awards become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•	in the event of a merger pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to the participants equal to the difference between the merger price times the number of shares of our common stock subject to such outstanding awards (to the extent then exercisable at prices not in excess of the merger price), and the aggregate exercise price of all such outstanding awards, in exchange for the termination of such awards; and

•	provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds.

Certain U.S. Federal Income Tax Consequences

The U.S. federal income tax consequences of issuing and exercising stock options under the 2004 stock incentive plan may be summarized as follows:

Nonqualified Stock Options

The grant of a nonqualified stock option has no immediate federal income tax effect. The participant will not recognize any taxable income and we will not receive a tax deduction. When the participant exercises the option, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares of our common stock on the date of exercise over the exercise price. We are required to withhold tax on the amount of income recognized. We will receive a tax deduction equal to the amount of income recognized. When the participant sells the shares of our common stock obtained from exercising a nonqualified stock option, any gain or loss will be taxed as a capital gain or loss (long-term or short-term, depending on how long the shares have been held). Certain additional rules apply if the exercise price for an option is paid in shares previously owned by the participant.

Incentive Stock Options

When a participant is granted an incentive stock option, or when the participant exercises the incentive stock option, the participant will generally not recognize taxable income (except for purposes of the alternative minimum tax) and we will not receive a tax deduction. If the participant holds the shares of our common stock for at least two years from the date of grant, and one year from the date of exercise, then any gain or loss will be treated as long-term capital gain or loss. If, however, the shares are disposed of during this period, the option will be treated as a nonqualified stock option. We will only receive a tax deduction if the shares are disposed of during this period. The deduction will be equal to the amount of taxable income the participant recognizes.

No grants have been made under the 2004 stock incentive plan. Awards under the 2004 stock incentive plan are generally determined by our compensation committee in its sole discretion, and at this time the benefits and amounts of shares of our common stock that will be received by or allocated to any particular current named executive officer, the current executive officers as a group, the current directors who are not executive officers as a group, and the non-executive employees as a group under the 2004 stock incentive plan are not determinable.

401(k) Plan

We maintain a retirement and deferred savings plan for our employees. The retirement and deferred savings plan is intended to qualify as a tax-qualified plan under Section 401 of the Code. The retirement and deferred savings plan provides that each participant may contribute up to 15% of his or her pre-tax compensation, up to a statutory limit, which for most employees is $13,000 in 2004. Under the plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee. The retirement and deferred savings plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. Our contributions to the retirement and deferred savings plan in 2001, 2002 and 2003 were approximately $40,000, $84,000 and $45,000, respectively.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation that will be in effect upon completion of this offering limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

In addition to the indemnification provided for in our certificate of incorporation, we expect to enter into separate indemnification agreements with each of our directors and executive officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law prior to completion of this offering. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stock Issuances

Issuance of Series E-1 Convertible Preferred Stock

On May 30, 2003, we issued and sold an aggregate of 32,046,146 shares of our series E-1 convertible preferred stock at a price per share of $0.31205 for an aggregate purchase price of $10,000,000. All shares of our series E-1 convertible preferred stock will be automatically converted into 2,002,868 shares of our common stock upon completion of this offering. Of the 32,046,146 shares of series E-1 convertible preferred stock originally issued, an aggregate of 24,963,355.23 shares were sold to the following holders of more than five percent of our voting securities and its affiliates.

Name	Number of Shares of Series E-1 Convertible Preferred Stock	Aggregate Purchase Price
BancBoston Ventures, Inc.	2,064,675.53	$644,282.00
ComVentures IV, L.P.	10,275,104.95	$3,206,346.50
ComVentures IV, CEO Fund, L.P.	795,584.04	$248,262.00
ComVentures IV Entrepreneurs’ L.P.	145,462.27	$45,391.50
EnerTech Capital Partners II, L.P.	6,582,839.29	$2,054,175.00
ECP II Interfund L.P.	251,107.19	$78,358.00
Bayview 99 I, L.P.	22,432.30	$7,000.00
Bayview 99 II, L.P.	19,227.69	$6,000.00
JP Morgan Partners (23A SBIC), L.P.	4,806,921.97	$1,500,000.00

Issuances of Restricted Common Stock

In May 2002, we issued an aggregate of 463,791 shares of our restricted common stock at a price per share of $0.16 to J. Curt Hockemeier, our president and chief executive officer.

In June 2003, we issued an aggregate of 104,016 shares of our restricted common stock at a price per share of $1.82. Of the 104,016 shares of restricted common stock, 93,750 were issued to J. Curt Hockemeier, our president and chief executive officer and 10,266 were issued to Chi K. Eng, our general counsel.

In February 2004, we issued an aggregate of 31,250 shares of restricted stock at a price per share of $8.32. Of the 31,250 shares of restricted common stock, 15,625 were issued to Deborah D. Rieman and 15,625 were issued to Michael J. Ruane, each a member of our board of directors.

Certain Relationships

Consulting Agreement with Alex Mashinsky

On November 8, 2003, we entered into a consulting agreement with Alex Mashinsky, our founder and former vice chairman of our board of directors, pursuant to which Mr. Mashinsky provides consulting services as reasonably requested by us from time to time. The term of the consulting agreement will continue until the earlier of Mr. Mashinsky’s death or on the date that Mr. Mashinsky or our chief executive officer notifies the other of the termination of his services. Under the terms of the consulting agreement, we compensate Mr. Mashinsky at a rate of $6,666.67 per month for services that he provides to us.

Mr. Mashinsky’s consulting agreement also contains nondisclosure, assignment of intellectual property, noncompetition and nonsolicitation terms. The nondisclosure provisions provide for protection of our confidential information. During the term of the consulting agreement, Mr. Mashinsky is obligated to transfer to us his ownership rights to any intellectual property that he develops under the consulting agreement. The noncompetition and nonsolicitation provisions of Mr. Mashinsky’s agreement prevent Mr. Mashinsky from competing with us or soliciting our employees and customers for a period of one year following the termination of his engagement. In connection with the terms of a settlement agreement dated July 9, 2004 which relates to the repayment of certain loans made by us to Mr. Mashinsky, the consulting agreement will terminate upon completion of this offering.

Agreement with Anthony L. Craig

On February 6, 2003, we entered into an agreement with Anthony L. Craig, the chairman of our board of directors, pursuant to which Mr. Craig performs certain business consulting services relating to his role as the chairman of our board of directors for us. The term of the agreement will continue until the earliest of Mr. Craig’s death, on the date that Mr. Craig notifies us that he wishes to terminate his services or on the date that our board of directors notifies Mr. Craig that his services are no longer required. Under the terms of the consulting agreement, we compensate Mr. Craig at a rate of $6,250 per month for services that he provides to us.

The agreement also contains nondisclosure, assignment of intellectual property, noncompetition and nonsolicitation terms. The nondisclosure provisions provide for protection of our confidential information. During the term of the consulting agreement, Mr. Craig is obligated to transfer to us his ownership rights to any intellectual property that he develops under the consulting agreement. The noncompetition and nonsolicitation provisions of Mr. Craig’s agreement prevent Mr. Craig from competing with us or soliciting our employees and customers for a period of one year following the termination of his engagement.

Loans to Executive Officers and Directors

J. Curt Hockemeier.    On May 17, 2002, we loaned Mr. Hockemeier $74,206.61 under a promissory note in connection with his exercise of options to purchase shares of common stock granted to Mr. Hockemeier, under two stock option agreements dated August 3, 2001. The promissory note bore interest at a rate of 4.75% per annum. The note was secured by shares of our capital stock held by Mr. Hockemeier pursuant to the terms of a pledge agreement. The promissory note was due on the earlier of four years from the date of the execution of the note, six months after an initial public offering or other change in control event, whichever occurred earlier, or the day after a change in control event where the consideration consists of cash or equity. During 2003, we forgave $22,076.00 of the outstanding principal and interest of the promissory note. This loan has been repaid in full pursuant to the terms of a settlement and release agreement between Mr. Hockemeier and us dated July 8, 2004. The settlement and release agreement provided that Mr. Hockemeier repay his outstanding loan in full by surrendering to us an aggregate of 2,013 shares of our common stock that were pledged to us in connection with the loan. The number of shares was determined by dividing the aggregate amount of outstanding principal and interest due to us under the promissory note of $37,354.39 by $18.56, the last exercise price of options granted by us in June 2004 to our employees. The 2,013 shares surrendered to us by Mr. Hockemeier are held by us in escrow and the number of shares surrendered is subject to adjustment pursuant to our agreement with Mr. Hockemeier. If we complete this offering prior to April 15, 2005 at a price per share of our common stock greater than $18.56, we will return to Mr. Hockemeier that number of shares calculated by subtracting from the 2,013 shares surrendered and held in escrow an amount equal to a fraction, the numerator of which shall equal the aggregate loan amount of $37,354.39 and the denominator of which shall equal the per share price of our common stock sold in this offering. In the event we sell shares in this offering at a price per share less than $18.56, there will be no adjustment and we will retain and cancel all of the shares surrendered by Mr. Hockemeier. In the event that we do not complete this offering by April 15, 2005, Mr. Hockemeier shall request the return of his surrendered shares, and we will return all surrendered shares and he will repay the aggregate loan amount in cash on or before April 20, 2005. If Mr. Hockemeier fails to make the request and repay the loan by April 20, 2005, we will retain all of the surrendered shares.

Anthony L. Craig.    On February 28, 2000, we loaned Mr. Craig $291,361.11 and $72,840.34 under two separate promissory notes in connection with his purchase of our common stock. These promissory notes bore interest at a rate of 8% per annum. The promissory notes were amended on February 6, 2003 extending the maturity date on the notes to March 31, 2004. Pursuant to this amendment, Mr. Craig was required to repay $180,000 no later than February 8, 2003, which was to be applied against the accrued interest on the promissory notes, with any remaining amount to be applied toward the principal. These loans were secured by shares of our capital stock held by Mr. Craig. These loans have been repaid in full.

On March 6, 2001, we provided a loan to Mr. Craig in the aggregate principal amount of $750,000 evidenced by a promissory note. This promissory note bore interest at a rate of 6.5% per annum. The amount outstanding under the promissory note was due on the earlier of March 6, 2006, six months after an initial public offering or other change in control event, whichever occurs earlier, the day after a change in control in which the consideration consists of cash or equity or upon our request if we can show that our then-available cash and cash equivalents are less than three times our monthly burn rate. This loan was secured by shares of our capital stock held by Mr. Craig. The promissory note was amended on February 6, 2003 to, among other things, grant us a security interest in additional shares of our capital stock held by Mr. Craig. This loan has been repaid in full pursuant to the terms of a settlement and release agreement between Mr. Craig and us dated July 30, 2004. The settlement and release agreement provided that Mr. Craig repay his outstanding loan in full by surrendering to us an aggregate of 47,671 shares of our common stock that were pledged to us in connection with the loan. The number of shares was determined by dividing the aggregate amount of outstanding principal and interest due to us under the promissory note of $884,767.12 by $18.56, the last exercise price of options granted by us in June 2004 to our employees. The 47,671 shares surrendered to us by Mr. Craig are held by us in escrow and the number of shares surrendered is subject to adjustment pursuant to our agreement with Mr. Craig. If we complete this offering prior to April 15, 2005 at a price per share of our common stock greater than $18.56, we will return to Mr. Craig that number of shares calculated by subtracting from the 47,671 shares surrendered and held in escrow an amount equal to a fraction, the numerator of which shall equal the aggregate loan amount of $884,767.12 and the denominator of which shall equal the per share price of our common stock sold in this offering. In the event we sell shares in this offering at a price per share less than $18.56, there will be no adjustment and we will retain and cancel all of the shares surrendered by Mr. Craig. In the event that we do not complete this offering by April 15, 2005 and Mr. Craig requests the return of his surrendered shares, we will return all surrendered shares and he will repay the aggregate loan amount in cash on or before April 20, 2005. If Mr. Craig fails to make the request and repay the loan by April 20, 2005, we will retain all of the surrendered shares.

Alex Mashinsky.    On January 2, 2000 and April 30, 2000, we loaned Mr. Mashinsky $236,475.61 and $38,155.00 under two separate promissory notes in connection with the exercise of options by Mr. Mashinsky to purchase shares of our common stock. These promissory notes bore interest at a rate of 8% per annum. Pursuant to the terms of an amendment dated November 8, 2003, the maturity dates under these promissory notes were extended to March 6, 2005. These loans were repaid in full pursuant to the terms of a settlement agreement between Mr. Mashinsky and us dated July 9, 2004.

The settlement agreement provided that Mr. Mashinsky repay his outstanding loans in full by surrendering to us an aggregate of 18,989 shares of our common stock that were pledged to us in connection with the loan. The number of shares was determined by dividing the aggregate amount of outstanding principal and interest due to us under the promissory note of $352,427.86 by $18.56, the last exercise price of options granted by us in June 2004 to our employees. The 18,989 shares surrendered to us by Mr. Mashinsky are held by us in escrow and the number of shares surrendered is subject to adjustment pursuant to our agreement with Mr. Mashinsky. If we complete this offering prior to April 15, 2005 at a price per share of our common stock greater than $18.56, we will return to Mr. Mashinsky that number of shares calculated by subtracting from the 18,989 shares surrendered and held in escrow an amount equal to the aggregate loan amount of $352,427.86 divided by the per share price of our common stock sold in this offering. In the event we sell shares in this offering at a price per share less than $18.56, there will be no adjustment and we will retain and cancel all of the shares surrendered by Mr. Mashinsky. In the event that we do not complete this offering by April 15, 2005, Mr. Mashinsky shall request the return of his surrendered shares, and we will return all surrendered shares and he will repay the aggregate loan amount in cash on or before April 20, 2005. If Mr. Mashinsky fails to make the request and repay the loan by April 20, 2005, we will retain all of the surrendered shares.

We believe that all of these transactions were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Director Compensation

Please see “Management—Director Compensation” for a discussion of options granted to our non-employee directors.

Executive Compensation and Employment Arrangements

Please see “Management—Executive Compensation” and “Management—Option Grants in Last Fiscal Year” for additional information on compensation of our executive officers. Information regarding employment arrangements with several of our executive officers is set forth under “Management—Employment Arrangements.”

Registration Rights

Upon completion of this offering, the holders of 15,750,999 shares of our common stock issuable upon the automatic conversion of shares of our preferred stock upon completion of this offering, including warrants exercisable to purchase 241,383 shares of common stock (including shares of common stock issuable upon the automatic conversion of shares of our preferred stock upon completion of this offering), are entitled to register their shares under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and these holders and pursuant to the terms of the warrants issued by us. These holders include the following directors, officers and holders of more than five percent of our voting securities and their affiliates:

Name of Holder	Number of Registrable Shares
Communications Ventures III, L.P., ComVentures IV, L.P. and related entities	5,459,230
J.P. Morgan and related entities	2,110,826
EnerTech Capital Partners and related entities	2,410,701
BancBoston Ventures and related entities	1,021,667

Total:	11,002,424

The holders of these registration rights are not entitled to exercise these rights in connection with this offering.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of October 31, 2004, by:

•	each of our directors;

•	each of our named executive officers;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders, which consist of the entities and individuals shown as having “Number of Shares Being Offered.”

The column entitled “Percentage of Shares Beneficially Owned—Before this Offering” is based on 19,960,810 shares of common stock outstanding as of October 31, 2004, assuming conversion of all outstanding shares of convertible preferred stock, but assuming no exercise of outstanding warrants or options other than warrants to be exercised by certain selling stockholders. The column entitled “Percentage of Shares Beneficially Owned—After this Offering” is based on 23,960,810 shares of common stock to be outstanding after this offering, including the 4,000,000 shares that we are selling in this offering, but not including any shares issuable upon exercise of warrants or options other than warrants to be exercised by certain selling stockholders.

For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of October 31, 2004 to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the street address of the beneficial owner is c/o Arbinet-thexchange, Inc., 120 Albany Street, Tower II, Suite 450, New Brunswick, New Jersey 08901.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned Before this Offering		Number of Shares Being Offered	Number of Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned
					Before this Offering	After this Offering
Holders of more than 5% of our voting securities
Communications Ventures III, L.P., ComVentures IV, L.P. and related entities	5,459,230	(1)	—	5,459,230	27.3	22.8
305 Lytton Avenue
Palo Alto, California 94301
J.P. Morgan and related entities	2,772,831	(2)	662,005	2,110,826	13.9	8.8
1221 Avenue of the Americas
39th Floor
New York, New York 10020-1080
EnerTech Capital Partners and related entities	2,410,701	(3)	—	2,410,701	12.1	10.1
435 Devon Park Drive
700 Building
Wayne, Pennsylvania 19087
BancBoston Ventures and related entities	1,246,544	(4)	224,877	1,021,667	6.2	4.3
175 Federal Street
10th Floor
Boston, Massachusetts 02110

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned Before this Offering		Number of Shares Being Offered	Number of Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned
					Before this Offering	After this Offering
Directors and named executive officers
J. Curt Hockemeier	752,354	(5)	—	752,354	3.7	3.1
John J. Roberts	—		—	—	—	—
Peter P. Sach	138,116	(6)	—	138,116	*	*
Chi K. Eng	35,510	(7)	—	35,510	*	*
Anthony L. Craig	621,161	(8)	16,903	604,258	3.1	2.5
Roland A. Van der Meer	5,459,230	(1)	—	5,459,230	27.3	22.8
William G. Kingsley	2,410,701	(3)	—	2,410,701	12.1	10.1
Michael L. DeRosa	2,410,701	(3)	—	2,410,701	12.1	10.1
Mathew J. Lori	2,772,831	(2)	662,005	2,110,826	13.9	8.8
Deborah D. Rieman	62,951	(9)	—	62,951	*	*
Michael J. Ruane	15,625	(10)	—	15,625	*	*
All directors and executive officers as a group (11 persons)	12,268,479	(11)	678,908	11,589,571	60.0	47.4
Other Selling Stockholders
Earl Abramson	50,071		9,015	41,056	*	*
Advanced Equities and related entities	881,515	(12)	177,744	682,967	4.4	2.9
Kristin Allardyce	359		34	325	*	*
ATEL Ventures, Inc.	23,033	(13)	15,366	—	*	*
Robert Barbiere	35,338		6,761	28,577	*	*
Lucrezia B. Bellanti	557		40	517	*	*
Guillermo Bodnar	21,281		1,262	20,019	*	*
Breakaway Capital I LLC	24,153		17,419	6,734	*	*
Olivia Buzon	1,182		853	329	*	*
Brett Cassel	1,316		949	367	*	*
Charitable Remainder Unitrust F/B/O Beverly H. Marmon DeAngelo	5,749		4,146	1,603	*	*
Charitable Remainder Unitrust F/B/O Herman S. Marmon	5,894		4,251	1,643	*	*
Charitable Remainder Unitrust F/B/O Larry Arthur Simms	3,832		2,764	1,068	*	*
Charitable Remainder Unitrust F/B/O Maxine Youngelman	1,916		1,382	534	*	*
Charitable Remainder Unitrust F/B/O Vicki I. Marmon-Youngelman	3,832		2,764	1,068	*	*
Ashleigh Councill	1,494		323	1,171	*	*
Katherine Cunningham	492		225	267	*	*

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned Before this Offering		Number of Shares Being Offered	Number of Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned
					Before this Offering	After this Offering
Norbert A. D'Costa	5,468		631	4,837	*	*
Frank B.A. de Bloois	781		376	405	*	*
Dear Family Limited Partnership	31,823		22,950	8,873	*	*
Kelly Decker	5,791		1,578	4,213	*	*
Jennifer Demboski	3,493		1,260	2,233	*	*
Gregory E. Doig	981		354	627	*	*
Ryan Douglas	1,359		980	379	*	*
Elsa D. Prince Living Trust	70,099		7,583	62,516	*	*
Andrew C. Freeman	50,071		18,055	32,016	*	*
Tehila Frenkel-Lazar	830		479	351	*	*
Gatehouse Investors, LLC	11,523		8,311	3,212	*	*
Gerad Finance Corporation	100,143		36,111	64,032	*	*
Globe LinQ International Fund I, LLC (Entrepia)	200,286		57,778	142,508	1.0	*
Paul Goldenberg	2,601		451	2,150	*	*
Carl C. Greer	100,143		72,222	27,921	*	*
Alan Griffin	335		242	93	*	*
Scott Haas	2,236		789	1,447	*	*
Norris M. Hall	14,190		5,117	9,073	*	*
Robert Haveman	120,171		13,000	107,171	*	*
Anthony Howell	2,895		451	2,444	*	*
ICG Holdings, Inc.	458,758		169,479	289,279	2.3	1.2
Shridar Iyengar	17,622		4,194	13,428	*	*
Jo-Bar Enterprises, LLC	70,099		9,015	61,084	*	*
John F. Slevin Trust	68,938		49,718	19,220	*	*
Valery Jurkovic	971		180	791	*	*
David H. Katz	11,753		8,476	3,277	*	*
Elise E. Katz	3,750		2,704	1,046	*	*
Roger Kim	16,406		11,832	4,574	*	*
Brian Lane	1,182		853	329	*	*
Benjamin Linstead	50,071		36,112	13,959	*	*
Keith Mandelbaum	1,750		631	1,119	*	*
John A. Martell	100,143		7,222	92,921	*	*
Mary McLeod 1998 Trust	100,143		72,222	27,921	*	*
Benjamin Millard	843		90	753	*	*
Morgan Stanley DW Inc. C/F J. Allen Dougherty, IRA Rollover	1,779		901	878	*	*
Bernard V. Morrison	4,007		492	3,515	*	*
Mick Nenezic	7,679		3,961	3,718	*	*
Mijat Nenezic	13,471		9,715	3,756	*	*
Sojitz Corporation of America	200,286		72,222	128,064	1.0	*
Sojitz Corporation	200,286		144,444	55,842	1.0	*
NorthPort III Private Equity LLC	50,071		36,111	13,960	*	*
Kazuo Ono	383		277	106	*	*
ORIX Merchant Banking LLC	93,750	(14)	67,611	26,139	*	*
ORIX USA Corporation	203,125	(15)	146,491	56,634	1.0	*

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned Before this Offering		Number of Shares Being Offered	Number of Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned
					Before this Offering	After this Offering
Marc H. Ostrofsky	7,500		2,704	4,796	*	*
Pentech Financial Services, Inc.	21,631		14,431	6,031	*	*
Peterson Family Limited Partnership	500		361	139	*	*
Sheila Peterson	8,837		6,373	2,464	*	*
Marilyn Picot	312		225	87	*	*
Christopher J. Reid	250		180	70	*	*
Richard A. Forsythe Revocable Trust dtd 1/22/85	70,099		50,555	19,544	*	*
Hanne Ripsaluoma	1,152		451	701	*	*
Robert A. Marmon & Toby A. Marmon JT-TEN	42,545		30,684	11,861	*	*
Eduardo P. Rodriguez	6,097		1,814	4,283	*	*
Vincent P. Ruvolo	1,840		1,127	713	*	*
Elionora L. Scheiner	13,656		6,250	7,406	*	*
Daniel I. Schwartz	30,822		22,229	8,593	*	*
Arvinder Sharma	1,312		947	365	*	*
John Shoffner	100,143		72,222	27,921	*	*
Silicon Valley Bank	93,750	(16)	13,522	80,228	*	*
John F. Slevin Jr.	70,099		15,776	54,323	*	*
Robert Sorrentino	437		316	121	*	*
Stolzner Mercantile LLC	175,250		18,030	157,220	*	*
Subodh and Tracy Nayar	5,195		3,747	1,448	*	*
David Sumka	16,604		2,254	14,350	*	*
Stephen B. Sweet	6,585		4,750	1,835	*	*
The Onstott Group LLC	492		355	137	*	*
Jacob Tirosh	875		316	559	*	*
Toby A. Marmon, Trustee under Trust Agreement F/B/O Annette Powell	1916		1,382	534	*	*
Toby A. Marmon, Trustee under Trust Agreement F/B/O David Roy Youngelman	5,749		4,146	1,603	*	*
Toby A. Marmon, Trustee under Trust Agreement F/B/O James Owens	1,916		1,382	534	*	*
Toby A. Marmon, Trustee under Trust Agreement F/B/O JoAnna Marmon	7,045		5,081	1,964	*	*
Manuel F. Valencia	250		225	25	*	*
John M. Washington	625		451	174	*	*
Kamaldip Zaleski	515		342	173	*	*
Robert Zitofsky	312		23	289	*	*

*	Represents beneficial ownership of less than one percent of common stock.
(1)

Consists of (a) 1,000,223 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering held by Communications Ventures III, L.P., (b) 49,999 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering held by Communications Ventures III CEO & Entrepreneurs’ Fund L.P., (c) 4,032,332 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering held by ComVentures IV, L.P., (d) 312,216 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering owned by ComVentures IV CEO Fund, L.P., (e) 57,083 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering owned by Comventures IV Entrepreneurs’ Fund, L.P, (f) 7,026 shares of common stock issuable upon exercise of a warrant issued to Communications Ventures III, L.P., and (g) 351 shares of common stock issuable upon exercise of a warrant issued to Communications Ventures III CEO & Entrepreneurs’ Fund L.P. The number of shares excludes (a) 1,592,546 shares of our Series B preferred stock held by Communications Ventures III, L.P. and (b) 79,612 shares of our series B preferred stock held by

Communications Ventures III CEO & Entrepreneurs’ Fund, L.P. All such shares of series B preferred stock shall be redeemed upon completion of this offering. The number of shares also excludes any shares of our common stock that Communication Ventures may purchase in connection with this offering upon redemption by us of their shares of series B preferred stock. ComVen III, L.L.C. is the general partner of Communications Ventures III, L.P. and Communications Ventures III CEO & Entrepreneurs’ Fund. Roland Van der Meer, Clifford Higgerson, Michael Rolnick and Laura Gwosden are the members of ComVen III, L.L.C. and exercise shared voting, investment, and dispositive rights with respect to the shares of stock held by Communications Ventures III, L.P. and Communications Ventures III CEO & Entrepreneurs’ Fund, L.P. Each of Roland Van der Meer, Clifford Higgerson, Michael Rolnick and Laura Gwosden disclaims beneficial ownership of the shares identified in this footnote except to the extent of his or her respective proportionate pecuniary interest in such shares. ComVen IV, L.L.C. is the general partner of ComVentures IV, L.P., ComVentures IV CEO Fund, L.P. and ComVentures IV Entrepreneurs’ Fund, L.P. Roland Van der Meer, Clifford Higgerson, Michael Rolnick and Laura Gwosden are the members of ComVen IV, L.L.C. and exercise shared voting, investment, and dispositive rights with respect to the shares of stock held by ComVentures IV, L.P., ComVentures IV CEO Fund, L.P. and ComVentures IV Entrepreneurs’ Fund, L.P. Each of Roland Van der Meer, Clifford Higgerson, Michael Rolnick and Laura Gwosden disclaims beneficial ownership of the shares identified in this footnote except to the extent of his or her respective proportionate pecuniary interest in such shares.

(2)	Consists of (a) 2,017,220 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering held by J.P. Morgan Partners (23A SBIC), L.P., (b) 602,006 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering held by JP Morgan Partners SBIC, LLC, and (c) 153,605 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering held by Sixty Wall Street SBIC Fund, L.P. J.P. Morgan SBIC LLC, or JPM-SBIC, Sixty Wall Street SBIC Fund, L.P., or 60WS-SBIC, and J.P. Morgan Partners (23A SBIC), L.P., or JPMP-23A SBIC, are affiliates of J.P. Morgan Chase & Co., or J.P. Morgan. Mr. Mathew J. Lori is a Principal of J.P. Morgan Partners, LLC and a limited partner of JPMP Master Fund Manager, L.P., each an affiliate of J.P. Morgan and as such may be deemed to beneficially own the shares held by such entities although he disclaims beneficial ownership of all such shares, except to the extent of his proportionate interests in such shares. The following shows the chain of ownership to J.P. Morgan: (a) J.P. Morgan Securities Inc.—a wholly-owned subsidiary of J.P. Morgan Securities Holdings Inc., a wholly-owned subsidiary of J.P. Morgan; (b) J.P. Morgan Invest, LLC—a wholly-owned subsidiary of J.P. Morgan Invest Inc., a wholly-owned subsidiary of J.P. Morgan; (c) Chase Investment Services Corp.—direct subsidiary of J.P. Morgan; and (d) J.P. Morgan Institutional Investors Inc.—a subsidiary of J.P. Morgan Securities Holdings, Inc., a wholly-owned subsidiary of J.P. Morgan. The number of shares excludes 2,343,930 shares of our series B preferred stock held by J.P. Morgan SBIC, LLC, which shares shall be redeemed upon completion of this offering. J.P. Morgan Partners (23A SBIC) L.P. will be selling 625,899 shares in this offering and Sixty Wall Street SBIC Fund, L.P. will be selling 36,106 shares in this offering.
(3)	Consists of (a) 2,322,124 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering held by EnerTech Capital Partners II, L.P. (“ECP II”) and (b) 88,577 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering held by ECP II Interfund L.P. (“Interfund II”). ECP II Management L.P. (“Management II LP”), the general partner of ECP II, ECP II Management LLC (“Management II LLC”), the general partner of Management II LP and Interfund II, and William G. Kingsley, Scott B. Ungerer, David F. Lincoln, Bonfield Fund Management, L.P., Robert E. Keith, Jr., and Mark J. DeNino, the members of the board of managers of Management II LCC, share voting and investment control over the shares in this footnote held by ECP II and Interfund II, and such entities and persons, together with Michael DeRosa, may be deemed to beneficially own the shares held by ECP II and Interfund II, but disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.
(4)

Consists of (a) 1,220,894 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering held by BancBoston Ventures, Inc., (b) 13,885 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering held by Bayview 99 I, L.P., and (c) 11,765 shares of common stock issuable upon the automatic conversion of preferred stock upon completion of this offering held by Bayview 99 II, L.P. The number of shares excludes 1,967,265 shares of our series B-1 preferred stock held by BancBoston Ventures, Inc., which shares shall be redeemed upon completion of this offering. BancBoston Ventures, Inc. will be selling an aggregate of 220,252 shares in this offering, Bayview 99 I, L.P. will be selling an aggregate of 2,504 shares in this offering and Bayview 99 II, L.P. will be selling an aggregate of 2,121 in this offering.

(5)	Includes (a) 196,826 shares which Mr. Hockemeier has the right to acquire within 60 days after October 31, 2004 (b) 93,750 shares of restricted common stock, 70,312 of which remain subject to a repurchase right by us pursuant to a restricted stock agreement between us and Mr. Hockemeier, (c) 21,875 shares of common stock held by the William I. Hockemeier Irrevocable Trust, (d) 21,875 shares of common stock held by the Beverly G. Hockemeier Irrevocable Trust, and (e) 21,875 shares of common stock held by the Abby S. Hockemeier Irrevocable Trust.
(6)	Includes 138,116 shares which Mr. Sach has the right to acquire within 60 days after October 31, 2004.
(7)	Includes (a) 25,245 shares which Mr. Eng has the right to acquire within 60 days after October 31, 2004 and (b) 10,265 shares of restricted common stock, 7,698 of which remain subject to a repurchase right by us pursuant to a restricted stock agreement between us and Mr. Eng.
(8)	Includes (a) 16,721 shares of common stock held in the name of Mr. Craig’s spouse, and (b) 104,128 shares which Mr. Craig has the right to acquire within 60 days after October 31, 2004.
(9)	Consists of (a) 24,878 shares of common stock held by the Peter Rieman and Deborah Rieman Living Trust Agreement, (b) 22,448 shares of common stock issuable upon the automatic conversion of preferred stock upon consummation of this offering held by the Peter Rieman and Deborah Rieman Living Trust Agreement, and (c) 15,625 shares of restricted common stock, all of which remain subject to a repurchase right by us pursuant to a restricted stock agreement between us and Dr. Rieman.
(10)	Consists of 15,625 shares of restricted common stock, all of which remain subject to a repurchase right by us pursuant to a restricted stock agreement between us and Mr. Ruane.
(11)	See footnotes 1-3 and 5-10 above.
(12)	Consists of (a) 139,110 shares of common stock issuable upon the automatic conversion of preferred stock upon consummation of this offering held by Advanced Equities Investments V, LLC, (b) 489,705 shares of common stock issuable upon the automatic conversion of preferred stock upon consummation of this offering held by Advanced Equities V, LLC, (c) 140,200 shares of common stock issuable upon the conversion of preferred stock upon consummation of this offering held by Innovative Technology Partners I, (d) 50,000 shares of common stock issuable upon exercise of a warrant to purchase shares of Series E preferred stock issued to Advanced Equities, Inc., (e) 31,250 shares of common stock issuable upon exercise of a warrant to purchase shares of Series E preferred stock held by Dwight Badger, and (f) 31,250 shares of common stock issuable upon exercise of a warrant to purchase shares of Series E preferred stock held by Danforth LLC. Dwight Badger and Keith Daubenspeck have voting and dispositive control over the shares held by Advanced Equities Investments V, LLC, Advanced Equities V, LLC and Innovative Technology Partners, each of which disclaim beneficial ownership of such shares, except to the extent of his proportionate pecuniary interest in such shares. Keith Daubenspeck has voting and dispositive control over the shares held by Danforth LLC. Advanced Equities Investments V, LLC will be selling an aggregate of 30,097 shares in this offering, Advanced Equities V, LLC will be selling an aggregate of 105,951 shares in this offering, Danforth LLC will be selling an aggregate of 20,848 shares in this offering in full exercise of its warrant pursuant to a net exercise provision and Dwight O. Badger will be selling an aggregate of 20,848 shares in this offering in full exercise of his warrant pursuant to a net exercise provision.
(13)	Consists of 23,033 shares of common stock issuable upon exercise of a warrant to purchase shares of our Series E-1 preferred stock. ATEL Ventures, Inc. will exercise its warrant in full prior to completion of this offering pursuant to a net exercise provision.
(14)	Consists of (a) 46,875 shares of common stock issuable upon exercise of a warrant to purchase shares of our common stock, and (b) 46,875 shares of common stock issuable upon exercise of a warrant to purchase shares of our Series E preferred stock. ORIX Merchant Banking LLC will exercise a portion of its warrants prior to completion of this offering.
(15)	Consists of 203,125 share of common stock issuable upon exercise of a warrant to purchase shares of our Series E preferred stock. ORIX USA Corporation will exercise a portion of its warrant prior to completion of this offering.
(16)	Consists of 93,750 shares of common stock issuable upon exercise of a warrant to purchase shares of our common stock. Silicon Valley Bank will exercise a portion of its warrant prior to completion of this offering.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and by-laws are summaries and are qualified by reference to the certificate of incorporation and the by-laws that will be in effect upon the completion of this offering. Copies of these documents have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering.

Upon the completion of this offering, our authorized capital stock will consist of 60,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which preferred stock will remain undesignated.

As of September 30, 2004, we had issued and outstanding:

•	2,660,071 shares of common stock, held by 144 stockholders of record;

•	5,124,985 shares of Series A-1 convertible preferred stock, held by six stockholders of record;

•	9,910,016 shares of Series B cumulative redeemable senior preferred stock, held by 15 stockholders of record;

•	2,070,545 shares of Series B-1 cumulative redeemable senior preferred stock, held by ten stockholders of record;

•	9,910,017 shares of Series C cumulative convertible senior preferred stock, held by 15 stockholders of record;

•	2,070,545 shares of Series C-1 cumulative convertible senior preferred stock, held by ten stockholders of record;

•	1,196,264 shares of Series D convertible preferred stock, held by 18 stockholders of record;

•	57,234,620 shares of Series D-1 convertible preferred stock, held by 18 stockholders of record;

•	117,295,611 shares of Series E convertible preferred stock, held by 42 stockholders of record; and

•	32,046,146 shares of Series E-1 convertible preferred stock, held by 32 stockholders of record.

As of September 30, 2004, there were (i) warrants outstanding to purchase an aggregate of 22,131 shares of our common stock at a per share exercise price of $0.40; (ii) warrants outstanding to purchase an aggregate of 6,250 shares of our common stock at a per share exercise price of $8.00; (iii) warrants outstanding to purchase an aggregate of 140,625 shares of our common stock at a per share exercise price of $0.16; (iv) warrants outstanding to purchase an aggregate of 6,146,098 shares of our series E preferred stock at a per share exercise price of $0.31205, and (v) warrants outstanding to purchase an aggregate of 368,531 shares of our series E-1 preferred stock at a per share exercise price of $0.31205.

As of September 30, 2004, options to purchase an aggregate of 1,561,961 shares of our common stock at a weighted average exercise price of $1.12 per share were outstanding under our stock option plans.

Upon the completion of this offering, all of the outstanding shares of our preferred stock other than shares of our series B cumulative redeemable senior preferred stock and series B-1 cumulative redeemable senior preferred stock will automatically convert into a total of 16,991,134 shares of our common stock. Furthermore, upon completion of this offering, we intend to use a portion of the net proceeds to redeem all outstanding shares of our series B cumulative redeemable senior preferred stock and series B-1 cumulative redeemable senior preferred stock for an aggregate of approximately $15.2 million. As of September 30, 2004, warrants to purchase shares of our capital stock which shall be exercisable for an aggregate of 576,170 shares of our common stock upon completion of this offering with a weighted average exercise price of $3.68 per share were outstanding. We anticipate that warrants to purchase an aggregate of 334,788 shares of common stock will be exercised by certain selling stockholders prior to completion of this offering. The selling stockholders will net an aggregate of 299,117 shares of common stock assuming an initial public offering price of $15 per share. The other warrants will remain outstanding upon completion of this offering.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine the rights and preferences of such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon completion of this offering, there will be no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Warrants

As of September 30, 2004, warrants to purchase shares of our capital stock which shall be exercisable for an aggregate of 576,170 shares of our common stock upon completion of this offering with a weighted average exercise price of $3.68 per share were outstanding. We anticipate that warrants to purchase an aggregate of 334,788 shares of common stock will be exercised by certain selling stockholders prior to completion of this offering. The selling stockholders will net an aggregate of 299,117 shares of common stock assuming an initial public offering price of $15 per share. The other warrants will remain outstanding upon completion of this offering.

These warrants expire on various dates between 2004 and 2013. Each of these warrants includes a cashless exercise feature, and the holders are entitled to adjustments to the number of shares of common stock issuable upon exercise of the warrants in the event of subdivision or combination of our common stock or the payment of a stock dividend on our common stock.

Options

As of September 30, 2004, options to purchase 1,561,961 shares of common stock at a weighted average exercise price of $1.12 per share were outstanding. These options will remain outstanding upon completion of this offering.

Anti-takeover Provisions

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us, and the interested stockholder and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Our certificate of incorporation and our by-laws divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and our by-laws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% or more of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and by-laws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Our certificate of incorporation and our by-laws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our by-laws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors. In addition, our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our by-laws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 75% of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes which all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described in the prior two paragraphs.

Registration Rights

Upon the completion of this offering, holders of an aggregate of approximately 15,750,999 shares of our common stock, including warrants exercisable to purchase 241,383 shares of common stock, will have the right to require us to register these shares under the Securities Act under specific circumstances.

Demand registration rights

At any time after the earlier of (i) May 30, 2006 or (ii)(A) in the case of stockholders who currently own shares of our series A-1 preferred stock, series C preferred stock and series C-1 preferred stock, one year after this offering, subject to specified limitations, these stockholders may require that we register, on not more than one occasion in the case of the common stock issuable upon conversion of the series A-1 convertible preferred stock or two occasions in the case of the common stock issuable upon conversion of the series C and series C-1 preferred stock, all or part of such securities for sale under the Securities Act; or (B) in the case of stockholders who currently own shares of our series D preferred stock, series D-1 preferred stock, series E preferred stock and series E-1 preferred stock, six months after this offering, subject to specified limitations, these stockholders may require that we register, on not more than two occasions, all or part of these such securities for sale under the Securities Act. Once we are qualified to use Form S-3, holders of these shares may make demands for registrations on Form S-3 on up to two occasions during any 12-month period.

Incidental registration rights

If we register any of our common stock, either for our own account or for the account of other security holders, subject to certain exceptions, the stockholders referred to above are entitled to notice of the registration and to include their shares of common stock in the registration.

Limitations and expenses

With specified exceptions, a holder’s right to include shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering. We will pay all fees, costs and expenses of any demand or incidental registrations, and the holders of the securities being registered will pay all selling expenses.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is the Registrar and Transfer Company.

Nasdaq National Market

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “ARBX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of options and warrants, in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Upon completion of this offering, we will have outstanding 23,960,810 shares of common stock, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 16,991,134 shares of common stock.

Of the shares to be outstanding after completion of this offering, the 6,535,405 shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares are “restricted securities” under Rule 144. Substantially all of these restricted securities will be subject to the 180-day lock-up period described below.

After the 180-day lock-up period, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act. These restricted shares will generally be eligible for sale in the public market as follows:

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Upon completion of the 180-day lock-up period, substantially all of our outstanding restricted securities will be eligible for sale under Rule 144.

Rule 144(k)

Subject to the lock-up agreements described below, shares of our common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or trading volume, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Upon expiration of the 180-day lock-up period, unless held by our affiliates or sold by our selling stockholders in this offering, the following shares are (unless otherwise noted) immediately eligible for sale under Rule 144(k):

•	900,660 shares of common stock underlying our Series A-1 convertible preferred stock;

•	2,322,014 shares of common stock underlying our Series C convertible preferred stock;

•	485,147 shares of common stock underlying our Series C-1 convertible preferred stock;

•	372,333 shares of common stock underlying our Series D convertible preferred stock;

•	3,577,156 shares of common stock underlying our Series D-1 convertible preferred stock;

•	7,330,956 shares of common stock underlying our Series E convertible preferred stock;

•	2,002,868 shares of common stock underlying our Series E-1 convertible preferred stock;

•	up to 108,609 shares of common stock issuable upon cashless exercise of warrants;

•	up to 85,898 shares of common stock underlying our series E convertible preferred stock issuable upon cashless exercise of warrants;

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144. Subject to the 180-day lock-up period, approximately 1,561,961 shares of common stock will be eligible for sale in accordance with Rule 701.

Lock-Up Agreements

The holders of substantially all of our currently outstanding stock have agreed that, subject to the exceptions described in the “Underwriters” section, without the prior written consent of Merrill Lynch on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus, sell, offer, contract or grant any option to sell (including, without limitation any short sale), pledge, transfer, establish an open “put equivalent position” or otherwise dispose of any shares of our common stock, options or warrants to acquire shares of our common stock or securities exchangeable or exercisable for or convertible into shares of our common stock.

Furthermore, stockholders who purchased shares from us upon exercise of stock options have similarly agreed not to sell any of their shares for a period of 180 days after the date of this prospectus.

Registration Rights

Upon the completion of this offering, the holders of an aggregate of approximately 15,750,999 shares of our common stock, including warrants exercisable to purchase 241,383 shares of common stock, will have the right to require us to register these shares under the Securities Act under certain circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. For more information regarding these registration rights, see “Description of Capital Stock—Registration Rights.”

Stock Options

As of September 30, 2004, we had outstanding options to purchase 1,561,961 shares of common stock at a weighted average exercise price of $1.12 per share. Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding stock options together with options and other awards issuable pursuant to our 1997 stock plan, non-employee stock option plan, 2004 stock incentive plan and 2004 employee stock purchase plan.

Warrants

As of September 30, 2004, warrants to purchase shares of our capital stock which shall be exercisable for an aggregate of 576,170 shares of our common stock upon completion of this offering with a weighted average exercise price of $3.68 per share were outstanding. We anticipate that warrants to purchase an aggregate of 334,788 shares of common stock will be exercised by certain selling stockholders prior to completion of this offering. The selling stockholders will net an aggregate of 299,117 shares of common stock assuming an initial public offering price of $15 per share. The other warrants will remain outstanding upon completion of this offering. Any shares purchased pursuant to the “cashless exercise” feature of these warrants will be freely tradable under Rule 144(k).

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock who is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation or any other organization taxable as a corporation for U.S. federal tax purposes, created or organized in the U.S. or under the laws of the U.S. or of any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and (ii) one or more U.S. persons have the authority to control all of the trust’s substantial decisions.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	partnerships or other pass-through entities;

•	regulated investment companies;

•	pension plans;

•	owners of more than 5% of our common stock;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

There can be no assurance that the Internal Revenue Service, referred to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership, or disposition of our common stock. We urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Distributions on Our Common Stock

We have not declared or paid distributions on our common stock since our inception and do not intend to pay any distributions on our common stock in the foreseeable future. In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Disposition of Our Common Stock.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty between the U.S. and such holder’s country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of the tax withheld which the non-U.S. holder may claim by filing a U.S. tax return with the IRS.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the U.S. (and if an applicable income tax treaty so provides, are also attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder in the U.S.) are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons. Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as specified by an applicable income tax treaty between the U.S. and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the U.S. and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax or other exclusion from withholding under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain On Sale, Exchange or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•

the gain is effectively connected with a U.S. trade or business (and if an applicable income tax treaty so provides, is also attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder), in which case the graduated U.S. federal income tax rates applicable to U.S. persons and if the non-U.S. holder is a foreign corporation, the additional branch profits tax described above in “Distributions on Our Common Stock” may apply;

•	the non-U.S. holder is a nonresident alien individual who is present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any; or

•	we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period if shorter) a “U.S. real property holding corporation” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the additional branch profits tax described above in “Distributions on Our Common Stock” may apply. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. Furthermore, no assurance can be provided that our stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual non-U.S. holder at the time of death are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the U.S. through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITING

We intend to offer the shares of common stock through Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Lehman Brothers Inc.
SG Cowen & Co., LLC
William Blair & Company L.L.C.
Advanced Equities, Inc.

Total	6,535,405

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the initial public offering price listed on the cover page of this prospectus, and to dealers at that price less a concession not in excess of $         per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $         per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Arbinet	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $2 million and are payable by us.

Overallotment Option

The selling stockholders have granted an option to the underwriters to purchase up to 980,310 additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to seven percent of the shares offered by this prospectus for sale to some of our directors, officers, employees and friends. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We and the selling stockholders and our executive officers, directors and most existing stockholders have agreed, with some exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell, or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Quotation on the Nasdaq National Market

We expect the shares to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol “ARBX.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete, an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriter’s short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

UK Selling Restrictions

Each underwriter has agreed that:

•	it has not offered or sold and will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom; and

•	it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 as amended by the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1997 or is a person to whom such document may otherwise lawfully be issued or passed on.

No Public Offering Outside the United States

No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to our company, the selling stockholders or shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

Electronic Distribution

Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Website is not part of this prospectus.

Other Relationships

Advanced Equities, Inc. currently holds a warrant to purchase shares of our series E preferred stock and an affiliate of Advanced Equities, Inc. served as placement agent in connection with the issuance in 2001 of our series E preferred stock and holds shares of our series E and E-1 preferred stock. The affiliate of Advanced Equities received customary fees and commissions for this transaction. Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us, and may in the future receive customary fees and commissions for these transactions.

We have been informed that Bedrock Capital Partners I, L.P., Communications Ventures III, L.P. and Communications Ventures III CEO & Entrepreneurs’ Fund, L.P., holders of our series B preferred stock, may seek to purchase shares of our common stock in this offering upon redemption by us of their shares of preferred stock.

LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Princeton, New Jersey. Shearman & Sterling LLP, Washington, D.C., will pass upon certain legal matters for the underwriters in connection with this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our financial statements and schedule at December 31, 2002 and 2003, and the years ended December 31, 2001, 2002 and 2003, as set forth in their report. We have included our financial statements and schedule in the prospectus in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The special purpose financial statements of Band-X IP (internet protocol) trading exchange business, or the Division, as of December 31, 2003 and 2002, and for each of the years in the two-year period ended December 31, 2003, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2003 and 2002 special purpose financial statements contains an explanatory paragraph that states that the Division’s recurring losses from operations and net divisional deficit may raise substantial doubt about its ability to continue as a going concern. The special purpose financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The audit report covering the December 31, 2003 and 2002 special purpose financial statements contains an explanatory paragraph that states accounting principles generally accepted in United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. We anticipate making these documents publicly available, free of charge, on our website at www.arbinet.com as soon as reasonably practicable after filing such documents with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

You can read the registration statement and our future filings with the Securities and Exchange Commission, over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov. You may also read and copy any document that we file with the Securities and Exchange Commission at its public reference room at 450 Fifth Street, NW, Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Page

ARBINET-THEXCHANGE, INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets as of December 31, 2002 and 2003 and September 30, 2004 (unaudited)	F-3

Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2001, 2002 and 2003 and for the Nine Months and the Three Months Ended September 30, 2003 and 2004 (unaudited)

F-4

Consolidated Statements of Stockholders’ Deficit for the Years Ended December 31, 2001, 2002 and 2003 and for the Nine Months Ended September 30, 2004 (unaudited)	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2002 and 2003 and for the Nine Months Ended September 30, 2003 and 2004 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS	F-28

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

Unaudited Pro Forma Condensed Financial Information	F-29

Unaudited Pro Forma Condensed Statement of Operations for the nine months ended September 30, 2004	F-30

Unaudited Pro Forma Condensed Statement of Operations for the year ended December 31, 2003	F-31

Notes to Unaudited Pro Forma Condensed Financial Information	F-32

BAND-X IP TRADING EXCHANGE BUSINESS

Report of the Independent Auditors to the Board of Directors of Band-X Limited	F-33

Profit and loss accounts for the years ended December 31, 2003 and 2002	F-34

Balance sheets as at December 31, 2003 and 2002	F-35

Cash flow statements for the years ended December 31, 2003 and 2002	F-36

Notes to the accounts	F-38

Unaudited profit and loss accounts for the six months ended June 30, 2004 and 2003	F-48

Unaudited balance sheets as at June 30, 2004 and 2003	F-49

Unaudited cash flow statements for the six months ended June 30, 2004 and 2003	F-50

Notes to the accounts	F-52

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Arbinet-thexchange, Inc.

We have audited the accompanying consolidated balance sheets of Arbinet-thexchange, Inc. and subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index on Page F-1 for each of the three years in the period ended December 31, 2003. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arbinet-thexchange, Inc. and subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for each of the three years in the period ended December 31, 2003, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

New York, New York

June 16, 2004 except as to Note 1, as to which the date is          2004

The foregoing report is the form that will be signed upon the completion of the recapitalization described in Note 1 to the financial statements.

/S/  ERNST & YOUNG LLP

New York, New York

November 22, 2004

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2003

AND SEPTEMBER 30, 2004

	December 31, 2002	December 31, 2003	September 30, 2004	Pro Forma September 30, 2004
ASSETS			(unaudited)	(unaudited)
Current Assets:
Cash and cash equivalents	$6,342,706	$17,147,245	$10,040,959
Trade accounts receivable, net of allowances of $298,021 and $357,274 at December 31, 2002 and 2003, respectively; $430,730 at September 30, 2004)	16,365,115	19,177,272	27,901,454
Other current assets	2,497,564	1,882,732	1,593,511

Total current assets	25,205,385	38,207,249	39,535,924
Property and equipment, net	18,493,572	22,072,904	24,102,425
Security deposits	2,603,405	2,562,396	2,463,963
Intangible assets, net	—	—	1,930,000
Goodwill	—	—	1,730,000
Other assets	407,909	685,318	330,015

Total Assets	$46,710,271	$63,527,867	$70,092,327

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Loan payable-current portion	$2,132,489	$4,214,277	$752,624
Capital lease obligations-current portion	1,856,106	2,736,693	1,577,186
Accounts payable	9,410,072	10,966,151	14,049,075
Deferred revenue	3,106,816	3,609,494	4,112,502
Accrued expenses and other current liabilities	4,469,753	6,477,995	8,172,430

Total current liabilities	20,975,236	28,004,610	28,663,817
Loan payable—long-term	7,924,451	8,717,640	12,856,774
Capital lease obligations—long-term	1,883,408	1,967,277	1,075,190
Other long-term liabilities	9,051,494	7,566,225	6,651,372
Series B and B-1 redeemable preferred stock	—	—	22,095,360

Total Liabilities	39,834,589	46,255,752	71,342,513

Mandatorily Redeemable Preferred Stock:
Series A-1, Convertible Preferred Stock-redeemable, $0.001 par value, 15,000,000 shares authorized, 5,124,985 shares issued and outstanding	7,704,491	8,213,275	8,588,623	$—
Series B, Cumulative Redeemable Senior Preferred Stock, $0.001 par value, 38,000,000 shares authorized, 9,910,016 shares issued and outstanding	15,936,154	17,236,739	—
Series B-1, Cumulative Redeemable Senior Preferred Stock, $0.001 par value, 8,000,000 shares authorized, 2,070,545 shares issued and outstanding	3,329,613	3,601,351	—
Series C, Cumulative Convertible Senior Preferred Stock-redeemable, $0.001 par value, 38,000,000 shares authorized, 9,910,017 shares issued and outstanding	15,936,154	17,236,739	18,276,721	—
Series C-1, Cumulative Convertible Senior Preferred Stock-redeemable, $0.001 par value, 8,000,000 shares authorized, 2,070,545 shares issued and outstanding	3,329,613	3,601,351	3,818,639	—
Series E, Convertible Preferred Stock-redeemable, $0.001 par value, 124,000,000 shares authorized, 117,295,611 shares issued and outstanding	39,676,237	43,536,702	46,430,919	—
Series E-1, Convertible Preferred Stock-redeemable, $0.001 par value, 43,000,000 shares authorized, 32,046,146 shares issued and outstanding	—	10,375,854	11,026,836	—
Commitments and contingencies	—	—	—
Stockholders’ Deficit
Preferred Stock, 360,000,000 shares authorized: Series D, Cumulative Convertible Preferred Stock, $0.001 par value 8,000,000 shares authorized, 1,196,264 shares issued and outstanding (liquidation value of $31,014,977 at December 31, 2003 and $32,877,579 at September 30, 2004)	1,196	1,196	1,196	—
Series D-1, Cumulative Convertible Preferred Stock, $0.001 par value 58,000,000 shares authorized, 57,234,620 shares issued and outstanding (liquidation value of $23,955,173 at December 31, 2003 and $25,393,800 at September 30, 2004)	57,235	57,235	57,235	—
Common Stock, $0.001 par value, 518,000,000 shares authorized, 1,973,906, 2,187,631, 2,728,744 and 19,719,878 shares issued at December 31, 2002 and 2003, September 30, 2004 and pro forma, respectively	1,974	2,188	2,729	19,720
Additional paid-in capital	29,632,738	22,453,176	17,642,985	105,826,163
Stockholders’ loans	(1,614,833)	(1,426,272)	—	—
Treasury stock, 68,673 shares	—	—	(1,274,549)	(1,274,549)
Deferred compensation	—	(244,838)	(190,054)	(190,054)
Accumulated other comprehensive loss	(180,651)	(433,751)	(563,412)	(563,412)
Accumulated deficit	(106,934,239)	(106,938,830)	(105,068,054)	(105,068,054)

Total Stockholders’ Deficit	(79,036,580)	(86,529,896)	(89,391,924)	$(1,250,186)

Total Liabilities and Stockholders’ Deficit	$46,710,271	$63,527,867	$70,092,327

The accompanying notes are an integral part of these consolidated balance sheets.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 AND FOR THE NINE MONTHS AND THE THREE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004

	Years Ended December 31,			Nine Months Ended September 30,		Three Months Ended September 30,
	2001	2002	2003	2003	2004	2003	2004
				(unaudited)		(unaudited)
Trading revenues	$96,315,945	$256,253,301	$369,989,619	$272,494,549	$342,056,053	$94,229,768	$117,477,408
Fee revenues	10,189,099	23,388,806	33,958,652	25,041,577	32,197,699	8,821,596	11,530,253

Total revenues	106,505,044	279,642,107	403,948,271	297,536,126	374,253,752	103,051,364	129,007,661
Cost of trading revenues	96,264,037	256,212,245	369,972,234	272,476,863	342,023,484	94,229,531	117,477,408

	10,241,007	23,429,862	33,976,037	25,059,263	32,230,268	8,821,833	11,530,253
Costs and expenses
Operations and development	14,034,295	11,851,469	10,881,862	8,149,133	9,541,864	2,835,478	3,524,313
Sales and marketing	5,444,739	4,222,966	4,712,839	3,589,729	3,937,224	1,013,358	1,170,209
General and administrative	9,249,744	11,339,591	9,588,015	7,509,463	6,617,933	2,394,225	2,176,359
Depreciation and amortization	8,150,244	9,557,877	7,203,682	5,835,167	6,716,744	2,101,928	2,437,570
Restructuring costs, asset impairments and litigation settlement	5,583,630	19,464,359	—	—	850,000	—	850,000

Total costs and expenses	42,462,652	56,436,262	32,386,398	25,083,492	27,663,765	8,344,989	10,158,451

Income (loss) from operations	(32,221,645)	(33,006,400)	1,589,639	(24,229)	4,566,503	476,844	1,371,802
Loss on extinguishment of debt	(305,225)	—	—	—	—	—	—
Interest income	937,285	545,493	341,786	264,856	195,479	83,149	55,652
Interest expense (including $1,257,270 and $422,150 of interest on redeemable preferred stock for the nine months and the three months ended September 30, 2004)	(797,065)	(1,241,361)	(1,967,795)	(1,602,195)	(2,181,540)	(536,342)	(687,294)
Other income (expense), net	(1,446,153)	(581,317)	31,779	25,691	(709,666)	(1,043)	(322,682)

Net income (loss)	(33,832,803)	(34,283,585)	(4,591)	(1,335,877)	1,870,776	22,608	417,478
Preferred stock dividends and accretion	(5,053,477)	(7,371,429)	(8,005,573)	(6,106,214)	(5,177,817)	(2,216,435)	(1,791,245)

Net loss attributable to common stockholders	$(38,886,280)	$(41,655,014)	$(8,010,164)	$(7,442,091)	$(3,307,041)	$(2,193,827)	$(1,373,767)

Basic and diluted net loss per share	$(26.07)	$(23.28)	$(3.87)	$(3.66)	$(1.32)	$(1.09)	$(0.52)

Shares used in computing basic and diluted net loss per share	1,491,476	1,789,323	2,072,414	2,036,087	2,509,751	2,009,730	2,667,117

Pro forma basic net (loss) income per share			$—		$0.10		$0.02

Pro forma diluted net (loss) income per share			$—		$0.09		$0.02

Pro forma shares used to compute basic net (loss) income per share			19,063,548		19,500,885		19,658,251

Pro forma shares used to compute diluted net (loss) income per share			19,063,548		21,097,074		21,254,440

The accompanying notes are an integral part of these consolidated balance sheets.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

	Common Stock		Series D and Series D-1 Preferred		Additional Paid-In Capital	Stockholders’ Loans	Treasury Stock	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance January 1, 2001	1,490,813	$1,491	2,120,228	$2,120	$41,310,559	$(761,658)		$(269,169)	$(678)	$(38,817,851)	$1,464,814
Exercise of options	2,162	2			2,789						2,791
Amortization of deferred compensation								215,335			215,335
Issuance of stockholders loans, including interest thereon						(823,729)					(823,729)
Issuance of warrants					414,000						414,000
Accretion of preferred stock and warrants					(469,244)						(469,244)
Dividends on preferred stock					(4,584,233)						(4,584,233)
Foreign currency translation adjustment									58,782		58,782
Issuance of Series D-1 Preferred Stock			56,310,656	56,311	(56,311)						—
Issuance of Series D Preferred Stock					(12,860)						(12,860)
Net loss										(33,832,803)	(33,832,803)

Balance December 31, 2001	1,492,975	1,493	58,430,884	58,431	36,604,700	(1,585,387)		(53,834)	58,104	(72,650,654)	(37,567,147)
Exercise of options	480,931	481			75,816						76,297
Amortization of deferred compensation								53,834			53,834
Forgiveness of shareholder loans						141,001					141,001
Issuance of stockholders loans, including interest thereon						(170,447)					(170,447)
Issuance of warrants					323,651						323,651
Accretion of preferred stock and warrants					(982,754)						(982,754)
Dividends on preferred stock					(6,388,675)						(6,388,675)
Foreign currency translation adjustment									(238,755)		(238,755)
Net loss										(34,283,585)	(34,283,585)

Balance December 31, 2002	1,973,906	1,974	58,430,884	58,431	29,632,738	(1,614,833)		—	(180,651)	(106,934,239)	(79,036,580)
Exercise of options	82,142	82			20,083						20,165
Deferred Compensation on options and restricted stock grants	131,583	132			279,076			(279,208)			—
Amortization of deferred compensation								34,370			34,370
Net payment of stockholders loans, including interest thereon						188,561					188,561
Issuance of warrants					526,852						526,852
Accretion of preferred stock and warrants					(675,164)						(675,164)
Dividends on preferred stock					(7,330,409)						(7,330,409)
Foreign currency translation adjustment									(253,100)		(253,100)
Net loss										(4,591)	(4,591)

Balance December 31, 2003	2,187,631	2,188	58,430,884	58,431	22,453,176	(1,426,272)		(244,838)	(433,751)	(106,938,830)	(86,529,896)

Exercise of options	509,863	510			107,655						108,165
Restricted stock grants	31,250	31			259,969						260,000
Amortization of deferred compensation								54,784			54,784
Net payment of stockholders loans, including interest thereon						151,723					151,723
Repayment of stockholder loans with common stock						1,274,549	(1,274,549)				—
Accretion of preferred stock and warrants					(320,877)						(320,877)
Dividends on preferred stock					(4,856,938)						(4,856,938)
Foreign currency translation adjustment									(129,661)		(129,661)
Net income										1,870,776	1,870,776

Balance September 30, 2004 (unaudited)	2,728,744	$2,729	58,430,884	$58,431	$17,642,985	$—	$(1,274,549)	$(190,054)	$(563,412)	$(105,068,054)	$(89,391,924)

The accompanying notes are an integral part of these consolidated balance sheets.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(33,832,803)	$(34,283,585)	$(4,591)	$(1,335,877)	$1,870,776
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	8,150,244	9,558,897	7,070,956	5,868,658	6,716,744
Impairment of long-lived assets	2,359,103	17,136,419	—	—	—
Amortization of deferred compensation	215,335	53,834	34,370	—	54,784
Loss on sale of property and equipment	1,334,425	157,362	166,895	—	26,282
Non-cash interest on redeemable preferred stock	—	—	—	—	1,257,270
Changes in operating assets and liabilities:
Trade accounts receivable, net	(9,574,841)	(2,576,876)	(2,125,104)	956,612	(8,586,753)
Other current assets, security deposits and other assets	(3,464,008)	1,531,913	(862,663)	289,995	270,130
Accounts payable	(157,503)	2,107,382	1,364,460	257,925	3,052,023
Deferred revenue, accrued expenses and other current liabilities	(601,773)	3,232,642	2,248,066	2,657,414	2,145,527
Other long-term liabilities	3,968,657	5,082,837	(1,485,269)	(1,786,956)	(914,853)

Net cash (used in) provided by operating activities	(31,603,164)	2,000,825	6,407,120	6,907,771	5,891,930

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of certain assets of Band-X	—	—	—	—	(4,160,000)
Proceeds on sale of equipment	751,191	170,000	1,309,051	—	—
Purchases of property and equipment	(14,822,238)	(4,527,027)	(8,255,449)	(7,376,089)	(7,939,321)

Net cash used in investing activities	(14,071,047)	(4,357,027)	(6,946,398)	(7,376,089)	(12,099,321)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance (repayment) of indebtedness, net	(1,915,163)	4,763,004	2,874,977	3,924,163	677,480
Issuance of common stock	2,791	76,297	20,165	9,777	368,165
Issuance of preferred stock, net of issuance costs	34,355,783	—	9,918,651	9,884,175	—
Loans made to stockholders, net of repayments	(823,729)	(29,446)	188,561	186,086	151,723
Net payments on obligations under capital leases	(316,688)	(1,124,310)	(2,426,332)	1,521,315	(2,085,448)

Net cash (used in) provided by financing activities	31,302,994	3,685,545	10,576,022	15,525,516	(888,080)
Effect of foreign exchange rate changes on cash	58,782	985,053	767,795	(11,333)	(10,815)

Net (decrease) increase in cash and cash equivalents	(14,312,435)	2,314,396	10,804,539	15,045,865	(7,106,286)
Cash and cash equivalents, beginning of year	18,340,745	4,028,310	6,342,706	6,342,706	17,147,245

Cash and cash equivalents, end of period	$4,028,310	$6,342,706	$17,147,245	$21,388,571	$10,040,959

Supplemental disclosure of non-cash investing and financing activities:
Assets acquired under capital leases	$—	$3,933,080	$3,228,899	$3,228,899	$—

Cash paid for interest	$797,065	$1,178,069	$1,933,683	$1,602,195	$924,270

Repayment of stockholders’ loans with common stock	$—	$—	$—	$—	$1,274,549

The accompanying notes are an integral part of these consolidated balance sheets.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Arbinet-thexchange, Inc. and subsidiaries (“Arbinet” or the “Company”) operates an electronic market for trading, routing and settling communications capacity. Members of the Company’s exchange can anonymously buy and sell voice calls and Internet capacity based on route quality and price through the Company’s centralized, efficient and liquid market. Through the Company’s web-based interface and fully-automated trading platform, members’ orders are automatically matched using the Company’s proprietary software and delivered through its state-of-the-art facilities.

Principles of Consolidation

The consolidated financial statements include the accounts of Arbinet and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity dates of three months or less when purchased to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation for leasehold improvements is computed using the straight-line method over the shorter of the term of the lease or estimated useful lives of the assets. Expenditures for repairs and maintenance are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in the acquisition of certain assets of Band-X Limited completed in September 2004 (See Note 14). Intangible assets consist of purchased existing technology, customer relationships and other intangible assets, all of which are generally amortized over periods ranging from two to ten years. Intangible assets are stated at cost, less accumulated amortization.

The Company follows the guidance of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”, which requires that business combinations be accounted for using the purchase method of accounting and acquired intangible assets meeting certain criteria be recorded apart from goodwill. In addition, the Company follows the guidance of SFAS No. 142. “Goodwill and Other Intangible Assets” which requires that purchased goodwill and certain indefinite-lived intangibles no longer be amortized but instead goodwill is subject to an annual assessment for impairment by applying a fair value approach.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Software Capitalization

The Company accounts for the costs of computer software developed or obtained for internal use pursuant to Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, which requires the capitalization of internal use software and other related costs under certain circumstances. External direct costs of materials and services and payroll costs of employees working solely on the application development stage of the project have been capitalized in accordance with SOP 98-1. Capitalized costs of the project are amortized on a straight-line method over the estimated useful life of five years from the point when the systems are placed in service.

Impairment of Goodwill and Long-Lived Assets

The Company periodically assesses potential impairments of goodwill in accordance with the requirements of SFAS No. 142, “Goodwill and Other Intangible Assets.” The Company assesses impairment of other long-lived assets in accordance with the provisions of SFAS No, 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered by the Company include, but are not limited to, significant underperformances relative to expected historical or projected future operating results; significant underperformances relative to expected historical or projected future operating results; significant changes in the manner of use of the acquired assets or the strategy for the overall business; and significant negative industry or economic trends. In addition, goodwill is assessed for impairment at least annually in accordance with SFAS No. 142. SFAS No. 142 requires a two-step process for evaluating whether goodwill is impaired. The first step of the goodwill impairment test compares the fair value of the Company’s assets with their carrying value, including goodwill. If the fair value exceeds the carrying amount, goodwill is not impaired. If the carrying value exceeds the fair value, the Company compares the fair value of goodwill with its carrying value and recognizes an impairment loss for the amount by which the carrying amount exceeds the fair value. Fair value is determined based on comparable market multiples or discounted cash flows where applicable.

When the Company determines that the carrying value of a long-lived asset, other than goodwill, may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset, the Company recognizes an impairment loss. An impairment loss is reflected as the amount by which the carrying amount of the asset exceeds the fair value of the asset, based on the fair market value if available, or discounted cash flows, if not.

To date, the Company has not had an impairment of goodwill.

In 2002, the Company recorded a charge of approximately $17.1 million to reflect the writedown of certain telecommunications equipment, software and certain leasehold improvements to their fair market value, which was measured using discounted cash flows and quoted market prices. In 2001, under SFAS 121, which preceded SFAS 144, the Company recorded a charge of $2.3 million to reflect the writedown of certain software that management had determined to have no future benefit and no salvage value.

Revenue Recognition

The Company recognizes trading revenues from minutes traded on its exchange, and fee revenues from capacity-based access fees, credit risk premium fees, collocation service fees, annual membership fees and other value-added service fees. Revenues from minutes traded represent the price per minute multiplied by the number of minutes of network capacity purchased by buyers through the Company’s exchange. The Company recognizes trading revenues on a gross basis because the Company acts as a principal in the transactions and not in a broker

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

or agent capacity. Additionally, the Company has the risks and rewards of ownership since the Company collects directly from the buyer and pays directly to the seller. The Company bears the credit risk of the transactions and any potential default by the buyer does not absolve the Company from paying the seller. Revenues from access fees represent the amounts the Company charges sellers and buyers based on the capacity they make available to buy and sell with other customers (which the Company defines as “Members”). This capacity is measured by the size of the interconnection between the Member’s network and the Company’s exchange delivery point. The Company realizes revenue for such capacity based on a monthly minimum fee. To the extent the Member trades in excess of this minimum, the Company charges additional fees based on the additional minutes traded.

Revenues from credit risk premium fees represent the amount the Company charges Members based on each Member’s gross selling activity on our exchange for that period. Revenues from colocation service fees represent the amount the Company charges Members in order for the Member-owned equipment to be placed in the Company’s premises. For capacity-based access fees, credit risk premium fees and colocation service fees, the Company recognizes revenue as the service is provided. Annual membership fees are recognized over a period of one year. Deferred revenue includes the portion of membership fees not yet recognized and fees billed in advance of the month when services are provided.

Income Taxes

The Company accounts for income taxes pursuant to SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in the period in which the tax change occurs. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized.

Concentration of Credit Risk

Financial instruments which subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and trade accounts receivables. The Company maintains cash with various financial institutions. The Company performs periodic evaluations of the relative credit standing of these institutions. The Company’s U.K. subsidiary accounted for approximately 8%, 21% and 24% of total fee revenues for the periods ended December 31, 2001, 2002 and 2003, respectively.

The Company performs ongoing credit evaluations of its Members and, in certain cases, requires collateral from Members in the form of a cash deposit. For those Members that are both sellers and buyers for the minutes traded for a specific trading period, the Company offsets the amounts receivable against the amounts payable by the Company to such Member in accordance with the respective Membership agreements. The Company has the legal right of offset according to its standard trading terms with Members.

The Company has an agreement with a finance company that provides the Company with global credit risk management services. Under the agreement, a finance company provides credit protection on certain of the Company’s Members in the event of their insolvency.

The Company evaluates the collectibility of its accounts receivable based on a combination of factors. Where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

obligations to the Company, the Company records a specific allowance against amounts due to it and thereby reduces the net receivable to the amount the Company reasonably believes is likely to be collected. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are outstanding, industry and geographic concentrations, the current business environment and its historical experience. If the financial condition of the Company’s customers deteriorates or if economic conditions worsen, additional allowances may be required.

Fair Value of Financial Instruments

The Company’s financial instruments at December 31, 2003 consist of accounts receivable, accounts payable and debt. As of December 31, 2003, the Company did not have any derivative financial instruments. The Company believes the reported carrying amounts of its accounts receivable and accounts payable approximates fair value, based upon the short-term nature of these accounts. The fair value of the Company’s loan agreements approximated carrying value at December 31, 2003 as each of the loans bears interest at a floating rate.

Stock-Based Compensation

The Company has elected under the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), to account for its employee stock options in accordance with Accounting Principle Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), using an intrinsic value approach to measure compensation expense, if any. Companies that account for stock-based compensation arrangements for its employees under APB No. 25 are required by SFAS No. 123 to disclose the pro forma effect on net income (loss) as if the fair value based method prescribed by SFAS No. 123 had been applied. The Company plans to continue to account for stock-based compensation using the provisions of APB No. 25 and has adopted the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”.

Option valuation models require the input of highly subjective assumptions including the expected life of the option and the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Had the compensation cost for the Company’s stock options been determined based on the fair value of the options at the date of grant, the Company’s pro forma net income (loss) would have been as shown below.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
Net loss attributable to common stockholders, as reported	$(38,886,280)	$(41,655,014)	$(8,010,164)	$(7,442,091)	$(3,307,041)
Add: Stock-based compensation expense as reported	215,335	53,834	34,370	—	54,784
Deduct: Stock-based employee compensation expense determined under fair-value-based method, net of tax	(48,261)	(48,261)	(58,403)	(46,525)	(199,854)

Pro forma net income (loss)	$(38,719,206)	$(41,649,441)	$(8,034,197)	$(7,488,616)	$(3,452,111)

Income (loss) per share:
Basic and Diluted — as reported	$(26.07)	$(23.28)	$(3.87)	$(3.66)	$(1.32)

Basic and Diluted — pro forma	$(25.96)	$(23.28)	$(3.88)	$(3.68)	$(1.38)

See Note 9 for the assumptions used to compute the pro forma amounts.

During the twelve month period ended September 30, 2004, the Company granted stock options as follows:

Grants made during quarter ended	Number of options granted	Exercise price	Deemed fair value per share	Weighted average intrinsic value per share
September 30, 2004	34,375	$18.56	$18.56	$—
June 30, 2004	148,750	$18.56	$18.56	$—
March 31, 2004	185,896	$8.48	$8.48	$—
December 31, 2003	21,563	$5.76	$5.76	$—

The deemed fair value of the common stock for accounting purposes was based on contemporaneous valuations performed by management and approved by the Board of Directors. Management’s valuations considered a number of factors including:

•	Key company milestones

•	Comparable company and industry analysis

•	Third party preferred stock investments and the impact of those investments on the common stock value

•	Anticipated initial public offering price per share and the timing of the initial public offering

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign Currency Translation

The financial position and results of operations of the Company’s United Kingdom subsidiary is measured using the local currency as the functional currency. Assets and liabilities of this subsidiary are translated at the exchange rate in effect at year-end. Income statement accounts and cash flows are translated at the average rate of exchange prevailing during the period. Translation adjustments, arising from the use of differing exchange rates, are included in accumulated other comprehensive income (loss). Net gains resulting from foreign currency transactions were approximately $0, $389,000 and $721,000 for the years ended December 31, 2001, 2002 and 2003 and are included in other expense in the consolidated statements of operations and comprehensive loss.

Unaudited Financial Information

The accompanying interim consolidated balance sheet at September 30, 2004, the consolidated statements of operations and comprehensive loss for the nine months and the three months ended September 30, 2003 and 2004, the consolidated statements of cash flows for the nine months ended September 30, 2003 and 2004 and the consolidated statement of stockholders’ deficit for the nine months ended September 30, 2004 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation of the Company’s consolidated financial position at September 30, 2004 and its consolidated results of operations for the nine months and the three months ended September 30, 2003 and 2004 and its cash flows for the nine months ended September 30, 2003 and 2004. The results for the nine months and the three months ended September 30, 2004 are not necessarily indicative of the results to be expected for the year ended December 31, 2004.

Unaudited Pro Forma Information

Upon closing of the planned initial public offering, each of the outstanding shares of mandatorily redeemable convertible preferred stock will convert into shares of common stock. The pro forma balance sheet and the pro forma basic and diluted net income per share reflect the conversion of all of the outstanding shares of mandatorily redeemable convertible preferred stock into shares of common stock. The pro forma balance sheet does not give effect to the offering proceeds.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from those estimates.

Accretion of Preferred Stock Issuance Costs

The Company incurred approximately $2,647,000, $0 and $116,000 of issuance costs during the years 2001, 2002 and 2003 respectively, in connection with the issuance of various classes of its preferred stock. Such costs have been recorded as a reduction of the carrying amount of the preferred stock and are being accreted through a charge to additional paid-in capital over the period to the earliest redemption date using the effective interest method.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effects of Recently Issued Accounting Pronouncements

On December 31, 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure (“SFAS No. 148”). Statement 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion 25. The Company has adopted the disclosure provisions of SFAS No. 148.

In December 2003, the FASB issued FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities an Interpretation of ARB No. 51” (“FIN 46R”). This Interpretation, which replaces FASB Interpretation No. 46 “Consolidation of Variable Interest Entities”, clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Application of FIN 46R is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. The adoption of FIN 46R did not have a material impact on the consolidated financial statements.

Adoption of SFAS No. 150

On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The scope of this pronouncement includes mandatorily redeemable equity instruments. Application to pre-existing instruments should be recognized as the cumulative effect of a change in accounting principle (application by retroactive restatement is precluded). Exceptions to the transition requirements were provided for mandatorily redeemable instruments of non-public companies. Subsequent to the issuance of Statement 150, the FASB issued FSP 150-3, which further deferred the transition requirements for nonpublic companies that also are not SEC registrants for instruments that are mandatorily redeemable on fixed dates that are for fixed amounts. The adoption of SFAS No. 150 requires that the Company’s Series B and B-1 preferred stock be classified as debt in the Company’s consolidated balance sheet as it is redeemable at a fixed and determinable date (upon or after the earlier of the occurrence of a qualified IPO or March 30, 2006). Dividends and accretion related to the Series B and B-1 preferred stock, which previously had been recorded below net income (loss) as a charge in determining net income (loss) available to common stockholders has been charged to interest expense in the accompanying consolidated statement of operations and comprehensive loss since the January 1, 2004 adoption of this standard. While the Company’s Series A-1, C, C-1, E and E-1 preferred stock are redeemable at the option of the holders upon or after the earlier of the occurrence of a qualified IPO or May 30, 2006, the preferred shares may be converted into common shares at the option of the holders; therefore, SFAS No. 150 is not applicable to the Company’s Series A-1, C, C-1, E and E-1 preferred stock.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Earnings Per Share

Basic earnings per share are computed by dividing net income available for common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share are calculated based on the weighted average number of outstanding common shares plus the dilutive effect of convertible preferred stock, options and warrants as if they were exercised. Due to the net loss available for common stockholders, the effect of the convertible preferred stock and the potential exercise of stock options and warrants was not considered in the diluted earnings per share calculation since it would be antidilutive.

A reconciliation between basic and diluted income per share is as follows:

	Year Ended December 31,			Nine Months Ended September 30,		Three Months Ended September 30,
	2001	2002	2003	2003	2004	2003	2004
Net loss attributable to common stockholders	$(38,886,280)	$(41,655,014)	$(8,010,164)	$(7,442,091)	$(3,307,041)	$(2,193,827)	$(1,373,767)
Basic EPS:
Basic common shares	1,491,476	1,789,323	2,072,414	2,036,087	2,509,751	2,009,730	2,667,117

Basic EPS	$(26.07)	$(23.28)	$(3.87)	$(3.66)	$(1.32)	$(1.09)	$(0.52)

The following is a summary of the securities outstanding during the respective periods that have been excluded from the calculations because the effect on net loss per share would have been antidilutive:

	Year Ended December 31,			Nine Months Ended September 30, 2004
	2001	2002	2003
				(unaudited)
Redeemable convertible preferred stock	14,988,316	14,988,316	16,991,134	16,991,134

Stock options	1,682,359	1,743,141	1,752,041	1,561,961
Preferred stock warrants	—	337,256	407,164	407,164
Common stock warrants	23,116	29,366	169,006	169,006

	16,693,791	17,098,079	19,319,345	19,129,265

The shares used in calculating the pro forma net income (loss) per share assume the conversion of the following mandatorily redeemable convertible preferred shares and warrants outstanding:

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004	Three Months Ended September 30, 2004
	(Unaudited)	(Unaudited)	(Unaudited)
Net income/(loss)	$(4,591)	$1,870,776	$417,478

Weighted average common shares outstanding	2,072,414	2,509,751	2,667,117
Plus conversion of mandatorily redeemable convertible preferred stock	16,991,134	16,991,134	16,991,134

Total weighted average shares outstanding used in computing pro forma net income (loss) per share	19,063,548	19,500,885	19,658,251

Dilutive effect of stock options and warrants	—	1,596,189	1,596,189

Total common stock and common stock equivalents	19,063,548	21,097,074	21,254,440

Pro forma basic net income (loss) per share	$—	$0.10	$0.02

Pro forma diluted net income (loss) per share	$—	$0.09	$0.02

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All earnings per share amounts and number of shares outstanding have been retroactively adjusted to give effect to a 1-for-16 reverse split of the Company’s common stock that was affected in November 2004.

Additionally, the Company amended its certificate of incorporation to decrease the amount of authorized common stock, par value $0.001 per share, from 518,000,000 to 60,000,000 shares.

2.    RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

As described in Note 1, the Company recorded charges in 2001 and 2002 to reflect the write-down of certain equipment. Additionally, during 2001 and 2002, the Company exited two separate facilities and accordingly recorded charges for the future lease obligations, net of estimated sub-lease income. The table below shows the amount of the charges and the cash payments related to those liabilities.

	Facilities	Asset Impairment	Total
Fiscal year 2001 expense	$3,224,527	$2,359,103	$5,583,630
Asset write-off	—	(2,359,103)	(2,359,103)

Balance at December 31, 2001	3,224,527	—	3,224,527
Fiscal year 2002 expense	2,327,940	17,136,419	19,464,359
Asset write-off	—	(17,136,419)	(17,136,419)

Balance at December 31, 2002	5,552,467	—	5,552,467
Cash payments	(263,111)	—	(263,111)

Balance at December 31, 2003	5,289,356	—	5,289,356

Cash payments	(485,870)	—	(485,870)

Balance at September 30, 2004 (unaudited)	$4,803,486	$—	$4,803,486

As of December 31, 2003, $0.6 million of the $5.3 million balance is recorded in accrued liabilities and $4.7 million is recorded in other long-term liabilities.

3.    PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2002 and 2003:

	2002	2003	Estimated Useful Life
Telecommunications equipment and software	$29,895,508	$38,555,975	5 to 7 years
Furniture and fixtures	1,623,151	3,421,433	5 to 7 years
Leasehold improvements	8,091,514	8,098,384	Shorter of term of lease or useful life

	39,610,173	50,075,792
Less accumulated depreciation and amortization	(21,116,601)	(28,002,888)

Property and equipment, net	$18,493,572	$22,072,904

Property and equipment, net, includes equipment under capital leases of $3,990,321 and $6,008,907 (net of accumulated depreciation of $986,607 and $2,456,970) at December 31, 2002 and 2003, respectively.

In 2001, the Company sold certain fixed assets to an equipment finance company who leased these assets back to the Company. This lease is recorded as an operating lease and the Company realized an approximate $1.3 million loss on the sale in 2001.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2003, the Company sold certain fixed assets to an equipment finance company who leased these assets back to the Company. This lease is recorded as a capital lease and the Company realized an approximate $0.2 million loss on the sale in 2003. The related capital lease obligation on this equipment is approximately $1.2 million at December 31, 2003.

4.    STOCKHOLDER LOANS

In 2000, the Company issued loans receivable in connection with the exercise of options to two principal stockholders which each bear interest at 8% per annum and are due on the earlier of (i) the third anniversary date of the note, or (ii) 60 days following the termination of the stockholder’s employment agreement with the Company. In 2001, the Company issued a loan to a principal stockholder which bears interest at 6.5% per annum and is due on the earlier of (i) the fifth anniversary date of the note or (ii) a date subsequent to certain triggering events (as described in the promissory note). In 2002, the Company issued a loan in the amount of $74,207 to a principal stockholder which bears interest at 4.75% per annum and is due on the earlier of (i) the fourth anniversary date of the note or (ii) a date subsequent to certain triggering events (as described in the promissory note). These loans are secured by shares issued to these stockholders. In 2002, two of the aforementioned loans totaling approximately $141,000 were forgiven and charged to general & administrative expense. In conjunction with the issuance of the shares and loans, the Company recorded $215,000, $54,000 and $0 of non-cash compensation expense in 2001, 2002 and 2003, respectively.

During July 2004, each of the outstanding stockholder loans was repaid in full. The total amount of the loans repaid was approximately $1.3 million including principal and accrued interest until the day of repayment. The loans were repaid through the surrender of 68,673 shares of common stock held by the stockholders, which was determined to be fair value. In the event that the Company sells shares in its initial public offering, at a price above the price used in these transactions, there will be a return of certain shares to the stockholders. The Company will account for the escrowed shares as a variable stock award plan. The Company will record compensation expense equal to the fair value of the returned shares at the time the number of shares to be returned is determined.

5.    INDEBTEDNESS

Indebtedness consisted of the following at December 31, 2002 and 2003:

	2002	2003
Orix Loan	$7,000,000	$5,541,665
GECC Loan	3,056,940	2,390,252
Silicon Valley Bank Loan	—	5,000,000

	10,056,940	12,931,917
Less current portion	(2,132,489)	(4,214,277)

Loan payable—long term	$7,924,451	$8,717,640

Orix Loan During January 2002, the Company borrowed approximately $7,000,000 from Orix Merchant Banking LLC (“Orix”). This loan is governed by a Loan and Security Agreement between the Company and Orix (the “Orix Loan Agreement”). Under the terms of the Orix Loan Agreement, borrowings by the Company bear interest at the prime rate plus a margin (this rate was approximately 8.5% per annum for 2002 and 2003). The loan is secured by substantially all of the assets of the Company. As part of this borrowing, the lender also received warrants to purchase 3,250,000 shares of Series E Preferred Stock of the Company at $0.31205 per share. The warrants are exercisable at any time prior to January 31, 2009. The warrants were valued at $292,500 based on an estimate made using the Black-Scholes Option Pricing Model. These warrants were recorded as deferred financing costs, which are being amortized over the term of the related debt using the effective interest method.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Orix Loan Agreement was amended in February 2003. Under the terms of the amended Orix Loan Agreement, borrowings by the Company bear interest at the prime rate plus a margin (this rate was approximately 8.5% per annum for 2002 and 2003) and is payable in monthly principal payments of approximately $292,000 beginning in August 2003. The final payment is due in July 2005. The Orix Loan Agreement, as amended, contains a financial covenant requiring the Company to maintain a minimum EBITDA (earnings before interest, taxes, depreciation and amortization) and a limitation on quarterly capital expenditures, as defined. As of December 31, 2003, the Company was in compliance with all covenants under this amended loan agreement. As part of the amendment, the lender also received warrants to purchase 750,000 shares of Series E Preferred Stock of the Company at $0.31205 per share and 46,875 shares of Common Stock of the Company at $0.16 per share. The warrants are exercisable at any time prior to February 25, 2010. The warrants were valued at $105,000 based on an estimate made using the Black-Scholes Option Pricing Model. These warrants were recorded as deferred financing costs, which are being amortized over the term of the related debt. During May 2004, the Company repaid all amounts outstanding under the Orix Agreement.

GECC Loan Under the terms of the agreement, borrowings by the Company bore interest during 2003 at 7% per annum and is payable in monthly payments of approximately $72,000 with the final scheduled payment due in January 2007. The loan is secured by certain fixed assets of the Company that had a carrying value of approximately $2.3 million at December 31, 2003.

Silicon Valley Bank Loan In February 2003, the Company entered into an Agreement with Silicon Valley Bank (“SVB”) whereby SVB provides the Company with receivables financing on certain of the Company’s trade accounts receivables (the “SVB Agreement”). From time to time, SVB will advance amounts to the Company based on a borrowing formula described in the agreement which allows for a higher borrowing availability if a greater percentage of the accounts receivable that are presented to SVB come from the Company’s Members whom SVB has deemed to be creditworthy. Interest is accrued on the daily outstanding loan balance at a rate equal to a prime rate plus 5.5% per annum (9.5% at December 31, 2003). This agreement contains a financial covenant requiring the Company to maintain a minimum EBITDA (earnings before interest, taxes, depreciation and amortization). As of December 31, 2003, the Company was in compliance with all covenants under this loan agreement. Also in February 2003, SVB and Orix entered into an intercreditor agreement. One of the provisions of this agreement is that the occurrence of any event of default under either the Orix Loan Agreement or the SVB Agreement will constitute a cross default under the other agreement. As part of the SVB Agreement, SVB also received warrants to purchase 93,750 shares of common stock of the Company at $0.16 per share. The warrants are exercisable at any time prior to February 3, 2013. The warrants were valued at $385,000 based on an estimate made using the Black-Scholes Option Pricing Model. These warrants were recorded as deferred financing costs, which are being amortized over the term of the related debt. The SVB Agreement was amended in October 2003, increasing the availability to $12,500,000 based on a borrowing formula in the Agreement, and extending the term of the Agreement to October 2005. The SVB Agreement was amended in May 2004, increasing the line of credit to $18,750,000; extending the term to May 2006; decreasing the interest rate to a prime rate plus 2% and establishing a financial covenant requiring the Company to maintain Tangible Net Worth, as defined, of $4,000,000. Upon an IPO, the interest rate will automatically decrease to the prime rate. The intercreditor agreement between SVB and Orix was terminated as a result of the transactions.

The aggregate repayments required per the respective loan agreements are:

Year ending December 31:
2004	$4,214,277
2005	7,807,319
2006	820,587
2007	89,734

$12,931,917

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,		September 30, 2004
	2002	2003
			(unaudited)
Compensation and related benefits	$998,558	$1,094,283	$1,011,172
Security deposits from Members	902,316	1,084,773	1,745,574
Rent	840,954	1,039,971	927,571
Prepayments from Members	725,386	1,058,833	1,540,964
Value added tax	572,381	362,234	565,330
Professional	321,533	393,786	570,759
Litigation settlement	—	—	850,000
Capital expenditures	—	670,359	—
Other	108,625	773,756	961,060

	$4,469,753	$6,477,995	$8,172,430

In 2002, the Company entered into an agreement with the landlord of the space that the Company leases in London, England. Under this agreement, the landlord paid $2.0 million to the Company in 2002 for the right to terminate the existing lease approximately five years prior to the stated lease termination date. The Company is recognizing this amount as an offset to rent expense over the expected remaining life of the lease. The unrecognized amount was approximately $1.4 million and $0.5 million as of December 31, 2002 and 2003, respectively. Approximately $0.8 million and $0.5 million is included in accrued rent as of December 31, 2002 and 2003, respectively, and approximately $0.5 million is included in other long-term liabilities as of December 31, 2002.

7.    PREFERRED STOCK

The holders of shares of each class of preferred stock (other than Series A-1 preferred Stock) are entitled to a cumulative dividend at a rate of 8% per annum; dividends on Series A-1 preferred stock are non-cumulative. The liquidation preference rights for each of the Company’s nine classes of preferred stock are outlined in the Company’s articles of incorporation. Holders of the Series E and E-1 preferred stock have liquidation preference over holders of the other classes of preferred stock. Each class of preferred stock has antidilution protection, as defined in the Articles of Incorporation.

On April 15, 1999, the Company issued, in a private placement, an aggregate of 5,124,985 shares of Series A-1 preferred stock at an aggregate price of $6,000,000. The Series A-1 shares are redeemable at the option of the holders upon or after the earlier of (i) the closing of the Company’s qualified public offering or (ii) May 30, 2006. Series A-1 shares are also convertible into two shares of common stock, which are subject to adjustment, at any time at the option of the holder and are automatically convertible into shares of common stock upon a qualified public offering. The conversion price is subject to an antidilution adjustment per the Company’s articles of incorporation. The holders of Series A-1 preferred stock are entitled to a liquidation preference of $1.186 per share, plus all accrued but unpaid dividends.

On September 30, 1999, the Company issued in a private placement 1,259,659 shares of Series A-2 preferred stock at an aggregate price of $2,350,000. In connection with the preferred stock issuance, the Company issued warrants to purchase 96,520 of the Company’s common stock at $0.40 per share. On November 24, 1999, the Company entered into a restructuring agreement with the Series A-2 stockholders, according to

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

which the Company repurchased the aforementioned securities. Under the restructuring agreement, the Company issued the A-2 stockholders warrants to purchase 23,116 shares of the Company’s common stock at an exercise price of $0.40 per share. The warrants are exercisable at any time prior to November 24, 2004 and are automatically terminated upon a qualified public offering. The fair value of such warrants was included in the evaluation of the overall value of the transaction and deemed to be insignificant.

On November 24, 1999, the Company issued 11,980,561 shares of Series B preferred stock and 11,980,562 shares of Series C preferred stock at an aggregate price of $30,449,796. The Series B and Series C shares are redeemable at the option of the holders upon or after the earlier of (i) the closing of a qualified public offering or (ii) May 30, 2006; the Series B shares are also redeemable at the Company’s option at any time upon or after a qualified public offering. Series C shares are also convertible into 0.125 shares of common stock, which is subject to adjustment, at any time at the option of the holder and are automatically convertible into shares of common stock upon a qualified public offering. The conversion price of the Series C preferred stock is subject to an antidilution adjustment per the Company’s certificate of incorporation. The holders of Series B and C preferred stock are entitled to a liquidation preference of $1.271 per share, plus all accrued but unpaid dividends.

On March 7, 2000, the Company issued 2,120,228 shares of Series D preferred stock for an aggregate price of approximately $41.0 million. Series D shares are convertible into 0.125 shares of common stock, which is subject to adjustment, at any time after the date of issuance at the option of the holder and are automatically convertible into shares of common stock upon a qualified public offering. The conversion price of the Series D preferred stock is subject to an antidilution adjustment per the Company’s articles of incorporation The Series D preferred stock is classified in the Stockholders’ Deficit section of the accompanying consolidated balance sheets because, unlike the other classes of preferred stock, the Series D does not have a mandatory redemption provision.

On July 3, 2001, the Company issued 117,295,611 shares of Series E preferred stock for an aggregate price of approximately $36.6 million. Each Series E share is convertible into 0.0625 shares of common stock, which is subject to adjustment, at any time at the option of the holder and are automatically convertible into shares of common stock upon a qualified public offering. The holders of Series E preferred stock are entitled to a liquidation preference of $0.6241 per share, plus all accrued but unpaid dividends. This liquidation preference for holders of Series E preferred stock also includes sharing pro rata (assuming an “if converted to common stock” basis) with holders of all other classes of preferred stock and holders of common stock up to a maximum of $2.18435 per share. As part of this issuance of Series E preferred stock, the Company amended its certificate of incorporation to provide that any dividend accrued for each class of preferred stock on or prior to July 3, 2001 is payable in cash and any dividend accrued after July 3, 2001 is payable in cash or in additional shares of preferred stock at the sole discretion of each holder of preferred stock.

Holders of Series A-1 preferred stock, Series B preferred stock, Series C preferred stock and Series D preferred stock were eligible to exchange their shares in preferred stock for Series A-2 preferred stock, Series B-1 preferred stock, Series C-1 preferred stock and Series D-1 preferred stock, respectively if they participated in the Series E preferred stock issuance. Holders of 2,070,545 shares of Series B preferred stock and Series C preferred stock exchanged such shares for an equivalent number of shares of Series B-1 preferred stock and Series C-1 preferred stock. Holders of 923,964 shares of Series D preferred stock exchanged such shares for 57,234,620 shares of Series D-1 preferred stock. Each Series D-1 share is convertible into 0.0625 shares of common stock, which is subject to adjustment, at any time after the date of issuance at the option of the holder and are automatically convertible into shares of common stock upon a qualified public offering. The conversion price is subject to an antidilution adjustment per the Company’s articles of incorporation. The holders of Series D-1 preferred stock are entitled to a liquidation preference of $0.31205 per share, plus all accrued but unpaid

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

dividends. The Series D-1 preferred stock is classified in the Stockholders’ Deficit section of the accompanying consolidated balance sheets because, unlike the other classes of preferred stock, this class does not have a mandatory redemption provision.

As part of the issuance of Series E preferred stock, certain investors in Series E preferred stock received 1,800,000 warrants to purchase Series E preferred stock for $0.31205 per share. The warrants are exercisable at any time prior to February 12, 2006. The fair market value of the warrants on the date of issuance was $414,000, which was based on an estimate made using the Black-Scholes Option Pricing Model. This amount was recorded as a reduction of the carrying amount of the Series E preferred stock and is being accreted through a charge to additional paid-in capital over three years, using the effective interest method.

On May 30, 2003, the Company issued 32,046,146 shares of Series E-1 preferred stock for an aggregate price of approximately $10.0 million. Each Series E-1 share is convertible into 0.0625 shares of common stock, which is subject to adjustment, at any time at the option of the holder and is automatically convertible into 0.0625 shares of common stock upon a qualified public offering. The conversion price is subject to an antidilution adjustment per the Company’s certificate of incorporation. The holders of Series E–1 preferred stock are entitled to a liquidation preference of $0.6241 per share, plus all accrued but unpaid dividends. This liquidation preference for holders of Series E-1 preferred stock also includes sharing pro rata (assuming an “if converted to common stock” basis) with holders of all other classes of preferred stock and holders of common stock up to a maximum of $2.18435 per share. As part of this issuance of Series E-1 preferred stock, the Company amended its certificate of incorporation to provide that all accrued but unpaid dividends for all classes and series of preferred stock shall be cancelled upon the consummation of a firm commitment underwritten public offering of common stock yielding gross proceeds to the Corporation of not less than $25 million and based on a valuation of the Corporation immediately prior to such offering of not less than $255 million.

Amounts outstanding for each series of redeemable preferred stock through September 30, 2004, are:

	Series A-1	Series B and B-1	Series C and C-1	Series E and E-1
Issued, net of issuance costs	$5,770,850	$15,043,574	$15,043,574	$33,954,643
Accretion: Amortization of issuance costs	110,885	76,305	76,305	355,873
Amounts accrued for dividends in 2001 and prior	1,301,918	2,677,436	2,677,435	1,452,035

Balance, December 31, 2001	7,183,653	17,797,315	17,797,314	35,762,551
Accretion: Amortization of issuance costs	40,838	36,265	36,265	869,386
Amounts accrued for dividends in 2002	480,000	1,432,187	1,432,188	3,044,300

Balance, December 31, 2002	7,704,491	19,265,767	19,265,767	39,676,237
Issued, net of issuance costs	—		—	9,884,176
Accretion: Amortization of issuance costs	28,784	25,561	25,561	595,258
Amounts accrued for dividends in 2003	480,000	1,546,762	1,546,762	3,756,885

Balance, December 31, 2003	8,213,275	20,838,090	20,838,090	53,912,556
Reclassification to liabilities	—	(20,838,090)	—	—
Accretion: Amortization of issuance costs	15,020	—	13,337	292,520
Amounts accrued for dividends in 2004	360,328	—	1,243,933	3,252,677

Balance, September 30, 2004 (unaudited)	$8,588,623	$—	$22,095,360	$57,457,753

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    STOCKHOLDERS’ EQUITY

In November 2004, the Board of Directors approved a 16-for-1 reverse stock split related to the Company’s common stock. All share, per share and stock option data was restated in order to reflect such split retroactively.

On May 29, 2003, the Company amended its certificate of incorporation to increase the amount of authorized common stock, par value $.001 per share, from 440,000,000 to 518,000,000 shares. In addition, the Company is authorized to issue 360,000,000 shares of preferred stock, par value $.001 per share. Of these shares of preferred stock, the Company designated 15,000,000 shares as Series A-1 preferred stock, 38,000,000 shares as Series B preferred stock, 8,000,000 shares as Series B-1 preferred stock, 38,000,000 shares as Series C preferred stock, 8,000,000 shares as Series C-1 preferred stock, 8,000,000 shares as Series D preferred stock, 58,000,000 shares as Series D-1 preferred stock, 124,000,000 shares as Series E preferred stock, and 43,000,000 shares as Series E-1 preferred stock. The amendment also allows for the Board of Directors to designate the remaining undesignated preferred stock in any manner it may determine.

As of December 31, 2003, 1,752,041 shares of common stock are reserved for stock options granted; 577,155 shares are reserved for warrants to purchase common stock and Series E preferred stock and 30,487,969 are reserved for the conversion to common stock of each of the Company’s nine classes of preferred stock (other than Series B preferred stock or Series B-1 preferred stock).

9.    STOCK COMPENSATION

The Company has established a stock incentive plan (the “Plan”) which provides the granting of options to purchase 3,688,433 shares of common stock to officers, employees, directors, and consultants of the Company. As of December 31, 2003, options to purchase 609,971 shares of common stock were available for future grants. The Company applies APB No. 25 and related interpretations in accounting for its Plan.

A summary of the Company’s stock options activity (including options granted outside the Plan to non-employees) during 2001, 2002 and 2003 is presented below:

	2001	Weighted Average Exercise Price	2002	Weighted Average Exercise Price	2003	Weighted Average Exercise Price
Outstanding, at beginning of year	214,077	$1.76	1,679,859	$0.32	1,743,141	$0.32
Granted	1,513,665	0.16	648,937	0.16	172,854	2.40
Exercised	(2,162)	(1.28)	(481,575)	(0.16)	(79,642)	(0.16)
Forfeited	(45,721)	(1.28)	(104,080)	(0.16)	(84,312)	(0.32)

Outstanding, at end of year	1,679,859	0.32	1,743,141	0.32	1,752,041	0.48

Options exercisable at year-end	296,550	0.64	503,216	0.48	866,500	0.34

Weighted average grant date fair value of options granted during the year	$0.00		$0.00		$2.56

The fair market value of each option grant for all years presented has been estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

	2001	2002	2003
Expected option lives	4 years	4 years	4 years
Risk-free interest rates	6.39%	4.26%	2.40%
Expected volatility	100%	28.5%	33.5%
Dividend yield	0%	0%	0%

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information with respect to stock options outstanding and exercisable at December 31, 2003:

Exercise Price	Number Outstanding	Weighted Average Years Remaining on Contractual Life	Number Exercisable
$0.160	1,505,632	8.2	744,994
$0.752	21,639	5.3	21,639
$0.880	33,824	5.6	35,532
$1.824	69,729	9.4	—
$2.032	67,092	6.0	64,335
$3.808	34,750	9.6	—
$8.000	19,375	9.9	—

	1,752,041		866,500

10.    INCOME TAXES

The Company files its federal income tax returns on a consolidated basis and has selected September 30 as its income tax reporting year-end.

No tax benefit has been recorded on the Company’s net loss because it is not more likely than not to be recognized.

The reconciliation of income taxes from continuing operations computed at U.S. federal statutory rates to income tax expense is as follows:

	2001	2002	2003
Benefit at federal statutory rate (35%)	(11,841,481)	(11,999,255)	(1,607)
Losses with no benefit	11,841,481	11,999,255	1,607

Total Tax	$—	$—	$—

The components of net income (loss) are as follows:

	2001	2002	2003
Net loss-U.S.	$(31,959,512)	$(33,997,688)	$(58,337)
Net income(loss)-international	(1,873,291)	(285,897)	53,746

	$(33,832,803)	$(34,283,585)	$(4,591)

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Significant components of the deferred tax assets and liabilities at December 31, 2003 are as follows:

	2002	2003
Deferred tax assets:
Net operating loss carryforwards	$34,108,785	$37,372,829
Impairments	6,732,631	6,949,153
Accrued Rent	3,022,023	3,096,565
Deferred Income	980,562	991,505
Other	135,100	266,400

Deferred tax asset	44,979,101	48,676,452
Deferred tax liabilities:
Depreciation	(2,831,083)	(5,227,267)

Deferred tax liability	(2,831,083)	(5,227,267)
Valuation allowance	(42,148,018)	(43,449,185)

Net Deferred Tax Asset/(Liability)	$—	$—

A full valuation allowance in the amount of $42.1 million and $43.4 million at December 31, 2002 and 2003, respectively, has been recorded against net deferred tax assets since the Company has no assurance of realizing those assets.

At December 31, 2003, the Company had net operating loss carryforwards of approximately $90.2 million for U.S. federal income tax purposes that expire on various dates between 2013 and 2023. The availability of the NOL carryforwards to offset future taxable income is subject to annual limitations imposed by IRS Code Section 382 as a result of an ownership change. To the extent an annual NOL limitation is not used, it accumulates and carries forward to future years.

11.    401(k) PLAN

Prior to January 2002, the Company sponsored a 401(k) Plan (the “Old 401(k) Plan”), a defined contribution plan. The Company contributions under the Old 401(k) Plan were computed at 10% of an employee’s gross compensation subject to certain limits. In January 2002, the Company entered into an agreement with Administaff Companies, Inc. (“Administaff”) whereby Administaff acts as an off-site, full service human resource department and provides personnel management services by entering into a co-employment relationship with the Company’s employees. In January 2002, the Old 401(k) plan was frozen and the Company’s employees became eligible to contribute into the Administaff 401(k) Plan (the “New 401(k) Plan). The Company contributions under the New 401(k) Plan are computed at 6% of an employee’s eligible compensation subject to certain limits. Contributions into the Old 401(k) Plan in 2001 and both plans in 2002 and 2003 were approximately $40,000, $84,000 and $45,000, respectively. These contributions were recorded as expense for each year in the consolidated statements of operations and comprehensive loss.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.    COMMITMENTS AND CONTINGENCIES

Legal Proceedings

On April 13, 2004, we received a letter from Nortel Networks, Inc. forwarding a complaint filed on April 12, 2004 by Nortel Networks Inc. and Nortel Networks Limited, or collectively Nortel, in the United States District Court for the Eastern District of Virginia, Alexandria Division, alleging that we have infringed copyrights held by Nortel, misappropriated Nortel trade secrets and breached certain contractual obligations related to our purchase of hardware, services and licensed software from Nortel. In particular, the complaint alleges that we failed to purchase certain telecommunication switches and/or hardware from or certified by Nortel, in order to use Nortel copyrighted and proprietary software at our Los Angeles, London, and New York EDPs. The complaint seeks injunctive relief restraining us from use of Nortel software, actual and exemplary damages and attorneys fees and costs estimated in the letter which total approximately $6.0 million plus certain software fees. On July 19, 2004, we were served with the complaint and we filed our answer on August 9, 2004. On November 5, 2004, we settled the dispute with Nortel. Our settlement agreement with Nortel includes a mutual release and an agreement by both parties to dismiss all outstanding claims. We have agreed to pay Nortel $850,000, which consists of $350,000 to be paid immediately and a promissory note in the principal amount of $500,000. The note shall be repaid in five quarterly installments of $100,000 commencing on December 31, 2004. Upon completion of this offering, the amounts due under the note shall be accelerated and shall become due and payable. The note does not bear interest except in the case of default. Nortel also agreed to license us software for our use of Nortel switches in our New York, Los Angeles and London EDPs.

On December 20, 2002, Robert A. Marmon, a current common stockholder, brought a proceeding against us in the Court of Chancery of the State of Delaware pursuant to Section 220 of the Delaware General Corporation Law to compel the inspection of our stock ledger, books and records. Marmon’s stated purposes in seeking such inspection were to value his shares of our common stock and to investigate, among other alleged misconduct, allegations being made by Marmon of possible mismanagement and alleged breaches of fiduciary duty at Arbinet. On July 9, 2003, the Court of Chancery ruled that Marmon was entitled to inspect our stock ledger, books and records for the limited purpose of valuing his shares of our common stock. We signed a protective order with Marmon and produced certain information to Marmon in accordance with the Court’s July 9 ruling. On March 11, 2004, the Court of Chancery ordered production of all documents reflecting representations made to potential investors in connection with certain of our equity financings. On April 28, 2004, the Court of Chancery granted Marmon the right to inspect our books and records with respect to specifically enumerated document categories. We provided Marmon with certain books and records as directed by the Court of Chancery. On June 30, 2004, Marmon filed a petition in the 220 proceeding seeking recovery of his attorneys’ fees and litigation expenses incurred in that proceeding. In addition, Marmon had threatened litigation against us and certain members of our board of directors allegedly on behalf of himself and three other common stockholders of Arbinet. Marmon alleged, among other misconduct, breach of fiduciary duty in connection with certain of our financings and misconduct in connection with the prior settlement of a dispute with Marmon and three other common stockholders. On November 17, 2004, we settled the dispute with Marmon and three common stockholders on behalf of us and certain of our current and former directors and officers. The settlement agreement includes a mutual release as of the date of the settlement agreement of all existing and potential claims by Marmon and the other three stockholders, including claims against us or our former or current directors and officers, in exchange for the issuance by Arbinet of a total of 156,250 shares of our common stock to Marmon and the three other stockholders and certain of their affiliates. The issuance of shares as a result of this settlement is subject to approval by the holders of our preferred stock.

On March 18, 2003, World Access, Inc. f/k/a WAXS, Inc., WA Telcom Products Co., Inc., WorldxChange Communications, Inc., Facilicom International LLC and World Access Telecommunications Group, Inc. f/k/a Cherry Communications Incorporated d/b/a Resurgens Communications Group, or collectively

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Debtors, filed a lawsuit against us in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division. The Debtors had previously filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code. The Debtors seek recovery of certain payments they made to us as a buyer on our exchange, which total approximately $855,000. The Debtors claim that such payments were a preferential payment under the Bankruptcy Code. The Debtors also seek costs and expenses, including attorneys’ fees and interest. We filed an answer to the complaint on April 18, 2003, denying the Debtors’ claims for relief and asserting several affirmative defenses. On August 12, 2003, we served discovery on the attorneys for World Access and its related entities. Shortly after we served our discovery, the bankruptcy judge entered an order stating that the cases of World Access and its related entities, which had been jointly administered, could not be substantively consolidated. Since then the majority of Debtors’ preference complaints in the case have been continued while the Debtors sort out their administrative problems. In September 2004, the Debtors have confirmed a Plan of Liquidation which created a trust to proceed with liquidating avoidance actions.

On May 27, 2003, we received a demand letter from counsel for Octane Capital Management and its affiliate, Octane Capital Fund I, L.P., or collectively Octane, demanding the right to purchase up to $2.8 million of our shares of Series E preferred stock on the same terms as originally set forth in a Securities Purchase Agreement dated as of July 3, 2001. Additionally, the letter demands the right to convert Octane’s investment in shares of our series D preferred stock into shares of series D-1 preferred stock pursuant to the terms of such purchase agreement. The Octane demand letter also alleges violations of Octane’s rights under a Second Amended and Restated Investors’ Rights Agreement dated as of March 7, 2000, including, among other allegations, the allegation that Octane did not receive proper advance notice of the complete terms of our Series E preferred stock offering. On May 28, 2003, we sent notice to all stockholders, including Octane, indicating our plan to defend against these claims.

It is our position that Octane waived the right to participate in the Series E Financing and to receive notice from us relating to such offering, and that, in addition, sufficient notice was provided to Octane. Prior to the Series E Financing, we received notice from a representative of Octane indicating that Octane was unable to participate in the Series E Financing due to its capital constraints. In such notice, Octane did not reference that any potential terms would impact its decision not to participate in the Series E Financing. We believe, however, that sufficient notice of the terms of the Series E Financing was given to Octane. In that regard, on June 15, 2001, we sent Octane, along with other potential investors, notice of the general terms of the Series E Financing. Consistent with its earlier notice informing us that it did not intend to participate in the Series E Financing, Octane did not respond to this notice and contends that there was no waiver.

On September 1, 2004, after no contact with us for over a year, Octane contacted our representatives to renew its demand against us. We responded to Octane’s demand, denying all allegations of wrongdoing. We intend vigorously to defend against all claims, if any are brought.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating Leases

The Company leases office facilities and certain equipment under operating leases expiring through 2015. Aggregate future minimum rental payments are:

Year ending December 31:
2004	$3,369,000
2005	3,730,000
2006	3,825,000
2007	3,892,000
2008	3,556,000
Thereafter	11,539,000

$29,911,000

Rent expense for the years ended December 31, 2001, 2002 and 2003, was approximately $4,890,000, $4,471,000, and $2,557,000, respectively. In 2002, the Company received $2 million from the landlord of its London leasehold. The landlord paid this amount for the right to terminate the lease at an earlier date than stated in the lease. The Company has recognized approximately $616,000 and $923,000 of this amount for the years ended December 31, 2002 and 2003 as a reduction of rent expense. As of December 31, 2003, approximately $2.5 million of security deposits represent collateral for the landlord under various leases.

Capital Leases

The Company leases certain equipment under capital leases which expire at various dates through 2008. Borrowings under capital leases bear interest at various interest rates ranging from 8.00% to 18.55% per annum. The minimum future lease obligations as of December 31, 2003, under these noncancelable capital leases are approximately as follows:

Year ending December 31,
2004	$3,066,896
2005	1,296,226
2006	797,053
2007	21,627
2008	6,930

5,188,732
Less amounts representing interest	(484,762)

Present value of minimum lease payments	4,703,970
Less current portion	(2,736,693)

Long-term obligations under capital leases	$1,967,277

In May 2002, the Company entered into a capital lease with a financial institution. As part of this borrowing, the lender also received warrants to purchase 346,098 shares of Series E Preferred Stock of the Company at an exercise price of $0.31205 per share. The warrants are exercisable at any time prior to April 16, 2012. The warrants were valued at $31,000, based on an estimate made using the Black-Scholes Option Pricing Model and recorded as deferred financing costs recognized over the life of the lease.

In June 2003, the Company entered into another capital lease with a financial institution. As part of this borrowing, the lender also received warrants to purchase 368,531 shares of Series E Preferred Stock of the Company at an exercise price of $0.31205 per share. The warrants are exercisable at any time prior to June 6, 2013. The warrants were valued at $37,000 based on an estimate made using the Black-Scholes Option Pricing Model and recorded as deferred financing costs recognized over the life of the lease.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employment Agreements

The Company has several employment agreements with officers of the Company. The agreements provide for an annual base compensation and the issuance of stock options. These stock options were granted at fair market value. These agreements generally contain provisions for severance payouts in the event of termination of employment of the officers.

13.    AGREEMENTS WITH RELATED PARTIES

The Company had an employment agreement with a principal stockholder that expired in December 2002. The agreement provided for annual base compensation of $80,000. On April 14, 1999, the Company issued to a principal stockholder options to purchase 330,945 of the Company’s common stock at a price of $0.08 per share. The options and any underlying shares are subject to a right of repurchase by the Company upon termination of the employment agreement. Such repurchase right lapses at the rate of 1/36th per month. These options were exercised in December 1999. In conjunction with the issuance of the shares, the Company recorded deferred compensation of $646,005 in accordance with APB No. 25. The Company recorded amortization of deferred compensation of $215,335 and $53,834 in 2001 and 2002, respectively.

14.    ACQUISITION OF CERTAIN ASSETS OF BAND-X LIMITED

On September 24, 2004, the Company, through its wholly-owned subsidiary, Arbinet-thexchange Limited, acquired certain assets used in operating Band-X Limited’s IP Trading Exchange business (and the business of providing related IP services) (the “Band-X Acquisition”) with operations in New York, London and Edinburgh. The purchase price was $4 million subject to certain working capital adjustments. In addition, the Company incurred approximately $160,000 of direct transaction costs related to the acquisition.

The results of operations of this business and the estimated fair market values of the acquired assets have been included in the consolidated financial statements from the date of the acquisition. The components of the aggregate costs of the transaction are as follows:

Cash	$4,000,000
Transaction costs	160,000

$4,160,000

The purchase price for the Band-X Acquisition was allocated to assets acquired based on their estimated fair values determined by management with the assistance of a third-party appraiser as follows:

		Estimated Amortizable Life
Total tangible assets	$500,000	N/A
Existing customer relationships	1,700,000	10 years
Existing technology	130,000	2 years
Other intangibles	100,000	3 years
Goodwill	1,730,000	N/A

Total purchase price and transaction costs	$4,160,000

Schedule II

Valuation and Qualifying Accounts

Years Ended December 31, 2003, 2002 and 2001

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Year ended December 31, 2003:
Allowance for Doubtful Accounts	$298,021	$1,292,179	$(1,232,926)	$357,274

Year ended December 31, 2002:
Allowance for Doubtful Accounts	$1,394,053	$3,763,151	$(4,859,183)	$298,021

Year ended December 31, 2001:
Allowance for Doubtful Accounts	$550,028	$1,337,044	$(493,019)	$1,394,053

Unaudited Pro Forma Condensed Financial Information

On September 24, 2004, the Company, through a wholly owned subsidiary, acquired certain assets used in operating Band-X Limited IP trading exchange business (the “Acquisition”). The purchase price was $4 million subject to certain working capital adjustments.

The following unaudited pro forma condensed statements of operations for the nine months ended September 30, 2004 and for the year ended December 31, 2003 give effect to the Acquisition as if the Acquisition occurred on January 1, 2003. The pro forma adjustments give effect to the purchase accounting adjustments.

The unaudited pro forma condensed financial information is not necessarily indicative of the results that would have occurred if the Acquisition had occurred January 1, 2003 and should not be construed as being representative of future operating results or financial position. The unaudited pro forma condensed financial information should be read in conjunction with the Company’s consolidated financial statements and related notes and the separate Band-X IP trading exchange business financial statements included elsewhere in this prospectus.

ARBINET-THEXCHANGE, INC.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

For the nine months ended September 30, 2004

(Amounts in thousands)

	Historical Arbinet	Historical Band-X	Pro Forma adjustments	Note	Pro Forma Arbinet
		(A)
Trading revenues	$342,056	$3,877			$345,933
Fee revenues	32,198				32,198

Total revenues	374,254	3,877			378,131
Cost of trading revenues	342,023	894			342,917

	32,231	2,983			35,214
Costs and expenses
Operations and development	9,542	2,573	$8	(B)	12,123
Sales and marketing	3,937				3,937
General and administrative	6,618				6,618
Depreciation and amortization	6,717		200	(D)	6,917
Litigation settlement	850				850

Total costs and expenses	27,664	2,573	208		30,445

Income (loss) from operations	4,567	410	(208)		4,769
Other income (expense), net	(2,696)	(8)	(195)	(C)	(2,899)

Net income (loss)	$1,871	$402	$(403)		$1,870

Basic net income per share	$0.10				$0.10

Diluted net income per share	$0.09				$0.09

Pro forma shares used to compute basic net income per share	19,500,885				19,500,885

Pro forma shares used to compute diluted net income per share	21,097,074				21,097,074

ARBINET-THEXCHANGE, INC.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

For the year ended December 31, 2003

(Amounts in thousands)

	Historical Arbinet	Historical Band-X	Pro Forma adjustments	Note	Pro Forma Arbinet
		(A)
Trading revenues	$369,990	$4,908			$374,898
Fee revenues	33,959				33,959

Total revenues	403,949	4,908			408,857
Cost of trading revenues	369,972	1,367			371,339

	33,977	3,541			37,518
Costs and expenses
Operations and development	10,882	4,763	$69	(B)	15,714
Sales and marketing	4,713				4,713
General and administrative	9,588				9,588
Depreciation and amortization	7,204		268	(D)	7,472

Total costs and expenses	32,387	4,763	337		37,487

Income (loss) from operations	1,590	(1,222)	(337)		31
Other income (expense) net	(1,594)	(11)	(260)	(C)	(1,865)

Net income (loss)	$(4)	$(1,233)	$(597)		$(1,834)

Basic and diluted net loss per share	$—				$(0.10)

Pro forma shares used to compute basic and diluted net loss per share	19,063,548				19,063,548

Notes to Unaudited Pro Forma Condensed Financial Information

(A)	Historical Band-X financial statements are presented in British Pounds. The historical financial statements were converted to U.S dollars using an exchange rate of 1GBP to $1.78 for the nine months ended September 30, 2004 and 1GBP to $1.65 for the year ended December 31, 2003. The Band-X financial statements have been reclassified to conform to Arbinet’s presentation. The historical Band-X financial statements included in the unaudited pro forma statement of operations for the nine months ended September 30, 2004 are for the period January 1, 2004 through September 24, 2004 (date of acquisition).

(B)	Historical Band-X financial statements have been prepared under UK GAAP. These adjustments show the effect of the differences between UK GAAP and US GAAP.

(C)	To record interest expense for the $4 million which the Company borrowed in order to finance the Acquisition. The Company’s borrowing rate on its revolving credit line is the prime rate plus 2% or 6.5%.

(D)	To record amortization expense for the intangible assets which are recorded as a result of the Acquisition. The amortizable intangibles have estimated lives ranging from 2 to 10 years.

KPMG

PO Box 695

8 Salisbury Square

London EC4Y 8BB

United Kingdom

Report of the Independent Auditors to the Board of Directors of Band-X Limited

We have audited the accompanying Balance Sheets of the Band-X IP (internet protocol) trading exchange business (the “Division”) as at 31 December 2003 and 2002, and the related Profit and Loss Accounts, Statements of Total Recognised Gains and Losses, Reconciliation of Movements in Divisional Funds and Cash Flow Statements for each of the years in the two-year period ended 31 December 2003. These special purpose financial statements are the responsibility of the Band-X Limited management. Our responsibility is to express an opinion on these special purpose financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the special purpose financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the special purpose financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall special purpose financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the special purpose financial statements referred to above present fairly, in all material respects, the financial position of the Division as at 31 December 2003 and 2002, the results of its operations and its cash flows, for each of the years in the two-year period ended 31 December 2003, in conformity with generally accepted accounting principles in the United Kingdom.

The accompanying special purpose financial statements have been prepared assuming that Division will continue as a going concern. As discussed in Note 1 to the special purpose financial statements, the Division has suffered recurring losses from operations and has a net divisional deficit that may raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The special purpose financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 18 to the special purpose financial statements.

/s/ KPMG LLP

KPMG LLP	23 September, 2004
Chartered Accountants Registered Auditor

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose financial statements

Profit and loss accounts

		for the year ended 31 December
	Note	2003	2002
		£	£
Turnover from IP trading exchange business	1,2	2,974,606	2,318,502

Cost of sales		(828,686)	(1,157,219)

Gross profit		2,145,920	1,161,283

Operating costs		(2,886,935)	(3,550,606)

Operating loss	3	(741,015)	(2,389,323)

Interest receivable and similar income	4	86	607
Interest payable and similar charges	5	(1,185)	(970)

Loss on ordinary activities before taxation		(742,114)	(2,389,686)

Tax on loss on ordinary activities	6	(5,870)	—

Loss on ordinary activities after taxation		(747,984)	(2,389,686)

There is no difference between the historical cost loss and that reported in the profit and loss accounts.

The accompanying notes to the accounts form an integral part of these financial statements.

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose financial statements

Balance sheets

		as at 31 December
	Note	2003	2002
		£	£
Fixed assets
Intangible assets	7	32,887	23,831
Tangible assets	8	302,022	785,995

		334,909	809,826

Current assets
Debtors	9	874,687	937,535

Creditors: amounts falling due within one year	10	(1,495,613)	(1,605,167)

Net current liabilities		(620,926)	(667,632)

Total assets less current liabilities		(286,017)	142,194

Creditors: amounts falling due after more than one year	11	(3,692)	(18,459)

Net (liabilities) / assets		(289,709)	123,735

Divisional funds
Divisional equity	12	8,836,625	8,496,280
Accumulated deficit	12	(9,126,334)	(8,372,545)

		(289,709)	123,735

The accompanying notes to the accounts form an integral part of these financial statements.

These financial statements were approved by the board of directors on 22 September, 2004 and were signed on its behalf by

Stephen Beynon

Director and Chief Executive Officer

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose financial statements

Cash flow statements

		for the year ended 31 December
	Note	2003	2002
		£	£
Cash outflow from operating activities	14	(236,841)	(1,337,519)
Returns on investments and servicing of finance	15	(1,185)	(970)
Taxation		(5,870)	—
Capital expenditure and financial investment	15	(81,767)	(266,436)

Cash outflow before management of liquid resources and financing		(325,663)	(1,604,925)

Financing	15	325,663	1,604,925

Movement in cash in the year		—	—

The accompanying notes to the accounts form an integral part of these financial statements.

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose financial statements

Statements of total recognised gains and losses

	for the year ended 31 December
	2003	2002
	£	£
Loss for the financial year	(747,984)	(2,389,686)
Exchange loss on retranslation of foreign net assets	(5,805)	(22,201)

Total recognised losses for the financial year	(753,789)	(2,411,887)

Reconciliation of movements in divisional funds

	for the year ended 31 December
	2003	2002
	£	£
Loss for the financial year	(747,984)	(2,389,686)
Exchange loss	(5,805)	(22,201)
Movements in divisional equity	340,345	1,439,104

Net reduction in divisional funds	(413,444)	(972,783)
Opening divisional funds	123,735	1,096,518

Closing divisional funds	(289,709)	123,735

The accompanying notes to the accounts form an integral part of these financial statements.

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose financial statements

As at 31 December 2003 and 2002

NOTES TO THE ACCOUNTS

(forming part of the financial statements)

1.    ACCOUNTING POLICIES

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Division’s financial statements.

Basis of preparation

The special purpose financial statements do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The special purpose financial statements have been prepared in accordance with applicable UK accounting standards, and under the historical cost accounting rules.

The financial statements include the activities, assets and liabilities, consisting of the operations of the IP trading exchange business of Band-X Limited, the Company, and its subsidiary Band-X, Inc., only in so far as they relate to the operation of their IP (internet protocol) trading exchanges in London, Edinburgh, and New York. The net effect of all transactions between the Division and the rest of the Band-X Group is included within Divisional Equity. The Division is not a legal entity.

Revenue allocation

The financial statements include all revenue arising directly from the Division’s sales to IP trading exchange customers. No contracts have been entered into, in which revenues need to be apportioned between the IP trading exchange business and the rest of the Band-X group.

Cost allocation

The financial statements include all direct costs arising from the purchase of goods or services required to fulfill the sale of IP and related services to IP trading exchange customers.

Where costs are incurred in respect of a number of different Band-X products or services, and indirect costs are incurred to support the Division, these have been apportioned or allocated to the Division as follows:

•	Sales staff and related overhead costs: apportioned based on the amount of time spent on the sale of the underlying products sold in the Band-X portfolio. This process includes both the direct employment costs of the sales-force and indirect employment costs such as training, travel and communication expenses.

•	Engineering, product management, and operations costs: apportioned based on estimates of the time spent on the underlying activity drivers e.g. customer installations, fault volumes, and service monitoring.

•	Information technology costs and office occupancy overheads: apportioned on a headcount basis.

•	Finance, legal, human resources and executive overheads: apportioned on a headcount basis.

While the Directors consider these allocations are reasonable they may not necessarily be indicative of the costs that would have been incurred by the Division if the Division had performed these functions or received services as a stand-alone entity.

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose financial statements

As at 31 December 2003 and 2002

NOTES TO THE ACCOUNTS—(Continued)

Turnover

Turnover represents the amounts (excluding value added tax) derived from the provision of goods and services to third party customers. IP trading revenue, arising from the sale of IP transmission capacity, is recognised over the period the customer has use of the capacity. Installation fees are charged for the connection of the customers’ network to the Band-X IP trading exchange allowing for IP traffic to flow and thus trading to commence. Installation fee income is recognised over the initial term of the contract on a straight-line basis. Trading fees are charged and recognised monthly.

Long-term contracts

The Division has one long-term contract to commission and operate an IP trading exchange in Edinburgh. The Directors consider the contract is not separable and accordingly revenue is recognised on a straight-line basis over the term of the contract. Costs are expensed as incurred.

Liquidity

The accounts have been prepared on a going concern basis.

The Division has net liabilities as at 31 December 2003 and is reliant on support from Band-X Limited.

Band-X Limited has confirmed that it will continue to provide financial support as long as the Division remains part of Band-X Limited.

The support provided by Band-X Limited would terminate in the event of the Division ceasing to be a part of Band-X Limited, and in this respect the Directors are aware of the Asset Purchase Agreement signed on 2nd September 2004 for the sale of the IP trading exchange business, subject to various conditions being satisfied, before 30th September 2004. It is the Directors’ understanding that, in the event of a sale, it would be the purchaser’s intention to provide ongoing support and that the potential purchaser intends to continue to operate the Division as a going concern.

Taking these factors into account the Directors are satisfied that the Division will be able to meet its liabilities as they fall due and accordingly are satisfied that it is appropriate to prepare the financial statements of the Division on a going concern basis.

The continued financial support of Band-X cannot be assured. Should either a potential purchaser of the Division or Band-X Limited withdraw its financial support, the going concern basis may not be appropriate and the Division may not be able to realise assets at the book amounts recorded in these financial statements.

Intangible assets

Legal fees incurred in the registration of the IP trading exchange patent have been capitalised. Registration of the patent in the UK was granted in October 2003 and amounts capitalised are being amortised by equal annual instalments over 3 years from the date of grant. Registration of the patent in the US and Europe is not yet complete.

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose financial statements

As at 31 December 2003 and 2002

NOTES TO THE ACCOUNTS—(Continued)

Tangible assets and depreciation

Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets by equal instalments over their estimated useful economic lives as follows:

Furniture and Fittings	3 years
Routed Equipment	3 years
Computer Equipment	3 years

Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are converted using the rate of exchange ruling at the balance sheet date and the gains or losses from these transactions are included in the profit and loss account.

The assets and liabilities of overseas subsidiary undertakings are translated at the closing exchange rates. Profit and loss accounts of such undertakings are consolidated at the average rates of exchange during the year.

Leases

Assets acquired under finance leases are capitalised and the outstanding future lease obligations net of finance charges are shown in creditors. Operating lease rentals are charged to the profit and loss account on a straight-line basis over the period of the lease.

Taxation

The charge for taxation is based on the loss for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Cash

Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Pension

The Company operates a defined contribution pension scheme. The assets of the scheme are held separately from those of the company in an independently administered fund. The amount charged against profits represents the contributions payable to the scheme in respect of the accounting period.

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose financial statements

As at 31 December 2003 and 2002

NOTES TO THE ACCOUNTS—(Continued)

2.    SEGMENTAL REPORTING

The Division’s operations are considered to fall into one class of business, facility based trading.

	31 December
	2003	2002
	£	£
Total sales by geography
UK	2,415,268	2,007,575
N.America	559,338	310,927

Total Turnover	2,974,606	2,318,502

3.    OPERATING LOSS

	31 December
	2003	2002
	£	£
Operating loss is stated after charging

Depreciation and other amounts written off tangible fixed assets:
—Owned	533,008	598,184
—Leased	14,768	11,076
Amortisation of patents	1,430	—
Hire of premises—rentals payable under operating leases	222,534	207,698
Loss on disposal of fixed assets	—	7,682

4.    INTEREST RECEIVABLE AND SIMILAR INCOME

	31 December
	2003	2002
	£	£
Net exchange gains	86	607

5.    INTEREST PAYABLE AND SIMILAR CHARGES

	31 December
	2003	2002
	£	£
Finance lease interest payable	1,185	970

6.    TAX ON LOSS ON ORDINARY ACTIVITIES

	31 December
	2003	2002
	£	£
Overseas taxation	5,870	—

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose financial statements

As at 31 December 2003 and 2002

NOTES TO THE ACCOUNTS—(Continued)

The standard rate of UK corporation tax is 30% (2002: 30%). The actual charge for the current and previous years differs from the standard rate for the reasons set out in the following reconciliation:

	31 December
	2003	2002
	£	£
Loss on ordinary activities before taxation	(742,114)	(2,389,686)
Tax at the standard rate of 30%	(222,634)	(716,906)

Factors affecting the charge for the year:
Non-utilisation of UK tax losses	74,977	514,916
Non-utilisation of overseas tax losses	82,233	132,956
Excess depreciation over capital allowances	62,949	66,746
Other	8,345	2,288

Total current tax	5,870	—

7.    INTANGIBLE ASSETS

	31 December
	2003	2002
	£	£
Patents

Cost
At beginning of year	23,831	18,051
Additions	10,486	5,780

At end of year	34,317	23,831

Amortisation
At beginning of year	—	—
Charged in year	1,430	—

At end of year	1,430	—

Net book value	32,887	23,831

Legal fees incurred in the registration of the IP trading exchange patent have been capitalised. Registration of the patent in the UK was granted in October 2003 and is being amortised over 3 years in equal annual instalments from the date of grant. Registration in the US and Europe are not yet complete.

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose financial statements

As at 31 December 2003 and 2002

NOTES TO THE ACCOUNTS—(Continued)

8.    TANGIBLE ASSETS

	Furniture & Fittings	Routed Equipment	Computer Equipment	Total
	£	£	£	£
31 December 2002
Cost
At beginning of year	22,485	2,025,755	52,839	2,101,079
Additions	—	284,381	—	284,381
Disposals	—	(63,764)	—	(63,764)
Transfers to Band-X group	—	(171,751)	—	(171,751)
Currency adjustment	(2,143)	(34,189)	(5,036)	(41,368)

At end of year	20,342	2,040,432	47,803	2,108,577

Depreciation
At beginning of year	7,331	729,287	39,741	776,359
Charge for year	6,445	600,313	2,502	609,260
Disposals	—	(32,357)	—	(32,357)
Transfers to Band-X group	—	(11,513)	—	(11,513)
Currency adjustment	(699)	(14,681)	(3,787)	(19,167)

At end of year	13,077	1,271,049	38,456	1,322,582

Net book value	7,265	769,383	9,347	785,995

	Furniture & Fittings	Routed Equipment	Computer Equipment	Total
	£	£	£	£
31 December 2003
Cost
At beginning of year	20,342	2,040,432	47,803	2,108,577
Additions	4,885	65,929	—	70,814
Disposals	—	(4,921)	—	(4,921)
Currency adjustment	(2,384)	(29,884)	(4,680)	(36,948)

At end of year	22,843	2,071,556	43,123	2,137,522

Depreciation
At beginning of year	13,077	1,271,049	38,456	1,322,582
Charge for year	6,852	531,756	9,168	547,776
Disposals	—	(3,715)	—	(3,715)
Currency adjustment	(1,830)	(24,812)	(4,501)	(31,143)

At end of year	18,099	1,774,278	43,123	1,835,500

Net book value	4,744	297,278	—	302,022

Included in the net book value of Routed Equipment is £ 18,460 (2002: £33,227) in respect of assets held under finance leases and similar hire purchase contracts. Depreciation for the 2003 year for these assets was £ 14,768 (2002: £11,076).

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose financial statements

As at 31 December 2003 and 2002

NOTES TO THE ACCOUNTS—(Continued)

9.    DEBTORS

	31 December
	2003	2002
	£	£
Trade debtors	755,451	793,365
Amounts owed by related parties (see note 17)	11,706	1,508
Other debtors	27,099	788
Prepayments	80,431	141,874

	874,687	937,535

Other debtors include £1,673 (2002: £ NIL) in respect of a rental deposit for the New York office.

10.    CREDITORS—AMOUNTS FALLING DUE WITHIN ONE YEAR

	31 December
	2003	2002
	£	£
Trade creditors	334,173	345,705
Amounts owed to related parties (see note 17)	11,787	9,888
Finance lease contracts (see note 11)	14,768	14,768
Taxation and social security	6,062	—
Accruals and deferred income	1,128,823	1,234,806

	1,495,613	1,605,167

11.    CREDITORS—AMOUNTS FALLING DUE AFTER ONE YEAR

	31 December
	2003	2002
	£	£
Obligations under finance lease contracts	3,692	18,459

The maturity of obligations under finance lease contracts is as follows:

	31 December
	2003	2002
	£	£
Within one year	16,061	16,061
In the second to fifth years	4,015	20,075

Less future finance charges	(1,616)	(2,909)

	18,460	33,227

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose financial statements

As at 31 December 2003 and 2002

NOTES TO THE ACCOUNTS—(Continued)

12.    DIVISIONAL FUNDS

	31 December
	2003	2002
	£	£
Accumulated deficit
At beginning of year	(8,372,545)	(5,960,658)
Loss for the year	(747,984)	(2,389,686)
Exchange adjustments	(5,805)	(22,201)

At end of year	(9,126,334)	(8,372,545)

	31 December
	2003	2002
	£	£
Divisional equity
At beginning of year	8,496,280	7,057,176
Movement for the year	340,345	1,439,104

At end of year	8,836,625	8,496,280

Divisional equity comprises the balance with the rest of the Band-X group and includes movements in working capital, transfers of tangible assets and cash advances to fund the business.

13.    OPERATING LEASE COMMITMENTS

Annual commitments under non-cancellable operating leases are as follows:

	31 December
	2003	2002
	£	£
Land and buildings
Operating leases which expire:
Within one year	333	72,054
In the second to fifth years inclusive	308,917	14,400

	309,250	86,454

14.    RECONCILIATION OF OPERATING LOSS TO CASH FLOWS

	31 December
	2003	2002
	£	£
Operating loss	(741,015)	(2,389,323)
Depreciation and amortisation	549,206	609,260
Loss on sale of tangible assets	—	7,682
Decrease / (increase) in debtors	64,521	(541,102)
(Decrease) / increase in creditors	(109,553)	975,964

Net cash outflow from operating activities	(236,841)	(1,337,519)

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose financial statements

As at 31 December 2003 and 2002

NOTES TO THE ACCOUNTS—(Continued)

15.    ANALYSIS OF CASH FLOWS

	31 December
	2003	2002
	£	£
Returns on investment and servicing of finance
Interest element of finance lease repayment	(1,185)	(970)

	(1,185)	(970)

Capital expenditure and financial investment
Security deposits	(1,673)	—
Purchase of tangible assets	(70,814)	(284,381)
Purchase of intangible assets	(10,486)	(5,780)
Sale of tangible assets	1,206	23,725

	(81,767)	(266,436)

Financing
Capital element of finance lease repayment	(14,768)	(11,076)
Cash inflow from asset financing	—	44,304
Inter-division funding	340,431	1,571,697

	325,663	1,604,925

16.    POST BALANCE SHEET EVENTS

On the 2nd September 2004, Band-X Limited entered into an Asset Purchase Agreement with Arbinet-thexchange Limited (the "Purchaser") for the sale of the IP trading exchange business. The consideration payable by the Purchaser is in the range of $3,700,000 to $3,850,000 depending on the working capital position of the Division on the date of completion. Completion is subject to various conditions being satisfied before 30th September 2004.

17.    RELATED PARTY TRANSACTIONS

The results include purchases of goods and services via the New York IP trading exchange business of £162,000 (2002: £75,000), made by Universal Interconnect Services, Inc.

Band-X, the legal entity, held a 19.9 % interest in the related party, Universal Interconnect Services, Inc. ("UIS"), as at 31 December 2003.

18.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements are prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP"), which differ in certain respects from generally accepted accounting principles in the United States ("US GAAP"). Differences which have an effect on the combined net loss and divisional funds are set out below.

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose financial statements

As at 31 December 2003 and 2002

NOTES TO THE ACCOUNTS—(Continued)

EFFECT ON NET LOSS OF DIFFERENCES BETWEEN UK AND US GAAP

			31 December
	Note		2003	2002
			£	£
Net loss under UK GAAP			(747,984)	(2,389,686)
Adjustment for:
Development costs	(i	)	(41,714)	(41,714)

Net loss as adjusted for US GAAP			(789,698)	(2,431,400)

EFFECT ON DIVISIONAL FUNDS OF DIFFERENCES BETWEEN UK AND US GAAP

			31 December
	Note		2003	2002
			£	£
Divisional funds under UK GAAP			(289,709)	123,735
Adjustment for:
Development costs	(i	)	1,198	42,912

Divisional funds as adjusted for US GAAP			(288,511)	166,647

(i)	Under UK GAAP, web site development costs are only capitalised when specific conditions are met. The requirements under US GAAP differs, per EITF 00-02 “Accounting for Web Site Development Costs.” The adjustments above are the result of capitalising certain costs in prior periods and the subsequent amortisation of those costs.

Band-X IP trading exchange business

A division of Band-X Limited

Financial statements

Profit and loss accounts

		for the six months ended 30 June
	Note	2004	2003
		£	£
		(unaudited)	(unaudited)
Turnover from IP trading exchange business	1,2	1,451,491	1,512,162

Cost of sales		(327,030)	(447,666)

Gross profit		1,124,461	1,064,496

Operating costs		(1,010,735)	(1,527,378)

Operating profit /(loss)	3	113,726	(462,882)

Interest receivable and similar income	4	1,360	420
Interest payable and similar charges	5	(646)	(539)

Profit / (loss) on ordinary activities before taxation		114,440	(463,001)

Tax on loss on ordinary activities	6	(4,066)	(31)

Profit / (loss) on ordinary activities after taxation		110,374	(463,032)

There is no difference between the historical cost loss and that reported in the profit and loss accounts.

The accompanying notes to the accounts form an integral part of these financial statements.

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose financial statements

Balance sheets

		as at 30 June
	Note	2004	2003
		£	£
		(unaudited)	(unaudited)
Fixed assets
Intangible assets	7	30,385	32,920
Tangible assets	8	211,679	509,927

		242,064	542,847

Current assets
Debtors	9	933,305	821,443

Creditors: amounts falling due within one year	10	(1,311,918)	(1,620,297)

Net current liabilities		(378,613)	(798,854)

Total assets less current liabilities		(136,549)	(256,007)

Creditors: amounts falling due after more than one year	11	—	(11,076)

Net (liabilities) / assets		(136,549)	(267,083)

Divisional funds
Divisional equity	12	8,879,725	8,571,267
Accumulated deficit	12	(9,016,274)	(8,838,350)

		(136,549)	(267,083)

The accompanying notes to the accounts form an integral part of these financial statements.

These financial statements were approved by the board of directors on 22 September, 2004 and were signed on its behalf by

Stephen Beynon

Director and Chief Executive Officer

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose financial statements

Cash flow statements

		for the six months ended 30 June
	Note	2004	2003
		£	£
		(unaudited)	(unaudited)
Cash inflow / (outflow) from operating activities	14	49,931	(28,775)
Returns on investments and servicing of finance	15	(299)	(539)
Taxation		(4,066)	(31)
Capital expenditure and financial investment	15	(81,370)	(38,678)

Cash outflow before management of liquid resources and financing		(35,804)	(68,023)

Financing	15	35,804	68,023

Movement in cash in the period		—	—

The accompanying notes to the accounts form an integral part of these financial statements.

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose financial statements

Statements of total recognised gains and losses

	30 June
	2004	2003
	£	£
	(unaudited)	(unaudited)
Profit / (loss) for the period	110,374	(463,032)
Exchange loss on retranslation of foreign net assets	(314)	(2,773)

Total recognised gains / (losses) for the period	110,060	(465,805)

Reconciliation of movements in divisional funds

	30 June
	2004	2003
	£	£
	(unaudited)	(unaudited)
Profit / (loss) for the period	110,374	(463,032)
Exchange loss	(314)	(2,773)
Movements in divisional equity	43,100	74,987

Net increase / (reduction) in divisional funds	153,160	(390,818)
Opening divisional (debts) / funds	(289,709)	(123,735)

Closing divisional debts	(136,549)	(267,083)

The accompanying notes to the accounts form an integral part of these financial statements.

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose interim financial statements

As at 30 June 2004 and 2003

NOTES TO THE ACCOUNTS

(forming part of the interim financial statements)

1.    ACCOUNTING POLICIES

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Division’s financial statements.

Basis of preparation

The special purpose interim financial statements do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The special purpose interim financial statements have been prepared in accordance with applicable UK accounting standards, and under the historical cost accounting rules.

The interim financial statements include the activities, assets and liabilities, consisting of the operations of the IP trading exchange business of Band-X Limited, the Company, and its subsidiary Band-X, Inc., only in so far as they relate to the operation of their IP (internet protocol) trading exchanges in London, Edinburgh, and New York. The net effect of all transactions between the Division and the rest of the Band-X Group is included within Divisional Equity. The Division is not a legal entity.

Revenue allocation

The interim financial statements include all revenue arising directly from the Division’s sales to IP trading exchange customers. No contracts have been entered into, in which revenues need to be apportioned between the IP trading exchange business and the rest of the Band-X group.

Cost allocation

The interim financial statements include all direct costs arising from the purchase of goods or services required to fulfil the sale of IP and related services to IP trading exchange customers.

Where costs are incurred in respect of a number of different Band-X products or services, and indirect costs are incurred to support the Division, these have been apportioned or allocated to the Division as follows:

•	Sales staff and related overhead costs: apportioned based on the amount of time spent on the sale of the underlying products sold in the Band-X portfolio. This process includes both the direct employment costs of the sales-force and indirect employment costs such as training, travel and communication expenses.

•	Engineering, product management, and operations costs: apportioned based on estimates of the time spent on the underlying activity drivers e.g. customer installations, fault volumes, and service monitoring.

•	Information technology costs and office occupancy overheads: apportioned on a headcount basis.

•	Finance, legal, human resources and executive overheads: apportioned on a headcount basis.

While the Directors consider these allocations are reasonable they may not necessarily be indicative of the costs that would have been incurred by the Division if the Division had performed these functions or received services as a stand-alone entity.

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose interim financial statements

As at 30 June 2004 and 2003

NOTES TO THE ACCOUNTS—(Continued)

Turnover

Turnover represents the amounts (excluding value added tax) derived from the provision of goods and services to third party customers. IP trading revenue, arising from the sale of IP transmission capacity, is recognised over the period the customer has use of the capacity. Installation fees are charged for the connection of the customers’ network to the Band-X IP trading exchange allowing for IP traffic to flow and thus trading to commence. Installation fee income is recognised over the initial term of the contract on a straight-line basis. Trading fees are charged and recognised monthly.

Long-term contracts

The Division has one long-term contract to commission and operate an IP trading exchange in Edinburgh. The Directors consider the contract is not separable and accordingly revenue is recognised on a straight-line basis over the term of the contract. Costs are expensed as incurred.

Liquidity

The accounts have been prepared on a going concern basis.

The Division has net liabilities as at 30 June 2004 and is reliant on support from Band-X Limited.

Band-X Limited has confirmed that it will continue to provide financial support as long as the Division remains part of Band-X Limited.

The support provided by Band-X Limited would terminate in the event of the Division ceasing to be a part of Band-X Limited, and in this respect the Directors are aware of the Asset Purchase Agreement signed on 2nd September 2004 for the sale of the IP trading exchange business, subject to various conditions being satisfied, before 30th September 2004. It is the Directors’ understanding that, in the event of a sale, it would be the purchaser’s intention to provide ongoing support and that the potential purchaser intends to continue to operate the Division as a going concern.

Taking these factors into account the Directors are satisfied that the Division will be able to meet its liabilities as they fall due and accordingly are satisfied that it is appropriate to prepare the interim financial statements of the Division on a going concern basis.

The continued financial support of Band-X cannot be assured. Should either a potential purchaser of the Division or Band-X Limited withdraw its financial support, the going concern basis may not be appropriate and the Division may not be able to realise assets at the book amounts recorded in these interim financial statements.

Intangible assets

Legal fees incurred in the registration of the IP trading exchange patent have been capitalised. Registration of the patent in the UK was granted in October 2003 and amounts capitalised are being amortised by equal annual instalments over 3 years from the date of grant. Registration of the patent in the US and Europe is not yet complete.

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose interim financial statements

As at 30 June 2004 and 2003

NOTES TO THE ACCOUNTS—(Continued)

Tangible assets and depreciation

Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets by equal instalments over their estimated useful economic lives as follows:

Furniture and Fittings	3 years
Routed Equipment	3 years
Computer Equipment	3 years

Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are converted using the rate of exchange ruling at the balance sheet date and the gains or losses from these transactions are included in the profit and loss account.

The assets and liabilities of overseas subsidiary undertakings are translated at the closing exchange rates. Profit and loss accounts of such undertakings are consolidated at the average rates of exchange during the year.

Leases

Assets acquired under finance leases are capitalised and the outstanding future lease obligations net of finance charges are shown in creditors. Operating lease rentals are charged to the profit and loss account on a straight-line basis over the period of the lease.

Taxation

The charge for taxation is based on the loss for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Cash

Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Pension

The Company operates a defined contribution pension scheme. The assets of the scheme are held separately from those of the company in an independently administered fund. The amount charged against profits represents the contributions payable to the scheme in respect of the accounting period.

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose interim financial statements

As at 30 June 2004 and 2003

NOTES TO THE ACCOUNTS—(Continued)

2.    SEGMENTAL REPORTING

The Division’s operations are considered to fall into one class of business, facility based trading.

	30 June
	2004	2003
	£	£
Total sales by geography
UK	1,105,983	1,260,671
N.America	345,508	251,491

Total Turnover	1,451,491	1,512,162

3.    OPERATING PROFIT / (LOSS)

	30 June
	2004	2003
	£	£
	(unaudited)	(unaudited)
Operating profit / (loss) is stated after charging

Depreciation and other amounts written off tangible fixed assets:
—Owned	163,775	295,500
—Leased	7,384	7,384
Amortisation of patents	2,860	—
Hire of premises—rentals payable under operating leases	86,019	111,390
Loss on disposal of fixed assets	834	—

4.    INTEREST RECEIVABLE AND SIMILAR INCOME

	30 June
	2004	2003
	£	£
	(unaudited)	(unaudited)
Interest receivable	347	—
Net exchange gains	1,013	420

	1,360	420

5.    INTEREST PAYABLE AND SIMILAR CHARGES

	30 June
	2004	2003
	£	£
	(unaudited)	(unaudited)
Finance lease interest payable	646	539

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose interim financial statements

As at 30 June 2004 and 2003

NOTES TO THE ACCOUNTS—(Continued)

6.    TAX ON PROFIT / (LOSS) ON ORDINARY ACTIVITIES

	30 June
	2004	2003
	£	£
	(unaudited)	(unaudited)
Overseas taxation	4,066	31

The standard rate of UK corporation tax is 30% (2003: 30%). The actual charge for the current and previous periods differs from the standard rate for the reasons set out in the following reconciliation:

	30 June
	2004	2003
	£	£
	(unaudited)	(unaudited)
Profit / (loss) on ordinary activities before taxation	114,440	(463,001)
Tax at the standard rate of 30%	34,332	(138,900)

Factors affecting the charge for the year:
(Utilisation) / non-utilisation of UK tax losses	(69,807)	60,198
Non-utilisation of overseas tax losses	19,624	46,391
Excess depreciation over capital allowances	15,622	32,363
Other	4,295	(21)

Total current tax	4,066	31

7.    INTANGIBLE ASSETS

	30 June
	2004	2003
	£	£
	(unaudited)	(unaudited)
Patents

Cost
At beginning of year	34,317	23,831
Additions	358	9,089

At end of period	34,675	32,920

Amortisation
At beginning of year	1,430	—
Charged in year	2,860	—

At end of period	4,290	—

Net book value	30,385	32,920

Legal fees incurred in the registration of the IP trading exchange patent have been capitalised. Registration of the patent in the UK was granted in October 2003 and is being amortised over 3 years in equal annual instalments from the date of grant. Registration in the US and Europe are not yet complete.

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose interim financial statements

As at 30 June 2004 and 2003

NOTES TO THE ACCOUNTS—(Continued)

8.    TANGIBLE ASSETS

	Furniture & Fittings	Routed Equipment	Computer Equipment	Total
	£	£	£	£
				(unaudited)
30 June 2003
Cost
At beginning of year	20,342	2,040,432	47,803	2,108,577
Additions	—	30,795	—	30,795
Disposals	—	(4,019)	—	(4,019)
Currency adjustment	(566)	(8,453)	(1,330)	(10,349)

At end of period	19,776	2,058,755	46,473	2,125,004

Depreciation
At beginning of year	13,077	1,271,049	38,456	1,322,582
Charge for year	3,271	291,671	7,942	302,884
Disposals	—	(2,813)	—	(2,813)
Currency adjustment	(440)	(5,879)	(1,257)	(7,576)

At end of period	15,908	1,554,028	45,141	1,615,077

Net book value	3,868	504,727	1,332	509,927

	Furniture & Fittings	Routed Equipment	Computer Equipment	Total
	£	£	£	£
				(unaudited)
30 June 2004
Cost
At beginning of year	22,843	2,071,556	43,123	2,137,522
Additions	—	80,323	689	81,012
Disposals	—	(10,000)	—	(10,000)
Transfers to Band-X group	—	(37,707)	—	(37,707)
Currency adjustment	(365)	(3,862)	(683)	(4,910)

At end of year	22,478	2,100,310	43,129	2,165,917

Depreciation
At beginning of year	18,099	1,774,278	43,123	1,835,500
Charge for year	1,350	169,732	77	171,159
Disposals	—	(9,166)	—	(9,166)
Transfers to Band-X group	—	(38,659)	—	(38,659)
Currency adjustment	(278)	(3,629)	(689)	(4,596)

At end of year	19,171	1,892,556	42,511	1,954,238

Net book value	3,307	207,754	618	211,679

Included in the net book value of Routed Equipment at 30 June 2004 is £ 11,076 (30 June 2003: £25,843) in respect of assets held under finance lease contracts. Depreciation for the six months ended 30 June 2004 for these assets was £ 7,384 (30 June 2003: £7,384).

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose interim financial statements

As at 30 June 2004 and 2003

NOTES TO THE ACCOUNTS—(Continued)

9.    DEBTORS

	30 June
	2004	2003
	£	£
	(unaudited)	(unaudited)
Trade debtors	749,326	694,156
Amounts owed by related parties (see note 17)	10,181	—
Other debtors	18,922	20,407
Prepayments	154,876	106,880

	933,305	821,443

Other debtors include £1,646 (June 2003: £ NIL) in respect of a rental deposit for the New York office.

10.    CREDITORS—AMOUNTS FALLING DUE WITHIN ONE YEAR

	30 June
	2004	2003
	£	£
	(unaudited)	(unaudited)
Trade creditors	292,646	413,244
Amounts owed to related parties (see note 17)	—	9,227
Other creditors	—	1,318
Finance lease contracts (see note 11)	11,076	14,768
Taxation and social security	9,470	10,727
Accruals and deferred income	998,726	1,171,013

	1,311,918	1,620,297

11.    CREDITORS—AMOUNTS FALLING DUE AFTER ONE YEAR

	30 June
	2004	2003
	£	£
	(unaudited)	(unaudited)
Obligations under finance lease contracts	—	11,076

The maturity of obligations under finance lease contracts is as follows:

	30 June
	2004	2003
	£	£
	(unaudited)	(unaudited)
Within one year	12,046	16,061
In the second to fifth years	—	12,046

Less future finance charges	(970)	(2,263)

	11,076	25,844

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose interim financial statements

As at 30 June 2004 and 2003

NOTES TO THE ACCOUNTS—(Continued)

12.    DIVISIONAL FUNDS

	30 June
	2004	2003
	£	£
	(unaudited)	(unaudited)
Accumulated deficit
At beginning of year	(9,126,334)	(8,372,545)
Profit / (loss) for the period	110,374	(463,032)
Exchange adjustments	(314)	(2,773)

At end of period	(9,016,274)	(8,838,350)

	30 June
	2004	2003
	£	£
	(unaudited)	(unaudited)
Divisional equity
At beginning of year	8,836,625	8,496,280
Movement for the period	43,100	74,987

At end of period	8,879,725	8,571,267

Divisional equity comprises the balance with the rest of the Band-X group and includes movements in working capital, transfers of fixed assets and cash advances to fund the business.

13.    OPERATING LEASE COMMITMENTS

Annual commitments under non-cancellable operating leases are as follows:

	30 June
	2004	2003
	£	£
	(unaudited)	(unaudited)
Land and buildings
Operating leases which expire:
Within one year	291,371	333
In the second to fifth years inclusive	16,250	328,250

	307,621	328,583

14.    RECONCILIATION OF OPERATING PROFIT / (LOSS) TO CASH FLOWS

	30 June
	2004	2003
	£	£
	(unaudited)	(unaudited)
Operating profit / (loss)	113,726	(462,882)
Depreciation and amortisation	174,019	302,884
Loss on sale of tangible assets	834	—
(Increase) / decrease in debtors	(58,645)	116,092
(Decrease) / increase in creditors	(180,003)	15,131

Net cash inflow / (outflow) from operating activities	49,931	(28,775)

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose interim financial statements

As at 30 June 2004 and 2003

NOTES TO THE ACCOUNTS—(Continued)

15.    ANALYSIS OF CASH FLOWS

	30 June
	2004	2003
	£	£
	(unaudited)	(unaudited)
Returns on investment and servicing of finance
Interest received	347	—
Interest element of finance lease repayment	(646)	(539)

	(299)	(539)

Capital expenditure and financial investment
Purchase of tangible assets	(81,012)	(30,795)
Purchase of intangible assets	(358)	(9,089)
Sale of tangible assets	—	1,206

	(81,370)	(38,678)

Financing
Capital element of finance lease repayment	(7,384)	(7,384)
Inter-division funding	43,188	75,407

	35,804	68,023

16.    POST BALANCE SHEET EVENTS

On the 2nd September 2004, Band-X Limited entered into an Asset Purchase Agreement with Arbinet-thexchange Limited (the “Purchaser”) for the sale of the IP trading exchange business. The consideration payable by the Purchaser is in the range of $3,700,000 to $3,850,000 depending on the working capital position of the Division on the date of completion. Completion is subject to various conditions being satisfied before 30th September 2004.

17.    RELATED PARTY TRANSACTIONS

The results include purchases of goods and services via the New York IP trading exchange business of £10,900 (2002: £40,800), made by Universal Interconnect Services, Inc.

Band-X, the legal entity, held a 0.02% interest in the related party, Universal Interconnect Services, Inc. (“UIS”), as at 30 June 2004 (19.9% as at 30 June 2003).

18.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements are prepared in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”), which differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”). Differences which have an effect on the combined net loss and divisional funds are set out below.

Band-X IP trading exchange business

A division of Band-X Limited

Special purpose interim financial statements

As at 30 June 2004 and 2003

NOTES TO THE ACCOUNTS—(Continued)

EFFECT ON NET LOSS OF DIFFERENCES BETWEEN UK AND US GAAP

	Note		6 months to 30 June
			2004	2003
			£	£
			(unaudited)	(unaudited)
Net profit / (loss) under UK GAAP			110,374	(463,032)
Adjustment for:
Development costs	(i	)	—	(20,857)
Liabilities for employees’ remuneration for future paid absences	(ii	)	(4,535)	(6,427)

Net profit / (loss) as adjusted for US GAAP			105,839	(490,316)

EFFECT ON DIVISIONAL FUNDS OF DIFFERENCES BETWEEN UK AND US GAAP

	Note		as at 30 June
			2004	2003
			£	£
			(unaudited)	(unaudited)
Divisional funds under UK GAAP			(136,549)	(267,083)
Adjustment for:
Development costs	(i	)	1,198	22,055
Liabilities for employees’ remuneration for future paid absences	(ii	)	(4,535)	(6,427)

Divisional funds as adjusted for US GAAP			(139,886)	(251,455)

(i)	Under UK GAAP, web site development costs are only capitalised when specific conditions are met. The requirements under US GAAP differs, per EITF 00-02 “Accounting for Web Site Development Costs.” The adjustments above are the result of capitalising certain costs in prior periods and the subsequent amortisation of those costs.
(ii)	Under UK GAAP, there is no requirement to accrue a liability for short-term employee benefits such as holiday pay. Under US GAAP, an employer should accrue for future paid absences.

Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

             Shares

Arbinet-thexchange, Inc.

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Lehman Brothers

SG Cowen & Co.

William Blair & Company

Advanced Equities, Inc.

, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers Inc. filing fee.

Securities and Exchange Commission registration fee	$15,235.86
National Association of Securities Dealers Inc. fee	12,000.00
Nasdaq Stock Market listing fee	105,000.00
Accountants’ fees and expenses	250,000.00
Legal fees and expenses	975,000.00
Blue Sky fees and expenses	5,000.00
Transfer Agent’s fees and expenses	5,000.00
Printing and engraving expenses	250,000.00
Miscellaneous	382,764.14

Total	$2,000,000

*	To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

In addition to the indemnification provided for in our certificate of incorporation, we expect to enter into separate indemnification agreements with each of our directors and executive officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law prior to completion of this offering. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

Item 15.    Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by the Registrant within the past three years. Also included is the consideration, if any, received by the Registrant for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed. The share numbers and prices set forth in this Item 15 do not reflect the proposed 1-for-16 reverse stock split that is anticipated to be effected prior to the completion of the offering contemplated by the Registration Statement.

(a)  Issuances of Capital Stock.

(1)  On January 22, 2002, the Registrant issued warrants to purchase an aggregate of 1,800,000 shares of its series E convertible preferred stock with an exercise price per share of $0.31205 to certain investors as part of the Registrant’s series E convertible preferred stock financing consummated on July 3, 2001. These investors consisted of Advanced Equities, Inc., Danforth L.L.C. and Dwitch O. Badger. Upon the closing of this offering, the warrants issued to such investors will be exercisable for 1,800,000 shares of common stock at an exercise price of $0.31205.

(2)  In May 2002, we issued 7,420,661 shares of our restricted common stock at a price per share of $0.01 to J. Curt Hockemeier, our president and chief executive officer.

(3)  On January 31, 2002, the Registrant issued a warrant to purchase 3,250,000 shares of its series E convertible preferred stock with an exercise price per share of $0.31205 to ORIX USA Corp. in connection with the execution of a loan agreement. Upon the closing of this offering, the warrant issued to ORIX USA Corp. will be exercisable for 3,250,000 shares of common stock at an exercise price of $0.31205.

(4)  On February 19, 2002, the Registrant issued a warrant to purchase 100,000 shares of its common stock with an exercise price per share of $0.50 to STC, Inc., in connection with certain marketing services rendered to the Registrant.

(5)  On April 16, 2002, the Registrant issued a warrant to purchase 346,098 shares of its series E preferred stock with an exercise price per share of $0.31205 to Pentech Financial Services in connection with the execution by the Registrant of an equipment lease. Upon the closing of this offering, the warrant issued to Pentech Financial Services will be exercisable for 346,098 shares of common stock at an exercise price of $0.31205.

(6)  On February 3, 2003, the Registrant issued a warrant to purchase 1,500,000 shares of its common stock with an exercise price per share of $0.01 to Silicon Valley Bank in connection with the execution by the Registrant of a loan agreement.

(7)  On February 25, 2003, the Registrant issued a warrant to purchase 750,000 shares of its series E preferred stock with an exercise price per share of $0.31205 and a warrant to purchase 750,000 shares of its common stock with an exercise price per share of $0.01 to ORIX Merchant Banking LLC in connection with an amendment to its loan agreement with ORIX Merchant Banking LLC. Upon the closing of this offering, the warrant to purchase shares of the Registrant’s series E preferred stock issued to ORIX Merchant Banking LLC will be exercisable for 750,000 shares of common stock at an exercise price of $0.31205.

(8)  On June 6, 2003, the Registrant issued a warrant to purchase 368,531 shares of its series E preferred stock with an exercise price per share of $0.31205 to ATEL Ventures, Inc. in connection with an equipment lease. Upon the closing of this offering, the warrant issued to ATEL Ventures, Inc. will be exercisable for 368,531 shares of common stock at an exercise price of $0.31205.

(9)  On May 30, 2003, the Registrant issued and sold an aggregate of 32,046,146 shares of series E-1 preferred stock to certain investors at a purchase price per share of $0.31205 for an aggregate purchase price of $10,000,000. Upon the closing of this offering, these shares will convert into 32,046,146 shares of common stock. These investors consisted of Advanced Equities Investments V, LLC, Amber Kapital, BancBoston Ventures, Inc., Bayview 99 I, L.P., Bayview 99 II, L.P., Charitable Remainder Unitrust F/B/O Herman S. Marmon, Charitable Remainder Unitrust F/B/O Vicki I. Marmon-Youngelman, Charitable Remainder Unitrust F/B/O Beverly H. Marmon Deangelo, Charitable Remainder Unitrust F/B/O Maxine Youngelman, Charitable Remainder Unitrust F/B/O Larry Arthur Simms, Under Trust Agreement F/B/O Annette Powell, Under Trust Agreement F/B/O David Roy Youngelman, Under Trust Agreement F/B/O James Owens, Robert A. Marmon & Toby A. Marmon JT Tenancy, ComVentures IV, L.P., ComVentures IV CEO Fund, L.P., ComVentures IV Entrepreneurs’ Fund, L.P., Dear Family Limited Partnership, Elsa D. Prince Living Trust, EnerTech Capital Partners II LP, ECP II Interfund L.P., Richard A. Forsythe Revocable Trust dtd 1/22/85, Robert Haveman, Jo-Bar Enterprises, LLC, Gabriel Maguire, Pennstone, LLC, John F. Slevin, Jr., John F. Slevin Trust, The Peter Rieman and Deborah Rieman Living Trust Agreement, Stoltzner Mercantile LLC and J.P. Morgan Partners (23A SBIC), LLC.

(10)  In June 2003, the Registrant issued and sold an aggregate of 1,664,250 shares of its restricted common stock at a price per share of $0.114 to J. Curt Hockemeier and Chi K. Eng.

(11)  In February 2004, the Registrant issued and sold an aggregate of 500,000 shares of its restricted common stock at a price per share of $0.525 to Deborah D. Rieman and Michael J. Ruane.

(12)  In November 2004, the Registrant issued an aggregate of 2,500,000 shares of the Registrant’s common stock to the following persons or entities in settlement of certain pending and threatened litigation, Robert A. Marmon, David A. Katz, Daniel I. Schwartz and Sheila Peterson as Tenants in Common, Dear Family Limited Partnership, L.P., David H. Katz, Elise E. Katz, Robert A. Marmon and Toby Ann Marmon, JTWROS, Sheila Peterson and Daniel I. Schwartz. The issuance of these shares are subject to the approval of our preferred stockholders.

No underwriters were involved in the foregoing sales of securities. The securities described in this paragraph (a) of Item 15 were issued to a combination of foreign and U.S. investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of our common stock and our convertible preferred stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

(b)  Stock Option Grants.

As of June 30, 2004, the Registrant had granted stock options under its 1997 stock plan and non-employee stock option plan for an aggregate of 25,189,845 shares of common stock (net of exercises, expirations and cancellations) at a weighted average exercise price of $0.07 per share. Options to purchase 28,969,602 shares of common stock have been exercised for an aggregate purchase price of approximately $1.0 million.

The issuance of stock options and the common stock issuable upon the exercise of such options as described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.    Exhibits and Financial Statement Schedules.

(a)  Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement

2.1**	Asset Purchase Agreement, dated September 2, 2004, by and among Band-X Limited, Arbinet-thexchange Limited and the Registrant

3.1**	Amended and Restated Certificate of Incorporation

3.2**	Amended and Restated By-laws

3.3*	Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering

3.4*	Form of Amended and Restated By-laws to be effective upon the closing of the offering

3.5*	Amendment to Amended and Restated Certificate of Incorporation

4.1**	Specimen Certificate evidencing shares of common stock

4.2**	Fourth Amended and Restated Investors’ Rights Agreement, dated May 30, 2003, by and among the Holders listed therein, the Founder listed therein and the Registrant

5.1*	Opinion of Morgan, Lewis & Bockius LLP

10.1**	Amended and Restated 1997 Stock Incentive Plan

10.2**	First Amended and Restated Non-employee Directors’ and Advisors’ Stock Option Plan

10.3*	2004 Stock Incentive Plan

10.4*	Intentionally omitted

10.5**†	Factoring Agreement, dated February 1, 2003, by and between GMAC Commercial Finance LLC and the Registrant; Export Receivable Rider to Factoring Agreement, dated February 10, 2003, by and between GMAC Commercial Finance LLC and the Registrant; and Amendment to Factoring Agreement, dated December 12, 2003, by and between GMAC Commercial Finance LLC and the Registrant

10.6**†	Interfactor and Subordination Agreement, dated December 12, 2003, by and between SCM Telco Finance LLC, GMAC Commercial Finance LLC and the Registrant; Guaranty Agreement, dated December 12, 2003, by and between Highbridge/Zwirn Special Opportunities Fund, L.P. and the Registrant; Letter Agreement, dated December 12, 2003, by and among SCM Telco Finance LLC, Silicon Valley Bank, ORIX Venture Finance LLC and the Registrant; and Factoring Agreement, dated December 12, 2003, by and between SCM Telco Finance LLC and the Registrant

10.7**	Accounts Receivable Financing Agreement, dated February 3, 2003, by and between Silicon Valley Bank and the Registrant; Intercreditor Agreement, dated February 3, 2003, by and between Silicon Valley Bank and ORIX Merchant Banking LLC; Letter Agreement, dated February 3, 2003, by and between Silicon Valley Bank, ORIX Merchant Banking LLC, GMAC Commercial Finance LLC and the Registrant; Letter Agreement, dated February 3, 2003, by and between Silicon Valley Bank, ORIX Merchant Banking LLC and the Registrant; Securities Account Control Agreement, dated February 3, 2003, by and between SVB Securities, ORIX Merchant Banking LLC, Banc of America Securities LLC and the Registrant; Securities Account Control Agreement, dated February 3, 2003, by and between SVB Securities, Silicon Valley Bank, Banc of America Securities LLC and the Registrant; Deposit Account Control Agreement, dated February 3, 2003, by and between Silicon Valley Bank, ORIX Merchant Banking LLC and the Registrant; First Amendment to Accounts Receivable Financing Agreement, dated October 27, 2003, by and between Silicon Valley Bank and the Registrant; and Second Amendment to Accounts Receivable Financing Agreement, dated May 28, 2004, by and between Silicon Valley Bank and the Registrant

Exhibit No.	Description

10.8**	Master Lease Agreement, dated as of June 5, 2003, by and between ATEL Ventures, Inc. and the Registrant; and Notification of Rental Adjustment and Amendment to Equipment Schedule No. 1 to Master Lease Agreement, dated June 24, 2003, by and between ATEL Venture Fund, LLC, ATEL Capital Equipment Fund IX, LLC and the Registrant

10.9**	Master Equipment Lease, dated as of March 1, 2002, by and between Pentech Financial Services, Inc. and the Registrant; Acceptance Supplement No. 1 to Master Equipment Lease, dated May 1, 2002, by and between Pentech Financial Services, Inc. and the Registrant; Amendment to Master Equipment Lease, dated July 1, 2002, by and between Pentech Financial Services, Inc. and the Registrant; Hold Harmless Agreement, dated May 1, 2002, by and between Pentech Financial Services, Inc. and the Registrant; and Acceptance Supplement No. 2, dated May 1, 2003, by and between Pentech Financial Services, Inc. and the Registrant

10.10**	Settlement and Release Agreement dated July 8, 2004, by and between J. Curt Hockemeier and the Registrant

10.11**	Employment Offer Letter, dated as of April 4, 2000, by and between J. Curt Hockemeier and the Registrant

10.12**	Employment Offer Letter, dated as of July 12, 2001, by and between Peter P. Sach and the Registrant

10.13**	Employment Offer Letter, dated as of March 15, 2000, by and between Chi K. Eng and the Registrant

10.14**	Settlement Agreement, dated July 9, 2004, by and between Alex Mashinsky and the Registrant

10.15**	Agreement, dated February 6, 2003, by and between Anthony L. Craig and the Registrant

10.16**	Employment Offer Letter, dated March 31, 2004, by and between John J. Roberts and the Registrant

10.17**	Albany Street Office Lease, dated February 6, 2003, by and between Albany Street Plaza Real Estate Management Company and the Registrant; Lease, dated June 11, 1999, by and between AMEC Properties Limited and Pacific Gateway Exchange (U.K.) Limited; AT&T Center Office Lease, dated December 9, 1997, by and between Mitsui Fudosan (U.S.A.), Inc. and Pacific Gateway Exchange; Office Lease, by and between Bruce Goodman and the Registrant; Lease Agreement by and between Auda Properties, L.P. and the Registrant; and Office lease, dated January 20, 2000, by and between 75 Broad, LLC, and the Registrant

10.18**	Consulting Agreement dated July 8, 2004, by and between Alex Mashinsky and the Registrant

10.19**	Settlement and Release Agreement dated July 30, 2004, by and between Anthony L. Craig and the Registrant

10.20**	Master Rental Agreement dated May 18, 2001, by and between Lombard GATX Technology Limited and the Registrant; Addendum to Master Rental Agreement, dated May 18, 2001, by and between Lombard Network Services Limited and the Registrant; and Letter Agreement, dated June 17, 2004, by and between Lombard GATX Technology Limited and the Registrant

10.21*	Form of Incentive Stock Option Agreement under 2004 Stock Incentive Plan

10.22*	Form of Nonstatutory Stock Option Agreement under 2004 Stock Incentive Plan

10.23**	Standard Purchase Agreement, dated May 19, 2003, by and between Tekelec and the Registrant

10.24**	Master Procurement Agreement, dated March 7, 2003, by and between Tekelec (f/k/a Santera Systems Inc.) and the Registrant; Amendment No. 1 to the Master Procurement Agreement, dated September 5, 2003, by and between Tekelec (f/k/a Santera Systems Inc.) and the Registrant; Amendment No. 2 to the Master Procurement Agreement, dated December 31, 2003, by and between Tekelec and the Registrant; Amendment No. 3 to the Master Procurement Agreement, dated March 31, 2004, by and between Tekelec and the Registrant; Amendment No. 4 to the Master Procurement Agreement, dated May 10, 2004, by and between Tekelec and the Registrant

10.25	Assignment and Acceptance Agreement, dated August 31, 2004, by and between Highbridge/Zwirn Special Opportunities Fund, LP and the Registrant

Exhibit No.	Description

21.1**	Subsidiaries of the Registrant

23.1	Consent of Ernst & Young LLP

23.2	Consent of KPMG LLP

23.3*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (see page II-9)

*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.

(b)  Financial Statement Schedules.

None

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2)  For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Brunswick, New Jersey on this 24th day of November, 2004.

ARBINET-THEXCHANGE, INC.

By:	/S/ J. CURT HOCKEMEIER
J. Curt Hockemeier President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ J. CURT HOCKEMEIER J. Curt Hockemeier	President, Chief Executive Officer and Director (Principal Executive Officer)	November 24, 2004

/S/ JOHN J. ROBERTS John J. Roberts	Chief Financial Officer (Principal Financial and Accounting Officer)	November 24, 2004

* Anthony L. Craig	Chairman of the Board of Directors and Director	November 24, 2004

* Roland A. Van der Meer	Director	November 24, 2004

* William G. Kingsley	Director	November 24, 2004

* Michael L. DeRosa	Director	November 24, 2004

* Mathew J. Lori	Director	November 24, 2004

* Michael J. Ruane	Director	November 24, 2004

* Deborah D. Rieman	Director	November 24, 2004

By the signature set forth below, the undersigned, pursuant to the duly authorized powers of attorney filed with the Securities and Exchange Commission, has signed this Amendment No. 4 to Registration Statement or behalf of the person indicated.

*By:	/s/ J. CURT HOCKEMEIER
J. Curt Hockemeier Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

2.1**	Asset Purchase Agreement, dated September 2, 2004, by and among Band-X Limited, Arbinet-thexchange Limited and the Registrant

3.1**	Amended and Restated Certificate of Incorporation

3.2**	Amended and Restated By-laws

3.3*	Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering

3.4*	Form of Amended and Restated By-laws to be effective upon the closing of the offering

3.5*	Amendment to Amended and Restated Certificate of Incorporation

4.1**	Specimen Certificate evidencing shares of common stock

4.2**	Fourth Amended and Restated Investors’ Rights Agreement, dated May 30, 2003, by and among the Holders listed therein, the Founder listed therein and the Registrant

5.1*	Opinion of Morgan, Lewis & Bockius LLP

10.1**	Amended and Restated 1997 Stock Incentive Plan

10.2**	First Amended and Restated Non-employee Directors’ and Advisors’ Stock Option Plan

10.3*	2004 Stock Incentive Plan

10.4*	Intentionally omitted

10.5**†	Factoring Agreement, dated February 1, 2003, by and between GMAC Commercial Finance LLC and the Registrant; Export Receivable Rider to Factoring Agreement, dated February 10, 2003, by and between GMAC Commercial Finance LLC and the Registrant; and Amendment to Factoring Agreement, dated December 12, 2003, by and between GMAC Commercial Finance LLC and the Registrant

10.6**†	Interfactor and Subordination Agreement, dated December 12, 2003, by and between SCM Telco Finance LLC, GMAC Commercial Finance LLC and the Registrant; Guaranty Agreement, dated December 12, 2003, by and between Highbridge/Zwirn Special Opportunities Fund, L.P. and the Registrant; Letter Agreement, dated December 12, 2003, by and among SCM Telco Finance LLC, Silicon Valley Bank, ORIX Venture Finance LLC and the Registrant; and Factoring Agreement, dated December 12, 2003, by and between SCM Telco Finance LLC and the Registrant

10.7**	Accounts Receivable Financing Agreement, dated February 3, 2003, by and between Silicon Valley Bank and the Registrant; Intercreditor Agreement, dated February 3, 2003, by and between Silicon Valley Bank and ORIX Merchant Banking LLC; Letter Agreement, dated February 3, 2003, by and between Silicon Valley Bank, ORIX Merchant Banking LLC, GMAC Commercial Finance LLC and the Registrant; Letter Agreement, dated February 3, 2003, by and between Silicon Valley Bank, ORIX Merchant Banking LLC and the Registrant; Securities Account Control Agreement, dated February 3, 2003, by and between SVB Securities, ORIX Merchant Banking LLC, Banc of America Securities LLC and the Registrant; Securities Account Control Agreement, dated February 3, 2003, by and between SVB Securities, Silicon Valley Bank, Banc of America Securities LLC and the Registrant; Deposit Account Control Agreement, dated February 3, 2003, by and between Silicon Valley Bank, ORIX Merchant Banking LLC and the Registrant; First Amendment to Accounts Receivable Financing Agreement, dated October 27, 2003, by and between Silicon Valley Bank and the Registrant; and Second Amendment to Accounts Receivable Financing Agreement, dated May 28, 2004, by and between Silicon Valley Bank and the Registrant

Exhibit No.	Description

10.8**	Master Lease Agreement, dated as of June 5, 2003, by and between ATEL Ventures, Inc. and the Registrant; and Notification of Rental Adjustment and Amendment to Equipment Schedule No. 1 to Master Lease Agreement, dated June 24, 2003, by and between ATEL Venture Fund, LLC, ATEL Capital Equipment Fund IX, LLC and the Registrant

10.9**	Master Equipment Lease, dated as of March 1, 2002, by and between Pentech Financial Services, Inc. and the Registrant; Acceptance Supplement No. 1 to Master Equipment Lease, dated May 1, 2002, by and between Pentech Financial Services, Inc. and the Registrant; Amendment to Master Equipment Lease, dated July 1, 2002, by and between Pentech Financial Services, Inc. and the Registrant; Hold Harmless Agreement, dated May 1, 2002, by and between Pentech Financial Services, Inc. and the Registrant; and Acceptance Supplement No. 2, dated May 1, 2003, by and between Pentech Financial Services, Inc. and the Registrant

10.10**	Settlement and Release Agreement dated July 8, 2004, by and between J. Curt Hockemeier and the Registrant

10.11**	Employment Offer Letter, dated as of April 4, 2000, by and between J. Curt Hockemeier and the Registrant

10.12**	Employment Offer Letter, dated as of July 12, 2001, by and between Peter P. Sach and the Registrant

10.13**	Employment Offer Letter, dated as of March 15, 2000, by and between Chi K. Eng and the Registrant

10.14**	Settlement Agreement, dated July 9, 2004, by and between Alex Mashinsky and the Registrant

10.15**	Agreement, dated February 6, 2003, by and between Anthony L. Craig and the Registrant

10.16**	Employment Offer Letter, dated March 31, 2004, by and between John J. Roberts and the Registrant

10.17**	Albany Street Office Lease, dated February 6, 2003, by and between Albany Street Plaza Real Estate Management Company and the Registrant; Lease, dated June 11, 1999, by and between AMEC Properties Limited and Pacific Gateway Exchange (U.K.) Limited; AT&T Center Office Lease, dated December 9, 1997, by and between Mitsui Fudosan (U.S.A.), Inc. and Pacific Gateway Exchange; Office Lease, by and between Bruce Goodman and the Registrant; Lease Agreement by and between Auda Properties, L.P. and the Registrant; and Office lease, dated January 20, 2000, by and between 75 Broad, LLC, and the Registrant

10.18**	Consulting Agreement, dated July 8, 2003, by and between Alex Mashinsky and the Registrant

10.19**	Settlement and Release Agreement dated July 30, 2004, by and between Anthony L. Craig and the Registrant

10.20**	Master Rental Agreement dated May 18, 2001, by and between Lombard GATX Technology Limited and the Registrant; Addendum to Master Rental Agreement, dated May 18, 2001, by and between Lombard Network Services Limited and the Registrant; and Letter Agreement, dated June 17, 2004, by and between Lombard GATX Technology Limited and the Registrant

10.21*	Form of Incentive Stock Option Agreement under 2004 Stock Incentive Plan

10.22*	Form of Nonstatutory Stock Option Agreement under 2004 Stock Incentive Plan

10.23**	Standard Purchase Agreement, dated May 19, 2003, by and between Tekelec and the Registrant

10.24**	Master Procurement Agreement, dated March 7, 2003, by and between Tekelec (f/k/a Santera Systems Inc.) and the Registrant; Amendment No. 1 to the Master Procurement Agreement, dated September 5, 2003, by and between Tekelec (f/k/a Santera Systems Inc.) and the Registrant; Amendment No. 2 to the Master Procurement Agreement, dated December 31, 2003, by and between Tekelec and the Registrant; Amendment No. 3 to the Master Procurement Agreement, dated March 31, 2004, by and between Tekelec and the Registrant; Amendment No. 4 to the Master Procurement Agreement, dated May 10, 2004, by and between Tekelec and the Registrant

10.25	Assignment and Acceptance Agreement, dated August 31, 2004, by and between Highbridge/Zwirn Special Capital Opportunities Fund, LP and the Registrant

Exhibit No.	Description

21.1**	Subsidiaries of the Registrant

23.1	Consent of Ernst & Young LLP

23.2	Consent of KPMG LLP

23.3*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (see page II-9)

*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.